8/15


06016068

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Frutarom

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

FILE NO. 82- 04357 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: [signature]

DATE: 8/16/06

TO BE THE PREFERRED PARTNER FOR TASTY AND HEALTHY SUCCESS

ANNUAL REPORT 2005


FRUTAROM
FOUNDED 1933

TABLE OF CONTENTS


SEC MAIL PROCESSING
RECEIVED
AUG 1 4 2006
WASH. D.C.
213
SECTION

Dear Shareholder,

2005 was a good year for Frutarom. We continued our growth and expansion on the path to our goal of becoming a leading global company in the field of flavors and fine ingredients.

For the sixth consecutive year, Frutarom achieved growth in sales, profit and profitability. Sales grew by 23.8% to US$ 243.8 million, gross profit rose by 27.2% to US$ 94.5 million, and gross margin increased from 37.8% to 38.8%. Operating profit rose by 53.3% to US$ 33.7 million, while operating margin reached 13.8% (11.2% in 2004). Net profit rose sharply by 70.4% to US$ 26.8 million, while achieving a net profit of 11.0% of sales (8.0% in 2004). The cash flow and profit per share also continued to grow, with cash flow from current activity reaching US$ 32.5 million (US$ 17.3 million in 2004) and profit per share increasing from US$ 0.34 to US$ 0.49 per share, despite the increase in the number of outstanding shares.

Our continued growth in profit and profitability resulted mainly from improved product mix. In 2005, the growth in sales of the Flavors Division (which typically generates higher margins than our other activities) continued. The Flavors Division's sales in 2005 totaled US$ 156.6 million, representing 64.2% of Frutarom's overall activity, compared with 56.6% in 2004 and 32.9% in 2000. The successful development by the Fine Ingredients Division of new, innovative products with higher than average margins, also contributed to the improvement in profit and profitability.

Frutarom's good result in 2005 was achieved in a challenging business environment, characterized by a relatively weak period for the processed food industry, particularly in Western Europe, where we have a majority of our sales, the weakening of West

European currencies against the US dollar, and despite significant erosion in selling prices of extracts and flavors produced from vanilla.

In February 2005, we successfully completed a US$ 76 million offering on the London Stock Exchange Official List. The offering added leading global investors to our shareholder list, improved our equity structure, strengthened our position as a global company, and provided us with the means to continue implementing our growth strategy.

As part of executing Frutarom's rapid growth strategy in recent years, we acquired Emil Flachsmann AG in 2003, the European Food Systems business of IFF in 2004, the natural flavor extracts business of A.M. Todd Botanical Therapeutics in 2005, and 70% of Nesse in January 2006. These acquisitions expanded our food and beverage customer base, our geographic coverage in Europe, and our product offering, while strengthening our position as a leading flavor supplier. We continue to realize the cross-selling opportunities resulting from these acquisitions. The Nesse acquisition is another milestone in strengthening our technological capabilities in the savory field, which is growing at higher rates than other segments of our industry. We dedicate considerable resources to identifying and executing acquisitions that fit our growth strategy, and will ensure that the Company continues to create value for our shareholders.

While growing through mergers and acquisitions, we continue to invest in our existing businesses. Research and development, technology and innovation are core competencies, and one of our internal growth engines. We will continue to invest in the development of new, added-value, innovative products that bring us higher profit margins, and to partner with leading research institutes worldwide. We believe these efforts will form the basis for much of our growth in coming years, and allow us to continue providing innovative, tailor-made products to our customers.

Many years ago, when Frutarom was a local company, we set ambitious goals for a future that today we have realized. As we look forward, we are again setting ambitious goals in order to continue to produce the good results we have had in recent years. We strive to maintain rapid internal growth at rates that exceed the industry's, focusing on large multinational customers as well as mid sized and local customers, offering all of our customers the same excellent quality products and services. We continue to strengthen our presence in the developed markets in Europe and the United States, and expand our activity in developing markets while penetrating additional markets with higher growth rates than the global average. We will continue to offer our customers a broad product portfolio, consisting of natural products and new, innovative products, such as functional food ingredients, all with the aim of achieving the goal of surpassing a threshold of half a billion dollars in sales by 2008, with continued improved profitability; and to realize the vision that we defined and which will guide our path in the future:

"To be the Preferred Partner for Taste and Healthy Success"

On a personal note, the accelerated growth we have experienced in recent years would not have been achieved without our dedicated employees throughout the world and their ongoing quest for excellence and innovation. For this we would like to acknowledge and thank them. Our employees' endeavors to achieve excellence and innovation provide a strong foundation for our future growth and the achievement of our goals. We are confident that, with the continued contribution of our employees and management and the ongoing support of our board members and our shareholders, we will continue to develop and grow our Company and successfully meet the ambitious goals and challenges ahead of us.

Sincerely,





Dr. John J. Farber
Chairman
The Board of Directors

Ori Yehudai
President & CEO

March 14, 2006

SECTION A -

DESCRIPTION OF THE COMPANY'S BUSINESS


FRUTAROM
FOUNDED 1933

FORWARD-LOOKING STATEMENTS

This report includes statements that are "forward-looking statements." Forward-looking statements, as defined in the Securities Law – 1968, include forecast estimates or other information relating to future events or circumstances whose occurrence is not certain and which are not solely in the Company's control. These forward-looking statements can be identified, among others, by the use of terms such as, "believes," "estimates," "intends," "expects," "plans," "will" or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

By their nature, forward-looking statements involve risk and uncertainty. Forward-looking statements are not guarantees of future performance and the actual results of the Company's operations, financial conditions and its development, including the realization of its strategy and goals, may be materially different from those described or discussed in this report.

Important factors that could cause the actual results of the Company's activity, financial status and development, including realization of its strategy and goals, to differ materially from those described in this report, include, among others: competition in the markets in which the Company operates; changes in demand for the Company's products; changes in the Company's ability to introduce, produce and market new products; future changes in accounting policies; the ability of the Company to successfully identify and acquire complementary products and companies; the ability of the Company to merge activities and/or companies that have been and/or will be acquired by it; the impact of certain laws, regulations and standards, especially in the areas of the environment, intellectual property, tax, health and safety; currency fluctuations; the Company's ability to obtain regulatory approvals for its products; the Company's ability to maintain access to raw materials; and the recruitment and continued employment of key employees.

Subject to the requirements of the Tel Aviv Stock Exchange and/or the London Stock Exchange and/or as required by applicable law, the Company does not intend to update any industry information or forward-looking statements set out in this report.

TABLE OF CONTENTS

Chapter 1 – THE COMPANY'S BUSINESS AND ITS DEVELOPMENT

the following terms will have the meaning ascribed to them:

"Share" -	Ordinary share par value NIS 1.00 of the Company
"GDR" -	Global Depositary Receipt
"The Regulation" -	Income Tax Regulation (New Version)
"US$" -	United States dollar
"Flachsmann" -	Emil Flachsmann AG
"IFF" -	International Flavors & Fragrances Inc.
"Nesse" -	GewurzMühle Nesse GmbH and GewurzMühle Nesse Gebr. Krause GmbH
"The Company" or "Frutarom" -	Frutarom Industries Ltd., including all its subsidiaries
"Financial reports" -	The financial reports of the company as at December 31, 2005 attached as chapter 3 to this report

All the data in this report are in US dollars unless stated otherwise.

1. The Group's Activity and Description of the Development of its Business

General

1.1. Frutarom Industries Ltd. (the "Company" or "Frutarom") was associated in Israel in 1995 as a private company with limited shares under the name Frutarom NewCo (1995) Ltd. In 1996 the Company changed its name to Frutarom Industries Ltd.

1.2. Frutarom Ltd., a wholly owned subsidiary through which the Company coordinates and holds its business and production activity, was established in 1933 as Frutarom Palestine Ltd. Frutarom's operations initially consisted of the cultivation of aromatic plants and flowers for the extraction and distillation of flavor and fine ingredients materials and essential oils.

1.3. In 1952, Frutarom's assets were purchased by Electrochemical Industries Ltd. ("EIL").

1.4. In May 1996, as part of the Company's spin off from EIL, the Company's shares were listed for trade on the Tel Aviv Stock Exchange.

1.5. Today, the Frutarom Group is a global leading company in the field of flavors and fine ingredients mainly for the food, beverage and pharmaceutical industries. Each year the Company produces, markets and sells over 14,000 products to more than 3,500 customers in over 100 countries, and has production facilities in Europe, North America, Israel and Asia.

1.6. In February 2005, the Company raised capital from international and Israeli institutional investors by issuing shares and registering GDRs for trade on the London Stock Exchange Main List. The net proceeds from the capital raising will be used to finance future strategic acquisitions as part of Frutarom's growth strategy, combining rapid internal growth of core activities at above average industry growth, with strategic acquisitions of activities and knowhow in Frutarom's main fields of activity and in strategic geographic locations, as well as to refinance the cost of acquiring IFF's European Food Systems business, which was completed during the second half of 2004.

For additional information on the Company's growth strategy refer to section 39 of this report. For additional information on the acquisition of IFF's Food Systems business in Europe, refer to section 1.14 of this report.

1.7. The controlling shareholder in the Company is the ICC Group, which, through ICC Industries Inc.[1], holds 1,964,761 shares, comprising 3.41% of the Company's share equity and voting rights, and through ICC Handels AG[2] holds 19,227,347 shares, comprising 33.34% of the Company's share equity and voting rights.

---

[1] Dr. Farber, the chairman of the board, is the controlling shareholder of ICC Industries Inc.

[2] A company wholly owned by ICC Industries Inc.

The Group Structure[3]


Frutarom Industries Ltd.
Frutarom Ltd.
Frutarom Trust Ltd. 4
International Frutarom Corp.
Frutarom USA Inc.
Frutarom (UK) Ltd.
Turkish Holdings Ltd. 5
Frutarom Russia Ltd.
Frutarom Switzerland Ltd.
Frutarom Ukraine Ltd.
Frutarom Nordic A/S
Frutarom Kazakhstan Ltd.
Frutarom Germany GMBH
Frutarom Flavors (Kunshan) Co. Ltd.
GewürzMühle Nesse GmbH
GewürzMühle Nesse Gebr. Krause GmbH
Far Aromatic Gida Urunleri Sanavi Ve Ticaret Sirketi Ltd.
Agro Flachsmann Kft. Baloszoq*
Frutarom do Brazil Ltda.
Flachsmann Properties Ltd*
Frutarom Trade and Marketing (1990) Ltd.
Flachsmann Canada Ltd*
Galilee Essences Ltd.*
Frutarom Belarus Ltd.
Frutarom (Marketing) S.R.L.
Frutarom France S.A.R.L.

[3] The holding in each of the Group's companies is 100%, excluding Nesse, in which the Company holds 70%.
[4] Frutarom Trust Ltd. holds shares in the Company in trust for the Group's employees.
[5] Inactive company, in the process of being removed from the register.
*Inactive company.

1.8. In the second half of the 1980s, when Frutarom came under new management, it was decided to adopt a business strategy whose aims included materially growing the Company's international activities and establishing Frutarom as a major multinational company in its field by substantially expanding the Company's activity in the flavors sector, which is the Company's most profitable field of activity.

1.9. At the beginning of the 1990s, Frutarom's management decided to expand the Company's global activity through acquisitions of companies and activities in the Company's fields of activity. Accordingly, at the beginning of the 1990s the Company acquired small flavors companies in the United States and United Kingdom. These acquisitions contributed to expanding Frutarom's geographic presence, product portfolio and customer base.

1.10. In 1993 the Company made its first strategic acquisition by acquiring the Meer Corporation in the United States, a company that produced, marketed and sold natural botanical extracts, gums and natural stabilizers. This acquisition provided Frutarom with a significant foothold in the American market and substantially expanded its natural product portfolio.

1.11. During 1997 and 1998, Frutarom made a strategic decision to penetrate and expand its activity in emerging markets by establishing subsidiaries in selected target countries. Accordingly, in recent years Frutarom established subsidiaries in Russia, Ukraine, Kazakhstan, Belarus and Romania. The Company also established subsidiaries in Brazil, Turkey and China. Activity in each of these countries has grown significantly and become an important part of Frutarom's current and future activity. Frutarom intends to continue establishing additional subsidiaries and expanding its activities in emerging markets.

1.12. Between 1999 and 2005, Frutarom continued executing its growth strategy by acquiring companies and activities that are complementary and synergetic with its core activities, while at the same time continuing its focus and achievement of organic growth at rates significantly higher than the industry average growth rate. During this period Frutarom made several strategic acquisitions by acquiring Baltimore Spice Israel Ltd. in 1999; CPL Aromas Ltd.'s flavors and fine ingredients activity in 2001 (refer to section 1.13); the Swiss company, Emil Flachsmann AG, in 2003 (refer to section 1.14); and the European Food Systems activity of International Flavors & Fragrances during the second half of 2004 (refer to section 1.15).

1.13. **Acquisition of activity from CPL Aromas Ltd.** – In 2001 Frutarom, through Frutarom (UK) Ltd., acquired the activities and assets of CPL Aromas Ltd.'s flavors and fine ingredients divisions. In consideration, Frutarom paid approximately US$ 16 million. This acquisition established Frutarom's position in the English market, and expanded its presence in additional international markets (for instance: Western Europe, the United States and Asia) and its product portfolio, including new products in the field of Food Systems.

1.14. **Acquisition of Emil Flachsmann AG** – In June 2003, Frutarom, through Frutarom (UK) Ltd., completed the acquisition of 100% of the issued share equity of Emil Flachsmann AG ("Flachsmann") for a total consideration of approximately US$ 18 million.

Flachsmann was established in Switzerland in 1935 and develops, manufactures, markets and sells natural flavors, botanical extracts and natural functional food ingredients for the food and beverage, pharma/nutraceutical, and flavor and fragrance industries.

The acquisition in June 2003 of the Flachsmann activity, which shares synergism with Frutarom's activity, has provided a valuable contribution to Frutarom's growth, expanding its customer base and knowhow and broadening its product offering, particularly in the market for flavors and specialty pharma-grade herbal extracts. Frutarom's acquisition of Flachsmann significantly bolstered Frutarom's flavors and fine ingredients business. In the Fine Ingredients Division, the Flachsmann acquisition contributed mainly to expanding Frutarom's natural product portfolio, including pharma-grade botanical extracts for flavors, pharmaceutical and functional food applications. The Flachsmann acquisition considerably expanded Frutarom's research and development knowhow and capabilities and its natural product portfolio, and also considerably expanded Frutarom's customer base and sales and marketing infrastructure. In addition, the acquisition significantly contributed to strengthening Frutarom's market position in Western Europe, such as in Switzerland, Germany and Denmark, and strengthened its market penetration in markets such as Korea and Japan.

Following the Flachsmann acquisition, Frutarom implemented a reorganization program in the Flachsmann activity in order to reduce costs and to merge Frutarom's and Flachsmann's marketing activities by leveraging the considerable synergy existing between them. The Flachsmann activities in Canada and Europe were merged with Frutarom's, while reducing manpower and closing certain Flachsmann activities. Frutarom finalized the first phase of the integration of Flachsmann and has now begun the second phase of utilizing the cross- selling opportunities that the Flachsmann acquisition provides and expects to realize additional cross- selling benefits in the future.

The Flachsmann acquisition continues to be an important strategic step in Frutarom's business development.

1.15. **Acquisition of IFF's European Food System Activity** – During the second half of 2004 Frutarom, through its subsidiaries in Switzerland, Germany and France, completed the acquisition of IFF's European Food System business. The acquisition price was Eur 33.5 million (approximately US$ 41.3 million).

The acquired business develops, produces and markets Food Systems (for details of the Food Systems business refer to section 8.11 of this report), and has two production sites in Switzerland and Germany, as well as marketing, sales and research and development activities in Switzerland, Germany and France.

The activity acquired includes the Food Systems activity of IFF Switzerland and IFF Germany, which were acquired on August 17, 2004 for the purchase price of Eur 30 million (US$ 37 million).

On October 29, 2004, the Company completed the acquisition of IFF France's Food Systems activity for the purchase price of Eur 3.5 million (US$ 4.3 million).

According to the purchase agreement, the purchase price paid by the Company is subject to an adjustment mechanism based on the net book value of the inventory, fixed assets and liabilities assumed by the Company on August 17, 2004 (relative to Switzerland and Germany) and on October 29, 2004 (relative to France) compared with their net book value on December 31, 2003. After the adjustments, the purchase price for the acquisition of IFF Food System activity in Switzerland and Germany was Eur 25.1 million (US$ 31.5 million) and in France, Eur 2.2 million (US$ 2.8 million).

In addition, the acquisition agreement provides for an earn-out mechanism according to which the purchase price may increase or decrease by up to Eur 3.5 million depending on the results of the acquired business in 2005 and 2006. According to its results in 2005, the purchase price is expected to be reduced by an additional Eur 1.75 million.

The acquisition of IFF's European Food Systems activity significantly expanded Frutarom's food and beverage customer base, geographic reach in Europe, including entry into countries where Frutarom previously had little or no presence, and its product portfolio, including sales of products that integrate flavors, natural functional food ingredients and Food Systems. Similarly, the acquisition grants Frutarom new possibilities and opportunities for cross –selling that Frutarom is now working to realize.

Upon completing the acquisition of the food systems activity in France, Frutarom implemented a reorganization plan that included the transfer of the production activity conducted by IFF in France to Frutarom's food systems production sites in Switzerland and Germany, with the aim of reducing costs and improving production efficiency. Frutarom also leverage the synergies by integrating the sales and marketing and R &D teams in Europe; and the operational activities with the Ripples business in UK. In 2005 Frutarom began
extracting the many cross-selling possibilities in the acquisition, and will continue to focus on realizing them in the future.

1.16. **Acquisition of Nesse –** On January 2006, Frutarom signed an agreement to acquire 70% of the issued and paid up share equity of GewurzMuhle Nesse GmbH and GewurzMuhle Nesse Gebr. Krause GmbH. Companies owned bt the Krause family, the sellers. The acquisition was performed through Frutarom Germany GmbH, a wholly owned subsidiary of Frutarom.

Nesse has been active since 1880 and today is an international group achieving high internal growth that employs about 120 people. Nesse operates two production sites in Germany and has sales and marketing representatives in 20 additional countries, mainly Eastern and Western Europe. Nesse develops, produces, markets and sells innovative, unique savory solutions that include savory flavors and specialty functional ingredients. Neese's extensive customer base includes hundreds of food manufacturers, principally in Eastern and Western Europe.

The consideration paid by Frutarom upon signature of the agreement for the acquisition of 70% of Nesse's issued and paid up shares was Eur 18.41 million. In addition, the sellers are entitled to a one time future payment on March 31, 2008, which will be based on continued improvement, to the extent achieved, in Nesse's operating profit in the years 2005-2007.

As part of the acquisition agreement, for a period of two years as of the end of 2007 Frutarom has a call option to purchase and the sellers have a put option to sell the remaining 30% of Nesse's issued and paid up shares. The exercise price will be based on 30% of the average annual operating profit achieved by Nesse during the eight quarters preceding the exercise of the option, multiplied by 6.5.

This strategic acquisition is another significant milestone in implementing Frutarom's rapid growth strategy. The acquisition significantly strengthens Frutarom's technological capabilities and offering to customers in the savory field and contributes to strengthening and positioning Frutarom in both Western and Eastern Europe as a leading flavors supplier.

Nesse's savory activity is synergetic with Frutarom's activities in the more than 100 countries in which Frutarom operates, especially in Western and Eastern Europe. Frutarom intends to take advantage of its large, dedicated global sales and marketing infrastructure to realize the substantial cross-selling opportunities created by the acquisition, by expanding both the customer base and the product portfolio. The acquired activity also includes activities in additional countries where Frutarom has been less active, such as Poland, the Czech Republic, Latvia, and Slovenia, among others.

2. The Group's Fields of Operation

Frutarom is a global company that develops, manufactures, markets and sells flavors and fine ingredients used in the production of food and beverage, flavors and fragrances, pharma/nutraceutical, personal care and other products. The Company's operates principally in two divisions, each of which is a main field of activity and reports as a business sector in the Company's consolidated financial reports (refer also to Note 5 in the financial reports for 2005, which are included in this periodic report), as detailed below:

2.1. **The Flavors Division** – Frutarom's Flavors Division develops, produces, markets and sells high quality, value added sweet and savory flavors and Food Systems used mainly by manufacturers of food and beverages and other consumer products. Frutarom develops for its customers thousands of different flavors, most of which are tailor-made, and continuously develops new flavors in order to meet changing consumer preferences and customer needs. The Flavors Division is the most profitable of Frutarom's Divisions and has experienced rapid growth since 2001. Sales for the Flavors Division increased from US$ 39.1 million in 2001 to US$ 156.6 million in 2005. The growth in the Flavors Division's sales derives from the Division's focus on both developed and emerging markets and by serving multinational, mid sized and local customers, and the execution of strategic acquisitions. The proportion of Frutarom's total sales represented by the Flavors Division's products has increased from 38.7% in 2001 to 64.2% in 2005.

2.2. **The Fine Ingredients Division** – The Fine Ingredients Division develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, citrus products, aroma chemicals, and natural gums. The products of the Fine Ingredients Division are sold principally to the food and beverage, flavor and fragrance, pharmaceutical and personal care industries. The Fine Ingredients Division has experienced significant growth since 2001, with sales increasing from US$ 57.5 million in 2001 to US$ 84.6 million in 2005. The growth in sales was achieved by focusing primarily on the development of new and innovative value-added products, and as a result of several strategic acquisitions, and by focusing on multinational, mid sized customers. The proportion of Frutarom's total sales represented by the Fine Ingredients Division's products totaled 34.7% in 2005.

Although a majority of the fine ingredients produced by the Company are sold to third parties, a portion of Frutarom's specialty fine ingredients production, for example in citrus, is reserved solely for use by the Flavors Division in its production of certain flavors, giving Frutarom a unique advantage.

2.3. **Trade & Marketing Activity** – In addition to the Flavors and Fine Ingredients Divisions, Frutarom trades and markets various raw materials produced by third parties to customers in Israel. This activity is considered non core by management and therefore and due to it's low volume, it will not be reviewed separately in this report . In 2005 the activity totaled US$ 6.3 million and its relative portion of Frutarom's total sales was 2.6%.

3. Investments in the Company's Capital and Transactions in its Shares

3.1. In a significant private placement to institutional investors made by the Company in July 2003, the Company raised a total of NIS 51 million (US$ 11.6 million) against the issue of 5,135,000 ordinary shares par value NIS 1.00 each of the Company. For details on the stated significant private placement refer to the immediate report of the Company regarding a significant private placement dated July 13, 2003, which was publicized on July 14, 2003.

3.2. In a significant private placement and non significant private offering made by the Company in January 2004, the Company allocated 900,000 shares par value NIS 1.00 each of the Company to three officers in the Company, including the President of the Company, Mr. Ori Yehudai, as part of the Options Plan for officers (refer to section 29.9 of this report). For details on the stated private offering refer to the immediate report of the Company regarding a significant private placement and non significant private offering dated December 21, 2003, which was publicized on December 21, 2003 and section one of the immediate report on the results of the General Meeting to approve a transaction with a controlling party and/or to approve a private offering dated January 15, 2004, which was published on January 15, 2004.

3.3. In a non significant private placement made by the Company in June 2004, the Company allocated to an officer 150,000 inconvertible options in accordance with the instructions in Section 102(b)(3) of the Income Tax Regulation (New Version). Each option may be exercised to one ordinary share par value NIS 1.00 each of the Company and in total to 150,000 ordinary shares of the Company. For details on the stated private offering refer to the immediate report of the Company regarding a private offering that is not significant dated May 18, 2004 as published on May 15, 2004.

3.4. On February 8, 2005 the Company completed an offering by way of issuing its shares and registering GDRs in the London Stock Exchange Main Listing ("capital recruitment"). In recruiting the capital the Company offered 10,000,000 ordinary shares (in the form of shares and GDRs wherein each GDR represents one share). The shares were sold for NIS 33.50 for each share and the GDRs for US$ 7.63 for each GDR (the "Offering Price"). The Company received proceeds of approximately US$ 76.3 million for the Offering. The net proceeds the company received (deducting commission to the underwriters and other expenses related to the Offering totaled to US$ 4.9 million) totaled to US$ 71.4 million.

3.5. As part of the offering stated in section 3.4, ICC Handels AG of the ICC Group, which is the controlling party in the Company, sold 2,000,000 shares in the Company at the Offering Price.

3.6. On February 16, 2005, UBS, on behalf of the underwriters, notified the Company and ICC Handels AG of the full exercise of the over- allotment option given by the Company and by ICC Handels AG to purchase up to 1,200,000 additional shares in the Company at the Offering Price. Upon exercise of the option, the Company issued 600,000 additional shares and 600,000 existing shares were sold by ICC Handels AG.

3.7. Once the option was exercised, the total size of the Offering was 13,200,000 shares of the Company of which 10,600,000 were sold by the Company and 2,600,000 by ICC Handels AG. Upon exercise of the option, the proceeds from the offering totaled to US$ 4.6 million. The net proceeds (minus commission to the underwriters and other expenses related to the Offering totaled US$ 0.2 million) that the company received increased by US$ 4.4 million and totaled US$ 75.8 million.

3.8. In a significant private placement and non significant private offering made by the Company in January 2006, the Company allotted 725,000 non-transferable options to four senior officers of the Company, among them the company's president, Mr. Ori Yehudahi. The options were allocated to the officers without remuneration in accordance with the instructions of Section 102(b)(3) of the Internal Revenue Ordinance. Each option is exercisable into one share in the Company, and in total for 725,000 ordinary shares in the Company. For details on the stated private offering refer to the immediate report of the Company regarding a private offering that is not significant, dated January 3, 2006 as published on January 3, 2006 and amended to the immediate report dated January 4, 2006 and published on the same date.

4. Distribution of Dividends

4.1. The Company's policy regarding distributing dividends in the future, including the amount of the distribution, depends on several factors, including the level of the Company's profitability and its investment plans.

4.2. In recent years the Company has declared and distributed dividends to its shareholders as detailed in the following table (in NIS thousand):

Year	Price Per Share	Total Sum
2002	0.167	6,854
2003	0.10	4,104
2004	0.11	5,180
2005	0.13	7,498

The stated dividend does not require the approval of a court of law.

4.3. Upon approval of the financial reports for the period ended December 31, 2005, the Board of Directors of the Company decided to distribute a cash dividend in the amount of NIS 0.16 per share for an overall total of NIS 9,228 thousands.

4.4. The Company intends to continue distributing dividends to its shareholders in the future. At the same time, there is no certainty that the stated dividend will be declared and distributed in the future, and it is also uncertain that if a future dividend were to be distributed, it would be in accordance with that described above.

CHAPTER 2 – OTHER INFORMATION

5. Financial Data Regarding the Company's Fields of Activity

5.1. Following are financial data for the Group broken down by fields of activity for the years 2003 through 2005 (in US$ 000):

2005		Field of activity		Adjustment to consolidated	Consolidated
		Flavors	Fine Ingredients		
Income	From external	155,605	81,872	6,326	243,803
	From other fields of activity	990	2,728	-3,718	0
Total Income		156,595	84,600	2,608	243,803
Expenses	Expenses that are income of other fields of activity	2,728	990	-3,718	0
	Expenses that are not income of other fields of activity	128,665	75,083	6,317	210,065
Total Expenses		**131,393**	**76,073**	**2,599**	**210,065**
Operating Profit		**25,202**	**8,527**	**9**	**33,738**
Total Assets		**93,558**	**44,507**	**95,801**	**233,866**

2004		Field of activity		Adjustment to consolidated	Consolidated
		Flavors	Fine Ingredients		
Income	From external	110,908	79,120	6,752	196,780
	From other fields of activity		2,612	-2,612	0
Total Income		110,908	81,732	4,140	196,780
Expenses	Expenses that are income of other fields of activity	2,612		-2,612	0
	Expenses that are not income of other fields of activity	92,944	75,220	6,604	174,768
Total Expenses		**95,556**	**75,220**	**3,992**	**174,768**
Operating Profit		**15,352**	**6,512**	**148**	**22,012**
Total Assets		**105,291**	**51,170**	**57,279**	**213,740**

2003		Field of activity		Adjustment to consolidated	Consolidated
		Flavors	Fine Ingredients		
Income	From external	68,199	64,639	6,478	139,316
	From other fields of activity		2,334	-2,334	0
Total Income		68,199	66,973	4,144	139,316
Expenses	Expenses that are income of other fields of activity	2,334		-2,334	0
	Expenses that are not income of other fields of activity	57,397	62,588	6,766	126,751
Total Expenses		**59,731**	**62,588**	**4,432**	**126,751**
Operating Profit		**8,468**	**4,385**	**-288**	**12,565**
Total Assets		**46,262**	**54,558**	**39,792**	**140,612**

5.2. Significance of Adjustment to Consolidated – Trade and marketing activity and sales and purchases between divisions are cancelled in the framework of the adjustment to the consolidated.

5.3. Explanation of Developments – For an explanation of developments that occurred in the data shown above refer to the explanation in the Directors Report for the year ended December 31, 2005.

6. Market Environment and Influence of External Factors on the Company's Activity

Market Environment – Global Flavor and Fragrance Industry

6.1. Frutarom operates in the global flavors and fine ingredients markets. The segments of the flavors market in which Frutarom operates are flavor compounds and food systems. The segments of the fine ingredients market in which Frutarom operates include principally natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, citrus products and aroma chemicals.

6.2. Leffingwell & Associates estimates that in 2004, the global market for flavors, fragrances and fine ingredients amounted to approximately US$ 17.7 billion. Frutarom does not operate in the market for fragrance compounds, but does operate in the markets for functional food ingredients and fine ingredients (such as natural extracts, essential oils and aroma chemicals).

The Company believes that the global market in which it operates had sales of US$ 15.3 billion in 2005.

6.3. SRI Consultants[6] estimates that global sales in the flavor and fine ingredients markets in which Frutarom operates will grow at an annual rate of between 2% and 4% from 2005 to 2008, although the growth rate is expected to be significantly higher in certain emerging markets such as Eastern Europe, Russia, China and India as a result of expected increases in GNP and changes in consumer preferences in these markets. In addition, according to SRI Consultants, the market for functional food ingredients is expected to grow at a higher rate than other segments, with sales expected to grow at an annual rate of 9% in Europe and the United States.

6.4. The flavor, fragrance and fine ingredients industry can be divided into main groups: (i) large multinational companies, (ii) mid-sized companies and (iii) local and small companies.

Large multinational companies generally operate globally and have revenues in excess of US$ 500 million. In 2003, there were six such companies, and according to SRI Consultants they represented approximately 50% of the flavor, fragrance and fine ingredients market as measured by sales (excluding sales of natural functional food ingredients and pharma/nutraceutical extracts). These companies generally focus primarily on customers who are large multinational food and beverage producers.

Local and small companies generally have revenues of less than US$ 100 million (most of them are much smaller and sell only several million dollars). SRI Consultants estimates that in 2003 these companies represented approximately 37% of the flavor, fragrance and fine ingredients market as measured by sales (excluding sales of natural functional food ingredients and pharma/nutraceutical extracts). In 2003, there were over 500 such companies. These companies generally focus on smaller local customers and have limited service and research and development capabilities.

Mid-sized companies generally have revenues of between US$ 100 million and US$ 500 million. In 2003, there were only eight such mid-sized companies, and SRI Consultants estimates these companies represented approximately 13% of the flavor, fragrance and fine ingredients market as measured by sales (excluding sales of natural functional food ingredients and pharma/nutraceutical extracts). The mid-sized company segment includes companies ranging from those with a regional geographic focus to those with a global reach and comprehensive product offering.

6.5. The flavors and fine ingredients market in which the Company is active is characterized by high entry barriers:

- Long term relationships – The market is characterized by long term relationships between manufacturers and their customers, which include mostly the food and beverage, flavor and fragrance and pharma/nutra industries. These industries impart great importance to reliability, quality of service and the manufacturers' knowledge and understanding of the customers' needs.
- Research and development – Since the preferences of the end users are constantly changing and the customers' markets (mainly food and beverage) are dynamic and competitive, the market is characterized by a large number of new and innovative products. Accordingly, manufacturers are required to invest in research and development and to offer a wide range of new innovative products, some of them at the manufacturer's own initiative and some in cooperation with the customer.
- Compliance with quality and regulatory standards – The flavors and fine ingredients are principally intended for the food and beverage and pharma/nutra industries, which are subject to strict quality and regulatory standards, as a result of which manufacturers are required to meet the same strict standards.
- The importance of flavors in the final product – Since the flavors play a major role in determining the flavor of the end-product, they are often a vital element in determining its success. Since the flavors can not be precisely matched and as they represent a comparatively small percentage of the final product's overall cost, the food and beverage manufacture will usually avoid replacing the flavors manufacturer.
- Investments in production in the field of fine ingredients – In the fine ingredients field, considerable capital investment is required to build manufacturing facility and/or increase production capacity. These investments comprise a significant entry barrier to new manufacturers in the field.

In view of the entry barriers described above, the market is characterized by an absence of new manufacturers, other than through mergers and acquisitions. In general, the market is characterized by a trend of consolidation and a decrease in the number of manufacturers.

CHAPTER 3 – DESCRIPTION OF THE COMPANY'S BUSINESS BY FIELDS OF ACTIVITY

6.6. Frutarom is a global company that develops, manufactures, markets and sells flavors and fine ingredients used in the production of food and beverage, flavors and fragrances, pharma/nutraceutical, personal care and other products. The Company's operates principally in two divisions, each of which constitutes a main field of activity.[7]

6.7. The activity of the Company's two divisions is complementary and synergetic to a great extent. This synergy finds expression in a number of areas:

- Sales and marketing – Frutarom's sales and marketing policy is to assign a single sales person to a customer. The products of the Fine Ingredients Division that are intended for the food and beverage industry are sold through the Flavors Division's sales personnel.

- Research and development – The knowhow and knowledge of the Flavors Division's sales people with the needs of the food and beverage industry enable the Fine Ingredients Division to develop and produce new and innovative products that meet their needs.

- Operations – A significant number of Frutarom's production sites are shared by the Flavors and Fine Ingredients Divisions, thereby sharing the same resources.

- Fine ingredients – Most of the fine ingredients produced by the Fine Ingredients Division are sold to third parties. At the same time, a small portion of the fine ingredients are used solely by the Flavors Division in its production of unique flavors that give Frutarom a unique competitive advantage.

In view of the considerable synergy that exists between the two divisions and their complementary activity, it is not always possible to separate the fields of activity according to the various characteristics.

7. Overview of the Flavors Market

General

7.1. Flavor compounds are the key building blocks that impart taste in food and beverage products and, as such, play a material role in determining the consumer acceptance of the end products in which they are used.

7.2. The Company estimates that global sales of flavor compounds in 2004 amounted to US$ 7.0 billion. Flavors products are sold principally to producers of prepared foods, beverages, dairy, bakery, confectionery products and pharmaceutical products.

Examples of end user products using flavors are:

- Beverages – carbonated, noncarbonated, sport and functional, alcoholic and juices
- Dairy – yogurt, drinking yogurt, ice cream, cheese and chilled desserts
- Bakery – cakes and cookies, crackers and cereals
- Confectionery – candy, chocolate, jam and chewing gum
- Savory and convenience food – ready meals, instant soup, ready sauces and instant noodles
- Snacks – potato chips and other savory snacks
- Meat – sausages and frankfurters
- Oral hygiene and pharmaceuticals – toothpaste, mouthwash, vitamins and medicines
- Others – tobacco, animal feed and pet food

7.3. The following table sets forth expected growth in demand for flavor products by end user product category between 2001 and 2006:

Segment	Average growth rate (%) 2001-2006
Beverages	4.2
Dairy	2.3
Bakery	1.9
Confectionery	2.0
Savory/convenience food	4.4
Snacks	3.3
Meat	3.7
Oral hygiene/pharmaceutical	2.6
Others	3.3
Overall average	**3.3**

7.4. The global market for flavors has expanded rapidly over the last 60 years, primarily as a result of an increase in demand for, as well as an increase in the variety of, consumer end products containing flavors. The demand for consumer goods containing flavor products has increased as a result of rapid population growth and consumer preferences resulting from various factors such as increases in personal income, leisure time, health concerns and urbanization. These factors have led to an overall increase in food and beverage products containing flavors and to rapid growth in demand for convenience food and foods with healthier and/or natural content.

7.5. The following table sets forth the estimated sales of flavors compounds by region in 2003 and the projected annual growth rate in these geographic regions[9]:

	Estimated world consumption in 2003 (US$ million)	Average growth 2003-2008
United States	1,930	3.5-4.0%
Western Europe	2,427	3.0-5.0%
Japan	1,185	1.0-2.0%
China	801	5.0-6.0%
Other	700	5.0-6.0%
Total	**7,043**	---

7.6. In 2003, the United States, Western Europe and Japan together accounted for approximately 79% of flavors compounds sales worldwide, although they accounted for only approximately 10% of the world's population. Demand for flavor compounds in developed countries is expected to grow moderately, with more rapid growth expected in emerging markets such as Eastern Europe, Russia, China and India. Frutarom believes that the growth rates are even higher in many of the emerging markets in which it operates. Sales in these regions are expected to grow as a result of projected growth in GNP in these regions.

7.7. An important segment of the flavor market is the food systems business, consisting of ripples, fillings and other preparations made from fruit, vegetables and other natural ingredients used in a wide range of food products, such as dairy and ice cream, sweet and savory baked products, convenience food and other prepared food products.

Characteristics of the Flavors Market

7.8. Reliable and high levels of service – Food and beverage producers, the principal customers of flavors manufacturers, expect reliable and high levels of service that meet their needs in terms of support and lead time, while maintaining high quality, regulatory and safety standards. This in turn encourages long term relationships between flavor producers and their customers. As a result, large multinational customers, and increasingly, mid sized customers, have limited the number of their flavor suppliers, placing those that remain on "core lists," creating a barrier to entry for small flavor manufacturers.

7.9. Research and development – The development of new flavor products is a complex, artistic and technological process calling upon the many combined knowledge and skills of a flavor manufacturer's research and development personnel. Effective research and development is important to ensure a continuous stream of innovative products and to maintain the profitability and growth of a flavor manufacturer. The initiative for the development of new flavor products either comes from the flavor manufacturer itself or from the customer for use in a specific newly developed end product. As such, in order to anticipate market demands, a flavor manufacturer's research and development personnel are required to be familiar with the different taste requirements of the different end product types and target markets. In addition, as most flavors are tailor made for a specific customer, a close collaborative relationship with customers is required. These flavor product formulas are generally treated as trade secrets and remain proprietary to the flavor manufacturer. As most flavor products are tailor -made specifically for use in a given end product, customers are less likely to change suppliers for such flavor products during the course of such end products' life cycle.

7.10. Low price sensitivity – Flavor products play a major role in determining the flavor of the end product to which they are added, and are often a vital element in such product's success. At the same time, flavor products represent a comparatively small percentage of an end product's total cost. Demand for flavor products is generally less sensitive to changes in price, as customers generally place a greater emphasis on a flavor product's performance, quality and consistency than on its price when selecting a supplier.

7.11. Production processes – Flavor products typically contain a large number of ingredients (typically over 30), which are blended using formulas created by a manufacturer's flavorists. The production processes involved in the manufacture of flavor products are less complex and capital intensive compared to fine ingredients. However, the production process for flavor products requires skill and knowhow to achieve the required consistency and quality.

7.12. High and relatively stable profitability – As the flavor market tends to be characterized by long term relationships and customer loyalty, combined with relatively low price sensitivity and simple production processes, the flavor market generally benefits from high and stable margins (including in comparison to the fine ingredients industry).

End User Market Characteristics

7.13. As flavors are primarily sold to food and beverage producers, the flavor market is generally driven by trends in the food and beverage end user market. According to Euromonitor, global sales in the food and beverage market amounted to approximately US$ 1,400 billion in 2003. Frutarom believes that over 50% of such total global sales in 2003 were generated by mid sized and local and small food and beverage producers. Although there has been a general trend towards consolidation in the food and beverage industry, Frutarom believes that mid sized (annual revenues of between US$ 100 million and US$ 3 billion) and local and small (annual revenues of below US$ 100 million) food and beverage producers will continue to play a significant role in the market, and that new mid sized, local and small producers will continue to emerge.

7.14. The large multinational flavor manufacturers tend to focus primarily on the large multinational food and beverage producers, offering their customers a high degree of service and tailor made product development. Frutarom believe that these flavor producers focus to a lesser extent on mid sized customers, offering limited service and tailor made product offering to these customers. However, the Company believes that mid sized and local food and beverage producers generally require the same degree of service and tailor made products as the large multinational food and beverage producers, and also require short lead times and manufacturing flexibility. The local, small flavor manufacturers generally do not have the product breadth and service capabilities to support the mid sized and local food and beverage producers' needs, creating a market opportunity for mid sized flavor manufacturer to service this segment.

7.15. The following are the main trends in the consumer market for food and beverage which drive the flavor market:

- Strong trend towards natural products – There has been a general increase in consumer demand for food and beverage products that contain natural ingredients. Natural products are generally perceived by consumers as being of higher quality, healthier and more environmentally friendly. As a result, natural food and beverage products are generally viewed as specialty, premium products with higher prices. This trend has created new opportunities for flavor manufacturers to develop new and innovative natural flavor products.

- Emerging markets – In recent years, certain developing markets, such as the CIS, Eastern Europe, China and India, have experienced above market average growth in demand for flavor products. Further, these markets have been characterized by a trend towards increased consumption of processed foods, which in turn has driven the emergence of mid sized, local and small food companies, which creates new market opportunities for flavor manufacturers.

- Local and global tastes – Since tastes vary in different geographic locations and among difference cultures, flavor manufacturers are required to have a thorough knowledge of local tastes in each of the countries in which they are active. Accordingly, it is important for a global flavor manufacturer to have a physical presence in its key target markets and to have direct contact with customers in order to better understand local tastes and to be able to respond quickly and efficiently to changes in consumer preferences. There has also been a trend towards globalization in the flavor industry, as multinational food and beverage customers are now launching global brands in many different markets simultaneously.

- Private label – Private label goods manufacturers, which tend to be mid sized and local and small food manufacturers, have been a growing and increasingly important customer segment for the flavor industry. Over the last decade, consumers of food products have become increasingly price conscious. As a result, supermarket chains and other retailers have generally been increasing their private label product offerings to cater to this price conscious segment. In addition, many retailers have been placing greater importance on supporting their own brand image by expanding their premium private label product offerings. The price label segment has provided the flavor industry with new opportunities, as requests are made to create private label products which closely resemble popular products on the market or which have certain other brand image enhancing characteristics.

- Growing market for convenience food – There has been a general increase in demand for processed foods with greater convenience (consumed both in and outside the home). This increase in demand for convenience foods has been spurred by new packaging and cooking technologies as well as changing social habits and consumer preferences. Examples of convenience foods include "ready to eat" meals, fresh pasta; ready-to-cook, fresh seasoned or marinated meat or poultry; salads; and sauces in liquid form. This has created new opportunities for flavor manufacturers in the savory flavors field to develop and market flavor products for this segment.

Key Success Factors in the Flavors Segment

7.16. The Company's management estimates that the key success factors in the flavors segment are:

- Long term relationships – Long term relationships with customers and collaboration in the development of new products

- Global and local presence in target markets – Knowledge of the various flavor preferences in the different markets and the ability to provide global and local support to customers

- Superior and reliable service – The ability to provide a high level of service and the reliability of a flavors manufacturer in giving service are critical both for mid sized and local customers and for multinational customers.

- Presence in emerging markets – Emerging markets grow at considerably higher rates compared with developed markets and a presence in these markets, knowledge and understanding of their unique needs and the ability to provide support to manufacturers in these markets are a critical success factor.

- Strong research and development and innovation – The ability to develop new innovative products both at the initiative of the flavors manufacturer and in collaboration with customers is of extreme importance in determining a flavors manufacturer's success.

- Compliance with strict quality, regulatory and safety standards – Since the flavors are intended principally for the food and beverage and pharmaceutical markets, they must comply with strict quality, regulatory and safety standards.

8. Products and Services in the Flavors Segment

8.1. The Flavors Division develops, manufacturers, markets and sells flavor compounds (sweet and savory) and food systems, an activity that was significantly expanded through the acquisition of the European food systems business of IFF during the second half of 2004. The Flavors Division is the most profitable of Frutarom's activities and has undergone accelerated growth since 2001. The Flavors Division's sales grew from US$ 39.2 million in 2001 to US$ 156.6 million in 2005. The growth in the Flavors Division's sales is principally the result of its growth strategy focusing on both developed and emerging markets and on multinational, mid sized and local customers and the successful execution of strategic acquisitions in recent years. The relative portion of the Flavors Division in Frutarom's overall activity grew from 38.7% in 2001 to 64.2% in 2005.

8.2. The Company produces thousands of different flavors for its customers and continuously develops new flavors in order to meet changing consumer preferences and customer needs. Frutarom maintains collaborative relationships with its customers and many of its products are tailor made. Frutarom's flavor production meets strict quality, safety and regulatory standards, which are required by food and beverage producers.

The combination of long term customer relationships and customer loyalty, with relatively low price sensitivity and simple production processes, provide the Flavors Division with generally higher and more stable margin compared to the Fine Ingredients Division.

8.3. As the success of many of the flavors developed by Frutarom depends on knowledge of local tastes, Frutarom maintains local research and development laboratories and sales and marketing operations in close proximity to its customers. In addition, Frutarom's global presence enables it to introduce new tastes to local markets. Frutarom's global reach also provides it with the means to service the needs of food and beverage producers who launch global brands in many markets simultaneously.

8.4. Frutarom's Flavors Division is also responding to the growing trend for private label products. Private label goods manufacturers tend to be mid sized and local food and beverage producers, which is a customer segment Frutarom is well positioned to support. Frutarom offers these customers a comprehensive product offering, personalized service and flexibility in terms of minimum quantities and supply times.

8.5. Frutarom has also positioned itself to respond to growing consumer demand for natural products, as most of the Flavors Division's products are based on natural ingredients. In addition, in response to growing demand for convenience foods, Frutarom also positioned itself to respond to these growing needs and currently offers a variety of sweet and savory flavor compounds and food systems based on vegetables, fruit and other natural ingredients used in convenience foods by food manufacturers. Frutarom significantly strengthened its product offering in savory flavors and specialty functional products for convenience foods with its acquisition of Nesse in January 2006.

As stated, Frutarom divides the activities of the Flavors Division into two main categories: (i) flavor compounds and (ii) food systems.

8.6. **Flavor Compounds** – The Flavors Division offers a wide variety of flavor compounds designed to enhance or create new tastes or to mask certain tastes in processed foods and beverages to which they are added. The flavor compounds produced by the Company are used primarily as ingredients in consumables manufactured by food and beverage producers, such as soft drinks and juices, dairy and ice cream products, baked goods, confectionery, chewing gum, and a variety of savory foods including snacks, soups and salad dressings, as well as meat and meat substitutes.

8.7. Most flavor compounds consist of numerous fine ingredients (typically more than 30) combined according to formulas developed in the Company's laboratories by its research and development team. The development of flavor compounds is undertaken either at Frutarom's own initiative or according to the unique requirements of its various customers.

8.8. Frutarom offers natural, nature identical and artificial flavor compounds. Natural flavor compounds are manufactured from natural ingredients, such as natural extracts and essential oils. Nature identical and artificial compounds are produced using synthetic ingredients. Some of Frutarom's flavor products use fine ingredients manufactured by the Fine Ingredients Division for exclusive in house use.

8.9. Frutarom produces savory flavor compounds for flavored potato chips, crackers and other savory snacks. Flavor products for dried prepared food products manufacturer by Frutarom include savory flavor compounds containing seasonings for instant soups, dried pasta sauces and other dry prepared food products. Further, Frutarom produces savory flavors, seasonings and specialty functional ingredients for meat, poultry and fish processors, as well as a line of flavor compounds for products utilizing meat substitutes, designed to help impart meat flavor to vegetarian preparations.

8.10. Frutarom sells its flavor compounds in stable liquid, paste, powder, emulsion and granulated form and sometimes bundled with stabilizers and emulsifiers (ingredients which alter texture and other properties of the products to which they are added).

8.11. **Food Systems** – The Flavors Division produces a wide variety of food systems. These food systems include sauces, ripples, fillings and other preparations made from fruit, vegetables and other natural ingredients used in a wide range of food products, such as dairy (yogurts, ice cream, chilled desserts, butter and cheese), sweet and savory baked products, "ready to eat" meals and other convenience food products. Frutarom's food systems business allows it to combine several fields of its core expertise, as the food systems often are produced using flavor compounds, natural flavor extracts and increasingly, natural functional food ingredients manufactured by Frutarom, allowing it to provide customers with food systems which are comprehensive, tailor made food production solutions.

8.12. Frutarom designs food systems with special characteristics, such as specific flavor and/or functional food qualities, high speed filling capabilities (allowing the food system to be integrated into the end product more quickly and efficiently), freeze-thaw stability (allowing a product to be frozen and defrosted without affecting its consistency, structure or palatability) and high volume fruit integrity (containing a high percentage of fruit). Frutarom offers a variety of savory vegetable based preparations for applications such as pizza toppings, filled breads, pasta fillings and other prepared meal products. Frutarom also offers a variety of sweet fruit, vanilla, chocolate and toffee preparations and sauces, low calorie sauces and fruit preparations, which can include functional food ingredients in order to help impart well-being benefits to the food products to which they are added.

9. Segmentation of the Income and Profitability of Products and Services

9.1. Following are the Company's sales (in US$ millions) for the years 2003 through 2005 deriving from the flavors division, their portion of the Company's total income, the amount of gross and operating profit for the flavors field and their rate:

	2005	2004	2003
Company's total income	243,803	196,780	139,316
Income from flavors segment	156,595	110,908	68,199
% of Company's total income	64.2%	56.4%	49.0%
Gross profit	63,229	44,795	28,318
% of Gross profit	40.4%	40.4%	41.5%
Operating profit	25,202	15,352	8,468
% of Operating profit	16.1%	13.8%	12.4%

10. New Products

10.1. The Flavors Division develops many new products as part of its ongoing activity. Many of the new products are developed in cooperation with a specific customer or are tailor made to the needs of a specific customer. No one new product developed by the Flavors Division is significant in terms of expected sales turnover and/or development costs.

11. Customers

11.1. The Flavors Division has an extensive customer base comprising hundreds of large multinational, mid sized, local and small customers. The Flavors Division's customers are primarily food and beverage manufacturers. The Flavors Division's customers are located in about 100 different countries worldwide.

11.2. The Flavors Division does not have any customers whose purchasing turnover constitutes over 10% of the Company's sales turnover. The management of the Company estimates that it has no dependency on any of its customers.

11.3. Most of the sales are to regular customers since, as described above, the flavors segment is characterized by long term relationships and customer loyalty. As is accepted in the flavors market, there are no long term supply contracts.

12. Orders Backlog

12.1. As is accepted in the flavors market, orders are received on an ongoing basis, close to the supply date and therefore "orders backlog" has no significance.

13. Competition

13.1. In the market for flavor products, Frutarom's competitors consist mainly of large global manufacturers, mid sized companies and smaller, local manufacturers. Competition is based to a large extent on product quality, the ability to establish and maintain long term customer relationships, value added service, reliability and tailor made product development. As the cost of flavor products used in the end products for which they are designed is comparatively small, this market tends to be comparatively less price sensitive. Flavor manufacturers are required to differentiate themselves by maintaining close collaborative relationships with customers, thorough knowledge and understanding of target markets, effective research and development and an established reputation for consistent, reliable and effective service, product supply and quality, and the ability to supply product on short notice and with short lead time.

13.2. The large multinational flavor manufacturers are established, experienced companies with a global presence and established technical and commercial capabilities, focusing primarily on large multinationals customers. The large multinational flavors producers with whom Frutarom competes include Givaudan, IFF, Inc., Firmenich, Symrise GmbH & Co. KG, Quest International and Takasago International Corporation.

13.3. The mid sized flavor manufacturers with whom Frutarom competes tend to focus on both large multinational food and beverage producers as well as mid sized and smaller food and beverage producers who tend to operate on a regional basis.

Mid sized flavor manufacturers with whom Frutarom competes include Mane, Robertet and Wild Flavors, Inc.

13.4. There are in excess of 500 small and local flavor manufacturers with more limited research and development capabilities who focus on narrow market segments and local customers. In recent years there has been a trend towards consolidation in the flavor manufacturing industry, resulting in increasing market concentration.

14. Production Capacity

14.1. Since production processes in the flavors segment are simple and do not require significant capital investment, production capacity is not a significant factor or a limitation to the Company's ability to meet demands by its customers or its ability to grow in the flavors segment. For more production capacity information refer to section 27 to this report.

Fine Ingredients Market

15. Overview of the Fine Ingredients Market

General

15.1. Frutarom's Fine Ingredients Division is focused mainly on developing, producing and marketing natural fine ingredients for the food and beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. Fine ingredients are often sold directly to food and beverage manufacturers, who use them in the manufacture of consumer end products. Flavor and fragrance manufacturers use fine ingredients products as the building blocks for the flavor and fragrance compounds they manufacture.

15.2. Frutarom operates in the following segments of the fine ingredients market: natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, and natural gums.

15.3. According to SRI Consultants, global sales in 2003 for natural extracts/essential oils and aroma chemicals are estimated at US$ 4.9 billion. Sales of functional food ingredients (excluding sales of functional food ingredients outside of the United States and Europe and excluding sales of pharma/nutraceutical extracts) in 2003 were estimated at US$ 2.8 billion. The global fine ingredients markets in which the Company operates had estimated sales of approximately US$ 7.7 billion in 2003, of which 37% were for functional food ingredients, 36% for sales of natural extracts/essential oils, and 27% for sales of aroma chemicals.

15.4. According to SRI Consultants, sales of functional food ingredients in the United States and Europe are expected to grow approximately 9% annually between 2003 and 2008. Freedonia[10] estimates that global sales of natural extracts/essential oils will grow at an annual rate of approximately 3.6% between 2006 and 2008. Frutarom believes that the market for natural extracts may grow at a higher rate. Global sales of aroma chemicals are expected to grow approximately 3% annually between 2006 and 2008. Sales of natural extracts/essential oils and aroma chemicals in certain developing markets, such as Eastern Europe, Russia, China and India, are projected to grow at significantly higher rates than in West European, North American and Japanese markets.

Characteristics of the Fine Ingredients Market

15.5. Research and development – Innovation is a key success factor in the fine ingredients market. Research and development of new fine ingredients products is a sophisticated process that requires a high level of expertise, experience and investment. In many cases, the development of new fine ingredients products takes longer than flavor products. Some of the natural fine ingredients are tailor made to customer needs and require long term relationships with the customers and collaborative development efforts.

15.6. Production – Fine ingredients production tends to be more sophisticated and complicated than flavors production, requiring extensive knowhow. In addition, fine ingredients production requires greater capital investment in the construction of manufacturing facilities, as well as in increasing production capacity when required. The production of fine ingredients must also comply with stricter environmental and regulatory standards.

15.7. Supply chain – Customers are increasingly seeking to optimize their inventory by reducing stocks, therefore requiring fine ingredients manufacturers to meet shorter lead times and to keep local stocks in main markets. In addition, mid sized and local customers purchase hundreds of fine ingredients in varying relatively small quantities. The large multinational fine ingredients manufacturer generally have strict policies of minimum quantity and standardized packaging, while small fine ingredients manufacturers generally do not have the operational flexibility and the required global supply chain to meet the needs of many mid sized customers. This has created a market opportunity for mid sized fine ingredients producers to cater to this market segment.

15.8. High entry barriers – An established reputation and brand recognition, which can only be developed over time, are key success factors for manufacturers in the fine ingredients market. Food and beverage producers require a high degree of reliability and consistency, and once a flavor is incorporated into a product, producers rarely risk replacing a flavor supplier. In addition, building a competitive multinational fine ingredient business generally requires strong research and development, production and global supply chain capabilities. These factors create significant barriers to entry.

15.9. Increased demand for natural products – The increase in consumer demand for natural products has in turn increased demand for a variety of fine ingredients, such as natural flavor extracts and natural specialty essential oils, to be used in such products. Natural fine ingredients tend to be more unique and less interchangeable, resulting in greater customer loyalty. Many of the natural extracts and specialty essential oils are tailor made to customer needs.

15.10. High growth in functional food ingredients – Changes in consumer preferences favoring foods with health and well-being benefits have led to rapidly growing demand for functional foods. Functional foods are foods with certain ingredients added which provide, or are perceived as providing, health and well-being benefits, such as juices or yogurts with health additives. The end use segments of the functional food industry exhibiting the highest growth are the dairy and beverage segments. Many of the active ingredients used in functional foods are derived from plants and herbs using similar production processes as used in the production of flavor extracts. Functional food ingredients manufacturers are often required by food and beverage producers to provide a scientific basis for the health claims attached to such functional food ingredients, such as clinical studies.

15.11. Regulatory, health safety and certification – The fine ingredients used in the food and beverage and pharma/nutraceutical industries are increasingly subject to strict health and safety regulations and standards. This trend has been compounded by the general trend for increased regulation of the food and beverage and pharma/nutraceutical industries. Customers are increasingly requiring fine ingredients manufacturers to provide certification that their products meet strict regulatory standards. In addition, there is increasing demand for products with certain certified qualities, such as genetically modified organism ("GMO") free and pesticide free. Kosher and halal certified products are also increasingly in demand and by a wider demographic customer base. As a result, fine ingredients manufacturers are increasingly required to document their manufacturing processes and to adhere to strict standards in order to ensure compliance with such certification requirements. Lastly, fine ingredients manufacturers are expected to be approved by various manufacturing certifications, such as ISO 9001, Swiss GMP and BRC (British Retail Consortium) Global Standard – food.

15.12. Raw materials sourcing – In order to maintain a high level of product quality and consistency and to ensure raw materials are available as and when needed for production, long term relationships with suppliers, growers and/or producers of raw materials are of crucial importance to fine ingredients manufacturers. This is particularly the case for natural raw materials, which are mostly crop-related goods and are often subject to seasonality in supply.

15.13. Shift of high volume/low margin production – Recently, there has been an increase in the production of certain fine ingredients, mainly aroma chemicals, in certain countries such as China and India, where the cost structure tends to be less expensive for the manufacturers. These low cost manufacturers tends to have less technical sophistication and research and development capabilities, focusing on higher volume and lower margin fine ingredients products. In addition, they usually tend not to have global sales and marketing capabilities, brand recognition or approved supplier status. This has led certain fine ingredients manufacturers to differentiate themselves from these low cost/high volume manufacturers by developing close, collaborative relationships with customers, providing higher added-value products and services, and investing in research and development in order to develop higher margin, specialty fine ingredients products.

Key Success Factors in the Fine Ingredients Segment

15.14. The Company's management estimates that the key success factors in the fine ingredients segment are:

- Positioning and reputation as a reliable supplier – Great importance is attributed to the reliability of service and to building a relationship and reputation as a supplier in the market.

- New, innovative and comprehensive product portfolio – The fine ingredients market attributes considerable importance to new, innovative, added value products that satisfy customer demand.

- Research and development and innovation – Suppliers are required to have strong research and development and innovation competencies and to supply innovative products, such as functional food ingredients, and adapt products, principally natural, to the customers' needs.

- Compliance with quality, regulatory and safety standards – Since the fine ingredients are intended for the food and beverage and pharma/nutraceutical markets, they must comply with strict quality, regulatory and safety standards.

- Raw materials reliability and supply chain leverage – The ability to purchase high quality raw materials and supply fine ingredients upon short notice and in varying quantities is significant.

16. Products and Services in the Fine Ingredients Segment

16.1. The Fine Ingredients Division develops, manufactures, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, and natural gums.

The Fine Ingredients Division's sales grew substantially from US$ 57.6 million in 2001 to US$ 84.6 million in 2005. The growth in the Fine Ingredients Division's sales results from the development of new and innovative high-added-value products, higher than average margin, focus on natural product portfolio and focus on both multinational and mid sized customers and the successful execution of strategic acquisitions. The portion of the Fine Ingredients Division's sales out of Frutarom's total sales totaled 34.7% in 2005.

16.2. The products of the Fine Ingredients Division are sold principally to the food and beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. Frutarom has an established reputation in the market for fine ingredients, with a broad customer base of both multinational and mid sized customers supported by Frutarom's large sales and marketing team and efficient global supply chain. Although the majority of the fine ingredients produced by the Company are sold to third parties (including competing flavor manufacturers), a portion of Frutarom's fine ingredients production is used by the Flavors Division in the manufacture of flavor compounds. Further, certain fine ingredients manufactured by Frutarom are reserved solely for the Company's own use and are not sold to third party flavor producers, providing the Company with a competitive advantage in producing certain flavors such as citrus flavors, a field in which Frutarom believes it is a global leader.

16.3. Frutarom's Fine Ingredients Division meets strict health, safety and quality standards, such as Swiss GMP, British BRC and ISO 9001 standards. In addition, Frutarom's fine ingredients are generally GMO free and pesticide free, and satisfy a variety of kosher and halal certifications. Kosher and halal foods are in increasing demand by different demographic groups.

16.4. Frutarom has extensive experience in the production of natural ingredients and standardized botanical extracts and is devoting significant resources to the development of products that cater to the growing market for natural products. The Company's management believes it is one of the leaders in this market due to its over 70 year experience in the production and supply of natural fine ingredients, proprietary extraction techniques, broad product portfolio and research and development capabilities.

16.5. Frutarom believes its relationship with and understanding of food and beverage producers provide it with a competitive advantage in the functional food ingredients market. This is complemented by the Company's research and development capabilities, proprietary production technologies and clinical study capabilities which have been enhanced through the acquisition of Flachsmann in June 2003.

16.6. Frutarom maintains close relationships with supplier, growers and/or producers of raw materials in order to ensure effective raw material sources. Raw material sourcing is crucial to maintaining high product quality and consistency and to ensure raw materials are available as and when needed for production. This is particularly the case for natural raw materials, which are mostly based on crop related goods and are often subject to seasonality in supply. In addition, Frutarom has an efficient global supply chain for fine ingredients, enabling it to rapidly respond to varying customer lead time requirements.

16.7. The acquisition of Flachsmann in June 2003 significantly bolstered Frutarom's fine ingredients business. Flachsmann is an established manufacturer of natural extracts, including pharma-grade botanical extracts. The Flachsmann acquisition contributed to the Company's knowhow and product portfolio, as well as expanding Frutarom's customer base and sales and marketing network.

As stated, the Fine Ingredients Division's activity is divided into several main categories:

16.8. **Natural Flavor Extracts** – Frutarom is a leading manufacturer of a wide variety of natural flavor extracts which are extracted from fruit, plants and other botanical materials. Examples of natural flavor extracts manufactured by Frutarom include extracts derived from vanilla, cocoa, tea, licorice and ginseng. The main customers of Frutarom's natural flavor extracts are food and beverage producers, flavor and fragrance companies (including the Company's Flavors Division) and, to a lesser extent, tobacco companies. The Division's natural flavor extracts are generally tailor made products as Frutarom is required to work in close collaboration with customers to create the exact flavor required.

16.9. **Natural Functional Food Ingredients** – The Company offers a variety of standardized natural extracts used as ingredients in the manufacture of functional foods. Functional foods are foods with certain ingredients added to provide health and well-being benefits, and include such everyday products as fortified breakfast cereals and dairy, yogurt and soft drink products containing added nutrients such as echinacea, aloe vera and ginseng. Functional food ingredients are subject to different but fewer certification requirements than pharma/nutraceuticals. Natural functional food ingredients manufactured by Frutarom include green tea, ginseng, mate (a South American plant), guarana and pine bud extracts. The main customers of the Company's functional food ingredients are food and beverage producers.

16.10. **Natural Pharma/Nutraceutical Extracts** – Frutarom manufacturers a variety of standardized natural extracts with certain medicinal and health benefits used in the manufacture of prescription drugs, over the counter pharmaceutical products and natural dietary supplements. Pharma/nutraceutical extracts manufactured by the Company include vine leaf, pumpkin seed, echinacea, willow bark, chamomile, asparagus, olive leaf, ginseng and guarana extracts. The main customers of the pharma/nutraceutical extracts are pharmaceutical companies, nutraceutical and dietary supplement producers.

16.11. **Specialty Essential Oils and Citrus Products** – The Company produces a wide range of specialty essential oils and is a leading producer of specialty citrus products. Specialty essential oils produced by Frutarom include citrus (such as orange, grapefruit and lemon), mint (peppermint and spearmint), floral, spice, herb and woody oils. These products are used in food and beverages, flavor and fragrance applications, pharmaceutical products, cosmetics and other well-being and personal care applications.

16.12. The Company believes that it is the global leader in specialty citrus products, which are used to impart citrus flavors into food, beverages, fragrances and other personal care products. Frutarom has been active in the production of citrus specialties since 1933. The Company continuously invests in innovative and unique technologies in the processing, extraction and distillation of specialty citrus products. The Group is an approved supplier of citrus specialty products to large multinational and mid sized flavor manufacturers. Specialty citrus products manufactured by Frutarom include orange, grapefruit, sweetie (a citrus variety derived from hybridization of pomelo and white grapefruit), lemon, line and mandarin ingredients. A number of Frutarom's citrus specialty products are reserved solely for the Company's use and are not sold to third party flavor manufacturers, providing thé Company with a competitive advantage in producing citrus flavors. Frutarom also specializes in a variety of natural mint oils used mainly in the manufacture of chewing gum, candies and personal care products.

16.13. **Aroma Chemicals** – Frutarom produces over 150 different types of aroma chemicals used in the manufacture of flavor and fragrance compounds, food, animal feed, cosmetics, oral hygiene products and other applications. Frutarom focuses on research and development, manufacturing and selling of value added specialty aroma chemicals, with a continuous shift in product mix towards low volume, high margin products. Frutarom's range of aroma chemicals used in flavor and fragrance applications includes diketones and pyrazines, which are used to create roasted and toasted aromas. In addition, Frutarom manufactures unsaturated aldehydes, which are cooling agents designed to impart a cool sensation when orally consumed or applied to the skin, used in the manufacture of candies, chewing gum, skin care products and oral hygiene products, among others.

16.14. **Natural Gums** – Frutarom offers a range of natural water soluble gums and stabilizers derived from a variety of botanical sources, including certain types of gum trees, seeds, seaweed and beet sugar. The natural water soluble gums and stabilizers are used in the production of food, beverages, pharmaceuticals and cosmetics. Natural gums produced by the Company include emulsifying agents, agglomeration aids, encapsulation agents and coating agents. The main customers are producers of food, beverages and flavors, and pharmaceutical companies.

17. Segmentation of the Income and Profitability of Products and Services

17.1. Following are the Company's sales (in US$ millions) for the years 2003 through 2005 deriving from the Fine Ingredients Division, its portion of the Company's total income, the amount of gross and operating profit for the Fine Ingredients Division and their rate:

	2005	2004	2003
Company's total income	243,803	196,780	139,316
Income from fine Ingredients segment	84,600	81,732	66,973
% of Company's total income	34.7%	41.5%	48.1%
Gross profit	30,470	28,599	20,980
% of Gross profit	36.0%	35.0%	31.3%
Operating profit	8,527	6,512	4,385
% of Operating profit	10.1%	8.0%	6.5%

18. New Products

18.1. The Fine Ingredients Division develops new products as part of its daily activity in order to improve the Division's product mix by replacing low margin products with new innovative, added-value products with high margin. None of the new products developed by the Fine Ingredients Division is significant from the aspect of forecasted sales turnover and/or development expenses.

19. Customers

19.1. The Fine Ingredients Division sells its products to many large multinational, mid sized, local and small customers in the food and beverage, pharma/nutraceutical, flavor, fragrance and personal care industries.

19.2. No particular customer of the Fine Ingredients Division has a purchasing turnover exceeding 10% of the Company's sales turnover. The Company's management believes that it is not dependent on any one of its customers.

19.3. Excluding a number of supply contracts for periods not exceeding one year and whose scope is not substantial, most sales are on the basis of specific orders by customers and based on the Company's forecast. The sales are mainly to permanent customers with whom there is a long term relationship.

20. Order Backlog

20.1. As accepted in the fine ingredients market, orders are received on an ongoing basis close to the supply date and therefore the term, "order backlog" has no significance. There are a limited number of supply agreements for periods not exceeding one year, none of which are significant relative to the Company's overall activity.

21. Competition

21.1. In the market for fine ingredients, competition varies by product category.

21.2. In the natural flavor extracts category, the Company's competitors consist of large multinational and mid sized flavor manufacturers that produce natural flavor extract principally for internal use. These competitors include IFF, Inc. and Givaudan. Competitors in this category also include specialized manufacturers who focus only on natural flavor extracts, such as Chart Corporation Inc., as well pharma/nutraceutical manufacturers with limited natural flavor extract production.

21.3. In the functional food ingredients and pharma/nutraceutical extracts category, Frutarom's competitors consist mainly of specialized pharma/nutraceutical companies such as Indena S.p.A., Martin Bauer GmbH & Co. KG and Botanicals International, as well as a number of smaller, innovative, start up companies that concentrate on unique products or technologies.

21.4. In the essential oils category, Frutarom's competitors include companies such as Treatt plc that focus on the manufacture of essential oils, including specialty essential oils as one of their product offerings. In addition, large multinational and mid sized flavor manufacturers produce specialty essential oils primarily for internal use. There are also growers and processors of essential oils mainly in developed countries, as well as traders and distributors of essential oils, although these entities generally do not compete in the market for specialty essential oils.

21.5. In the aroma chemicals category, the Company competes with large multinational flavor manufacturers who produce specialty aroma chemicals primarily for internal use. Additional competitors in this field are specialized aroma chemicals manufacturers such as Oxford chemicals Ltd., Aromor Flavors & Fragrances Ltd. and Bedoukian Research. Other manufacturers of aroma chemicals include high volume, low cost producers located mainly in Asia. These manufacturers have limited sales and marketing activities, research and development activities, technological expertise and customer support. For the most part, Frutarom does not compete with these low cost producers as it is focused on higher margin specialty aroma chemicals. There are also large chemical companies that manufacturer high volume aroma chemicals as part of their wider product offering but in most cases do not offer specialty aroma chemicals.

22. Production Capacity

22.1. Fine ingredients production requires capital investment in building production facilities and expanding production capacity if and when the need arises. In addition, the production process for fine ingredients and production facilities demand compliance with strict quality, health and environmental regulations and the production capacity therefore presents an entry barrier to the fine ingredients market. For more on production capacity refer to section 27 in this report.

23. Frutarom's Trade & Marketing Activity

23.1. As stated, the Company has additional activity in the field of importing and marketing of certain raw materials produced by third parties to the food, pharmaceutical, chemicals, cosmetic, and detergent industries in Israel.

23.2. The raw materials sold and marketed by the Trade & Marketing activity comprise mainly raw materials that Frutarom imports and purchases for the manufacturing activities of its Flavors and Fine Ingredients Divisions. As Frutarom imports and purchases these materials in bulk, it is able to source these materials at lower prices and sell them at a premium to third party companies who require these products in smaller amounts.

23.3. The Trade & Marketing activities are not considered core by management and account for only a small portion of the

Company's sales. In 2005 this activity totaled US$ 6.3 million and its portion of Frutarom's overall activity was 2.6%. In view of the fact that this activity is not significant to Frutarom, it is not given separate expression in this report.

CHAPTER 4 – DESCRIPTION OF THE COMPANY'S BUSINESS: MATTERS RELATING TO THE GROUP'S OVERALL ACTIVITY

24. Marketing, Sales and Customer Support

24.1. Frutarom maintains a global marketing, sales and customer support network, with established local sales and marketing personnel in all of its key target markets. Frutarom believes that its global network provides it with a competitive advantage and is a key factor in the success of its growth strategy. On December 31, 2005, Frutarom had 200 sales and marketing personnel and maintained 38 sales offices in close proximity to its customers, including in the United States, Canada, Mexico, Brazil, the United Kingdom, Switzerland, Germany, France, Italy, Spain, Israel, Romania, Russia, Ukraine, Kazakhstan, Belarus, China, Hong Kong, Indonesia and India. The Company markets and sells its products primarily through its own sales personnel. In certain countries, Frutarom uses third party agents and distributors to sell its products. Following the acquisition of Nesse, additional subsidiaries with sales and marketing offices were added in Germany and Poland. The acquired activity also operates in additional countries where Frutarom has been less active, such as the Czech Republic, Latvia, and Slovenia, among others.

24.2. Frutarom's global sales and marketing network is a key component of the Company's strategy to provide tailor made specialized products and services and high quality customer support to both large multinational and mid sized and local customers.

24.3. In the mid sized customer segment, Frutarom differentiates itself from its major competitors by offering its mid sized and local customers the same quality of service and tailor made product specialization as normally reserved only for large multinational companies. Each of Frutarom's sales and marketing team and research and development laboratories work equally closely with both large multinational and mid sized and local companies to offer them timely and responsive personalized development services, including custom flavors and specialty ingredients tailor made to the specific needs of Frutarom's customers. Management believes that the mid sized and local customer segment represents more than 50% of the world's food and beverage market.

24.4. The Flavors and Fine Ingredients Divisions each have their own separate sales, marketing and customer support personnel. However, Frutarom assigns a single sales person to be dedicated to any customers of the Company that purchase the products of both Divisions. This single-sales person interface allows Frutarom to better respond to its customers' needs and to identify and realize cross selling opportunities.

24.5. The Flavors Division's sales, marketing and customer support activities focus primarily on Frutarom's customers in the food and beverage industries, while the Fine Ingredients Division's sales, marketing and customer support activities focus primarily on Frutarom's customers in the flavor, fragrance, pharma/nutraceutical and personal care industries.

24.6. Frutarom's marketing and sales team form an important link between Frutarom's customers and its research and development team by working closely with customers to understand their special needs and then passing this information on to the research and development team, which in turn develops tailor made products for such customers' specific needs.

24.7. In certain cases, Frutarom offers its customers, particularly in emerging markets, certain technical and marketing advice in order to help them to improve their product offering and manufacturing processes. Frutarom believes that this approach further strengthens its relationships with these customers and helps stimulate demand for its products.

25. Research and Development

25.1. Frutarom believes that its research and development capabilities are one of its key competencies and employs about 180 employees in its highly focused research and development efforts for new, innovative products for the company. Frutarom has over 75 years of experience in research and development in the field of flavors and fine ingredients, particularly natural flavors and natural fine ingredients. Frutarom's research and development activities are crucial to its success as many of its natural products are tailor made to customers' specific needs. Frutarom's research and development activities are often carried out in cooperation with leading academic institutions.

25.2. The development of fine ingredients is in many cases done on Frutarom's own initiative based on its assessment of market trends and needs and with a view to developing products with higher margins in order to improve the Company's product mix and optimize production capabilities and capacity.

25.3. The development of new and customized flavor products is a complex process calling upon the combined knowledge of the Company's scientists and flavorists. Scientists from various disciplines work in project teams that include flavorists to develop flavors with consumer preferred performance characteristics. The development of new flavor compounds is as much an "art" as it is a science, requiring in depth knowledge of the flavor characteristics of the various ingredients used and a high degree of trial and error during the development process.

25.4. The Flavors Divison has 15 research and development laboratories located in the United Kingdom, Switzerland (2), Denmark, France, Germany (2 following the Nesse acquisition), the United States, Russia, Kazakhstan, Ukraine, Israel (2), Turkey and China. The fine ingredients division has 6 research and development facilities located in Israel (2), Switzerland (2), the United States and the United Kingdom.

26. Seasonality of Demand

26.1. The Company's business is subject to seasonal fluctuations, generally with higher sales and profitability (due to product mix) in the first half of a given year and lower sales in the second half of a given year (in particular, in the fourth quarter).Many of the Company's products are used by its customers in the manufacture of beverages and dairy products such as soft drinks, ice cream and yoghurts, for which demand generally increases markedly during the summer months. As a result, sales of certain flavors and fine ingredients produced by Frutarom rise in the first half of the year, as manufacturers of beverages and dairy products re-stock their inventories and increase production in advance of rising demand during the summer months.

26.2. Sales of the Company's products generally decrease in the third quarter as the summer ends and further in the fourth quarter as the weather cools, and many of Frutarom's customer's reduce production and inventory levels in advance of the year end and the holiday season.

26.3. The impact of seasonality on the Company's results has steadily decreased in recent years as the Company has increased its sales of products such as savory flavors, functional food ingredients and pharma/nutraceutical extracts, which generally have lower seasonality in demand.

26.4. A substantial proportion of the sales of Nesse, 70% of whose share equity Frutarom acquired in January 2006, are to the savory sector. This is also expected to reduce the influence of seasonality during the fourth quarter.

27. Fixed Assets, Facilities and Production Capacity

27.1. Frutarom has more than 10 production facilities around the world. The following table sets forth Frutarom's major production facilities and the activity at each (excluding Nesse's facilities):

Country	Location	Field of Activity	Size (m^2)
Israel	Haifa	Flavors and fine ingredients	35,490
Israel	Acco	Flavors	9,273
Switzerland	Wadenswil	Flavors and fine ingredients	13,464
Switzerland	Reinach	Food systems	15,532
Germany	Emmerich	Food systems	19,000
UK	Teesside	Fine ingredients	21,500
UK	Kettering	Flavors and food systems	3,888
USA	North Bergen (NJ)	Flavors and fine ingredients	32,000

In addition, the Company has additional production facilities in Turkey, China and Denmark, all of which are non significant compared to the Company's scope of activity. The company has acquired two additional facilities in Germany through the Nesse acquisition. Following is a description of the Company's significant plants:

- **Haifa, Israel** –The Company's Flavors Division produces flavors and the Fine Ingredients Division produces fine ingredients (specialty essential oils, specialty citrus products, and aroma chemicals).

  Production Capacity and Shifts – The flavors production is carried out over five days a week in one shift. At times there may be halts in production for the purpose of maintenance work (during the intermediate days of Succoth and Passover). The plant has additional potential production capacity, assuming that two shifts were to be worked each day.

  The fine ingredients production is carried out over five days a week in three shifts, excluding halts in production for the purpose of maintenance work (during the intermediate days of Succoth and Passover). The plant has additional potential production capacity of 15% to 20%.

The land on which the plant is located is owned by the Company or subject to long term lease agreements with the Israel Lands Authority (excluding an area of 7,031 m^2 that is rented by the Company).

- **Acco, Israel** -- The Company's Flavors Division produces savory flavors and seasonings at the plant in Acco.

  Production Capacity and Shifts – The plant's production is carried out over five days a week in two shifts, excluding halts in production for maintenance work for about a week during the intermediate days of Passover. The plant has additional potential production capacity of 30% to 40% assuming that three shifts were to be worked per day.

  The land on which the plant is located is subject to long term lease agreements with the Israel Lands Authority.

- **Wadenswil, Switzerland** – At this plant the Company's Flavors Division produces flavors **and** the Fine Ingredients Division produces botanical extracts.

  Production Capacity and Shifts –The plant's production is carried out over five days a week in two shifts, excluding occasional halts for maintenance work. The plant has additional potential production capacity of about 30-40% assuming that the work week was to be seven days a week.

  The land on which the plant is located is owned by the Company.

- **Reinach, Switzerland** – At this plant the Company's Flavors Division produces food systems.

  Production Capacity and Shifts –The plant's production is carried out over five days a week in one and a half shifts each day (14 hours of each 24 hours), excluding a four hour halt for maintenance work each Friday. The plant has additional potential production capacity of about 25%-20% assuming that it shifted to continuous production in three shifts.

  The land on which the plant is located is owned by the Company.

- **Emmerich, Germany** – At this plant the Company's Flavors Division produces food systems.

  Production Capacity and Shifts – The plant's production is carried out over five days a week in two shifts, excluding a four hour halt for maintenance work on each Friday. The plant has additional potential production capacity of about 30%- 35% assuming that it shifted to continuous production in three shifts.

  The land on which the plant is located is owned by the Company.

- **Kettering, UK** – At this plant the Company's Flavors Division produces flavors and **food** systems.

  Production Capacity and Shifts – The plant production five days a week, in two shifts: a 7.5 hour shift for flavors production and an 11 hour shift for food systems production. Maintenance work is performed on weekends by additional manpower. The plant has additional potential production capacity of about 20% to 25% assuming that it shifted to three shifts.

  The land on which the plant is located is owned by the Company.

- **Teesside, UK** – At this plant the Company's Fine Ingredients Division produces natural plant extracts and aroma chemicals.

  Production Capacity and Shifts – The plant's production is carried out over five days a week, in three shifts (24 hours a day), excluding halts for maintenance work (up to two weeks, generally in December). The plant has additional potential production capacity of 20% to 25% assuming that it shifted to three shifts.

  The land on which the plant is located is owned by the Company.

- **North Bergen, New Jersey, USA** – At this plant the Company's Flavors Division produces flavors and the Fine Ingredients Division produces natural plant extracts and natural gums.

  Production Capacity and Shifts – The plant production is carried out over five to six days a week (in accordance with orders from customers), in two shifts, excluding a halt for maintenance work. When production is halted for maintenance work (up to two weeks), sales are made from inventory.

The Company is carrying out an investment program that will expand the plant's production capacity by 20% to 25%.

The land on which the plant is located is owned by the Company.

27.2. In addition to these production facilities, Azur S.A., a subsidiary of Frutarom's controlling shareholder, ICC Industries, provides Frutarom with toll manufacturing services from its facility in Azur, Romania, for the production of specialty aroma chemicals.

28. Intangible Assets

28.1. The Company's business depends on intellectual property, which consists mainly of the formulas used to create its flavors and production processes for the production of fine ingredients. These formulas are not patented but are highly confidential proprietary business information, available to a limited number of people within the Company. It is generally industry practice not to patent the formulas used in the production of flavors, as doing so would make the formulas publicly known and the patent protection would only be available to a given flavor producer for a limited time. The Company also relies, in part, on confidentiality and non competition agreements with employees and consultants and to a lesser extent, patents (in the case of certain production processes developed by the Company) to protect its intellectual property. Frutarom does not believe that it depends materially on any single intellectual property right, proprietary formula, patent or license.

28.2. The Company has not registered the "Frutarom" trademark in all of the jurisdictions in which it currently operates. In certain such jurisdictions, a trademark substantially similar to "Frutarom" has already been registered by third parties. The Company's management believes that not registering the "Frutarom" trademark in all the jurisdictions in which it operates does not constitute a significant risk to the Company and its activities.

29. Human Resources

29.1. Frutarom had 1,016 employees as at December 31, 2005. The following table sets forth the number of employees employed by the Company by geographic region in the last three years:

Country	December 31,		
	2005	2004	2003
Belarus	2		
Brazil	3	3	3
China	32	33	30
France	16	14	3
Germany	93	94	6
Israel	301	312	294
Kazakhstan	17	17	13
Romania	5		
Russia	30	31	27
Switzerland	226	213	125
Turkey	14	11	13
UK	132	134	131
Ukraine	21	15	17
USA	124	119	120
Total	**1016**	**996**	**782**

29.2. The following table shows the breakdown of Company employees by fields of activity in the last two years:

Field	December 31,		
	2005	2004	2003
Sales and marketing	216	216	157
Research and development	176	157	117
Operations	469	447	376
Management	155	157	135
Total	**1,016**	**977**	**785**

29.3. Following is Frutarom's organizational chart:


President and Chief Executive Officer
Executive Vice President and Chief Financial Officer
IT Manager
Vice President – HR and Administration
Legal Counsel and Corporate Secretary
Supply Chain Manager
Quality Assurance Manager
Senior Executive Vice President and Manager – Flavors Division
Europe Flavors Manager
UK
Germany
Switzerland Group
France
Nordic
Israel
USA
East Europe
Turkey
China
Senior Executive Vice President and Manager – Fine Ingredients Division
Israel
Switzerland Pharma & Extracts
USA
UK

29.4. The majority of Frutarom's employees at its sites located in Germany, Switzerland (Reinach), the United States and Israel are covered by collective bargaining agreements. These agreements vary from country to country and deal principally with conditions of employment, salaries, promotion, pension schemes, certain benefit programs, procedures for hiring and dismissing employees and procedures for settling labor disputes. More than 40% of the Company's employees worldwide are covered by such collective bargaining agreements.

29.5. The Company believes that it generally has good labor relations. In 2003, the Company's employees located at its North Bergen, New Jersey facility in the USA held a strike that lasted about 45 days. The strike ended with the execution of a new collective bargaining agreement for the striking employees and did not have a material effect on the Company's operations.

Employees that are not covered by the collective bargaining agreement have personal employment agreements, that vary from country to country based on the local regulation in each country.

29.6. Directors and Senior Management in the Company

The Company's senior management includes ten employees as shown in the table below:

Name	Position	Year of Birth	Appointed
Mr. Ori Yehudai	President, Chief Executive Officer, member of the board of directors	1954	1996
Mr. Yoni Glickman	Executive Vice President and Manager of Global Fine Ingredients Division	1960	2003
Mr. Kobi Levy	Executive Vice President and Manager of Global Flavors Division	1961	2004
Mr. Alon Granot	Executive Vice President and Chief Financial Officer of Frutarom	1961	2001
Mr. Hans Abderhalden	Member of the Board of Directors of Frutarom and Frutarom Switzerland	1939	2004
Mr. Ueli Dysli	Managing Director, Frutarom Switzerland	1948	2003
Mr. Bill Ludlum	President, Frutarom USA	1952	2003
Mr. Manoj Gujral	Managing Director, Frutarom UK Fine Ingredients Division	1964	2001
Ms. Therese Buehlmann-Beck	Managing Director of Frutarom Switzerland, Food Systems	1950	2004

The Company has personal employment agreements with most of the members of senior management. These agreements include standard clauses regarding non competition, confidentiality, and transfer of intellectual rights to the Company, as customary in the industry in which the Company operates.

29.7. A number of members of the Company's senior management are entitled in the case of their employment in the Company being terminated within a period of 12 months from the date on which the holding of ICC Handels AG decreases below 26% of the Company's share capital, to continue receiving their salaries and benefits from the Company for periods ranging between three and twelve months. Furthermore, upon the occurrence of such a change of control, all options and/or ordinary shares previously granted to these members of the senior management (and which are subject to a lock up period) will become immediately exercisable. For further details refer to section 4 of the Immediate Report on the call for a general meeting dated December 21, 2003 which was published on the same date and section 4.5 of the Immediate Report on the results of the general meeting to approve a transaction with a controlling party and/or approval of a private offering dated January 15, 2004, which was published on the same date.

For further details regarding employment details of officers in the Company refer to Regulation number 21, chapter D of this report and note 14 to the financial reports.

29.8. Officers in the Company are insured by directors and officers insurance. In addition, the Company granted the officers a commitment for advance indemnification for actions they take by virtue of their being officers in the Company. The indemnification is limited to an amount not to exceed 25% of the Company's equity at the time the indemnification is given to the officer, as appears in the Company's last financial reports (reviewed or audited).

For further details regarding directors and officers insurance and the indemnification (including a list of the occasions and amounts for which it was decided to grant advance indemnification) refer to the Immediate Report on the calling of a general meeting dated December 2, 2004 and which was published on December 2, 2004 and the complementary report to the stated report dated December 21, 2004 and which was published on December 21, 2004, the Immediate Report on the call for a general meeting dated December 21, 2004 which was published on December 21, 2004 and sections 4 through 6 of the document appended to the Immediate Report on the results of the general meeting dated December 29, 2004 which was published on December 29, 2004.

29.9. Employee Equity Incentive Plans

The Company currently has three equity incentive plans in effect, which are discussed individually below.

1996 Share Option Plan

The Company's 1996 Share Option Plan allowed the Company to grant certain of its board members and senior management options exercisable into Shares. In January 2003, the Plan was replaced by the 2003 Share Option Plan, and no further options will be issued under the 1996 Share Option Plan.

Commencing at 1996, every six months, the board of directors decided the amount of funds allocated to the 1996 Share Option Plan, based on the recommendations of the compensation committee. These funds were then used to buy Shares on the TASE, which are held in trust by Frutarom's wholly-owned subsidiary, Frutarom Trust Ltd., until the options to which they relate are exercised. Options granted under the 1996 Share Option Plan become exercisable over a three-year period from the date on which they are granted, with a third of the options granted on a given date becoming exercisable at the end of each of the three years following their grant. However, the board of directors of the Company has the exclusive right to declare options exercisable as from an earlier date.

The exercise price was set by the board of directors at one third of the average share price paid by the Company for the Shares underlying such options and is due upon exercise of the option by the employee. Options granted under the 1996 Share Option Plan expire on the sixth anniversary of the date of grant. Any tax consequences arising from the grant or exercise of any options under the plan are the responsibility of the employee.

The number of Shares covered by each option granted under the 1996 Share Option Plan, as well as the exercise price, are proportionally increased or decreased by changes in the Company's outstanding share capital resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Shares. Aside from few exceptions, in the event that the employment of an employee holding options granted under the 1996 Share Option Plan is terminated without cause, such employee has the right to exercise all exercisable options within 90 days from the date of termination. The remaining options granted but not exercisable are terminated immediately. If the employment of an employee is terminated for cause, all unexercised options terminate immediately.

As of December 31, 2005, the Company had options outstanding under the 1996 Share Option Plan for a total of 73,428 Shares.

Due to changes in the Israeli tax regulations effective as of January 1, 2003, the Company ceased granting options under the 1996 Share Option Plan and adopted the 2003 Share Option Plan. Options were last issued under the 1996 Share Option Plan in April 2002, and options for the second half of 2002 were issued under the 2003 Share Option Plan.

2003 Share Option Plan

The 2003 Share Option Plan is substantially similar to the 1996 Share Option Plan. Commencing in 2003, every six months, the board of directors decides the amount of funds allocated to the 2003 Share Option Plan, based on the recommendations of the compensation committee. These funds are then used to buy Shares on the TASE, which are held in trust by Frutarom's wholly owned subsidiary, Frutarom Trust Ltd., until the options to which they relate are exercised. Options granted under the 2003 Share Option Plan become exercisable over a three year period from the date on which they are granted, with a third of the options granted on a given date becoming exercisable at the end of each of the three years following their grant. However, the board of directors of the Company has the exclusive right to declare options exercisable as from an earlier date.

The exercise price for the options has currently been set by the board of directors at one third of the average share price paid by the Company for the Shares underlying such options and is due upon exercise of the option by the employee. Options granted under the 2003 Share Option Plan expire on the sixth anniversary of the date of grant. Any tax consequences arising from the grant or exercise of any options under the plan are the responsibility of the employee.

The number of Shares covered by each option granted under the 2003 Share Option Plan, as well as the exercise price, are proportionally increased or decreased by the changes in the Company's outstanding share capital resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of Shares. A side from few exceptions, in the event that the employment of an employee holding options granted under the 2003 Share Option Plan is terminated without cause, such employee has the right to exercise all exercisable options within 90 days from the date of termination. The remaining options which were granted but unexercised are terminated immediately. If the employment of an employee is terminated for cause, all unexercised options terminate immediately.

As of December 31, 2005, the Company had options outstanding under the 2003 Share Option Plan for a total of 523,844 Shares.

Senior Executive Share Plan

On December 2003, the Company adopted the Senior Executive Share Plan as an incentive share plan for certain members of its senior management. The Company has authorized the issuance of up to 1.2 million Shares for the Senior Executive Share Plan. The amount of Shares, issue, exercise price and method of issuance under the Senior Executive Share Plan is determined by the board of directors based on the recommendation of the compensation committee. The Company has allotted 900,000 Shares and allotted options for a further 150,000 Shares to members of senior management under the Senior Executive Share Plan as described in greater detail below. Any tax liabilities under the Executive Share Plan are the responsibility of the employee. In connection with the Senior Executive Share Plan, the Company has entered into an agreement with the Israeli tax authorities pursuant to which the Company has agreed that it will not be entitled to deduct the costs of the Senior Executive Share Plan from its revenues.

Under the Senior Executive Share Plan, the Company has issued 900,000 Shares (the 'Allotted Shares') placed in trust on behalf of the beneficiaries and subject to a lock-up period as described below. The lock-up period with respect to the Allotted Shares expires according to the following schedule: Following July 1, 2004 25% of the Shares will become exercisable; Following January 1, 2005 50% of the Shares will become exercisable; Following January 1, 2006 75% of the Shares will become exercisable; following January 1, 2007 the all of the shares will become exercisable. Should an employee under the Senior Executive Share Plan terminate his employment prior to January 1, 2007, the Company has the right to repurchase any Allotted Shares which still remain subject to the lock-up. With the departure of one of the Company's senior employees on June 6, 2005, the Company purchased from him 125,000 shares that still remain subject to the lock up.

The purchase price for the Allotted Shares was NIS 5.0 per Share. The Company granted each beneficiary with an interest free loan covering the full purchase price for the Allotted Shares in the aggregate amount of NIS 4.5 million.

For further details regarding the allotment of 900,000 shares as stated refer to the Immediate Report on a material private placement and a private offering which is not material dated December 21, 2003 and which was published on December 21, 2003 and section 1 of the Immediate Report on the results of a general meeting to approve a transaction with a controlling party and/or approval of a private offering dated January 15, 2004, which was published on January 15, 2004.

Under the Senior Executive Share Plan, the Company has granted options for an additional 150,000 Shares (the "Senior Executive Option Shares"). With respect to the Senior Executive Option Shares, options with respect to 25% of the Shares became exercisable on 9 October 2004, with a further 25% becoming exercisable on 9 October of each of the three subsequent years. The exercise price for the Shares is NIS 10.87 per Share. The options with respect to the Senior Executive Option Shares will expire on 17 May 2010. For further details regarding the allotment of 150,000 options as stated refer to the Immediate Report on a private offering which is not material dated May 18, 2004 and which was published on the same date.

On January 2006, the Company allotted 725,000 non-transferable options to four senior officers of the Company. 600,000 of the shares can be exercisable in three equal portions on January 1, 2008, January 1, 2009 and January 1, 2010. The additional 125,000 shares can be exercised in four equal portions on January 1, 2007, January 1, 2008, January 1, 2009, and January 1, 2010. The exercise price is NIS 31.068 per option. The option shares will expire on February 1, 2012. For details on the stated private offering, refer to the Immediate Report of the Company regarding a private offering that is not significant dated January 3, 2006 as published on January 4, 2006, and the amendment to the immediate report dated January 4, 2006 and published on the same date.

Options granted to Israeli employees are held by a trustee in accordance with section 102(b)(3) of the Income Tax Ordinance.

30. Raw Materials and Suppliers

30.1. Frutarom purchases thousands of raw materials from a wide range of suppliers, with more than one supplier for most products. The principal raw materials purchased by the Company include plants, leaves and roots from which the Company produces natural flavor extracts, functional food ingredients and pharma/nutraceutical extracts. In addition the Company purchases essential oils from which it manufactures specialty essential oils such as citrus oils and mint oils. Other raw materials purchased by the Company include natural and synthetic chemicals, alcohols, esters and acids and oleoresins.

30.2. In recent years, none of Frutarom's purchases from any one supplier exceeded 5% of its total purchases. There is a small number of raw materials for which Frutarom has exclusive suppliers; however, these raw materials are used in only a limited number of products, and as Frutarom has a range of thousands of products, management does not believe that its dependence on these exclusive suppliers is material.

30.3. Frutarom seeks to reduce costs and secure supplies by purchasing raw materials directly from the source rather than from dealers or distributors. Frutarom has a centralized supply chain and raw materials purchasing team supporting its two core division, which enables it to leverage its scale by purchasing raw materials in bulk and therefore at lower prices.

30.4. The Company carefully manages its global supply chain to ensure availability of raw materials at its production facilities. Frutarom maintains comparatively high stocks of certain raw materials, as most of the natural ingredients used by Frutarom in its production are crop related goods. In addition, raw materials delivery times are generally longer than the delivery times to customers by Frutarom of its end products, requiring Frutarom to maintain stocks of raw materials sufficient to enable it to supply its products to customers as ordered with short lead times. However, Frutarom generally maintains comparatively low stocks of finished goods. Further, the availability and the prices of many of the principal raw materials used by Frutarom, and in particular the natural ingredients, are subject to fluctuations as a result of international supply and demand.

31. Working Capital

31.1. The Company keeps close track of the items of working capital. The follow up is conducted at the level of the subsidiaries, under close supervision by the Company's headquarters and the management. The average rate of working capital as a percentage of the Company's sales for 2005 stands at 29% compared with an average of 28.1% in 2004. The Company is active in working to reduce working capital requirements in all their parameters. Following are the details of the Company's policy regarding the items of working capital:

31.2. Inventory – The Company's activity is characterized by seasonality of demand (refer to section 26 of this report). The Company manufactures at a number of production sites worldwide (refer to section 27 of this report). In view of the fact that the Company's production sites are located throughout the world and the considerable importance that the Company attributes to customer service, the Company maintains a flexible inventory policy that ensures availability of inventory at the various production sites and with cooperation between them. This inventory policy enables the Company to meet short supply times to its customers. Frutarom maintains comparatively high stocks of natural raw materials whose availability may be irregular due to their seasonal nature. The Company orders raw materials from its suppliers taking into account past experience, volume and the rate of sales, production limitations and seasonality. Since most of the production is done according to specific orders from customers, Frutarom generally maintains limited stocks of finished products.

The average number of inventory days for 2005 stands at 109 days compared with 105 days in 2004 (refer to notes 2h and 15 to the financial reports attached to this report).

The balance of inventory as at December 31, 2005 was US$ 46.9 million compared with US$ 43.8 million as at December 31, 2004 (refer to note 15 to the financial reports attached to this report).

31.3. Customer Credit – The Company implements procedures that determine the conditions for granting its customers a credit framework. The Company follows up on an ongoing basis on deviations from the credit framework granted to its customers and the collection process. In recent years the average credit days granted by the Company to its customers have declined, partly due to the substantial growth in the Company's activity in Europe. Due to the global nature of the Company's customer base and the lack of dependency on any particular customers, the Company does not insure its credit to customers.

In 2005 the average credit days was 69 days compared with 68 days in 2004.

The balance of credit to customers as at December 31, 2005 was approximately US$ 40.3 million compared with US$ 43.7 million as at December 31, 2004 (refer to note 14a to the financial reports).

31.4. Supplier Credit – The Company has a global supply chain and purchase unit at headquarters that serves the two Divisions of the Company. Average credit days in 2005 were 69 days compared with 70 days in 2004.

The balance of the Company's debt to suppliers as at December 31, 2005 was approximately US$ 17.9 million compared with US$ 20.3 million as at December 31, 2004 (refer to note 19a to the financial reports attached to this report).

31.5. The turnover of goods returned to the Company is not material to its activity.

32. Capital Expenditure

32.1. The Company's capital expenditure is in principle the result of the enhancement and expansion of existing facilities, as well as investment in developing new manufacturing facilities, sales and marketing offices and research and development laboratories.

32.2. The Company's planned investments for the next three years are expected to average approximately US$ 9 million to US$ 11 million per annum. Most of the planned capital expenditures in the coming years are related to the construction of a new manufacturing facility, research and development laboratories and head offices in the Yizreel Valley in Israel; the construction of research and development laboratories in Switzerland; enhancements to the productions facilities of the food systems business; implementation of a new company-wide IT system; and improvements and capacity increases to Frutarom's production facilities in the United States.

32.3. The new Israeli plant will, upon completion, replace certain of Frutarom's current facilities located at Haifa and Acco, Israel. The new facility is expected to be completed by the end of 2008. Frutarom has secured subsidies amounting to 24% of the total cost of the project from the Government of Israel. For further information on the planned plant refer to the Immediate Report of the Company dated December 10, 2002 as published on December 10, 2002, and note 6d of the financial reports attached to this report.

32.4. The balance of the depreciated cost of the fixed assets in the Company's balance sheet as at December 31, 2005 following deduction of investment grants is US$ 87.9 million. For further information on the Company's investment in fixed assets refer to note 6a of the financial reports attached to this report.

32.5. The Company believes that the cash flow from current operating activities will be sufficient to meet the Company's anticipated capital expenditure and working capital required to support the Company's internal growth in the next several years.

33. Capital Resources

33.1. The Company's activity is financed both through its own equity and external financing.

33.2. During 2005, the Company repaid all of its long term loans from banks. At December 31, 2005, the Company's debt balance to banks stood at US$ 289,000. This amount was fully repaid in January 2006.

33.3. The company and its Israeli, US, UK and Swiss subsidiaries have agreements with banks whereby the banks will extend revolving credit facilities. As of December 31, 2005, the unutilized credit balance of the Israeli, US, UK and Swiss subsidiaries is $10,000 thousands, $10,000 thousands, $ 1,380 thousands, and $ 12,464 thousands, respectively.

33.4. For further details on the Company's loans refer to notes 8, 13 and 21e to the financial reports that are attached to this report.

34. Taxation

34.1. For details of tax regulations applicable to the Company refer to note 12 in the financial reports.

34.2. The Company has issued final tax returns until 1999, inclusive.

34.3. The Company operates through subsidiaries throughout the world, where the tax rates vary from 22% to 42%.

34.4. The effective tax rate (on the consolidated) in 2005 is 19.4% compared with 23.8% for 2004. For details on the changes between the Company's statutory tax rate and the effective tax rates refer to note 13 to the financial reports.

35. Environment

35.1. Frutarom develops, produces and markets its products in many countries throughout the world and is subject to the legislation, regulations and control in effect on its activities in each of the various countries. The Company operates under various rules regarding environment in the various countries where it operates. The Company's production facilities in the United States, Israel, England, Switzerland, Germany and China are subject to environmental rules in each of these countries regarding air emissions, handling of waste water, use of hazardous materials, waste disposal and clean up of existing environmental contamination. In recent years, there has been a significant increase in the stringency of environmental regulation and enforcement of environmental standards in each of these countries and in the world, and the cost of compliance has risen significantly.

The Company estimates that it operates its facilities in compliance with the relevant environmental laws and regulations.

Refer to section 38.1 of this report regarding claims relating to environment.

36. Limitations and Supervision of the Company's Business

36.1. The Company develops, produces and markets its products in a number of jurisdictions throughout the world and is subject to the legislation, regulations and control in effect on its activities in each of the various countries. These laws and regulations include, among others, the U.S. Food and Drug Administration's (FDA) regulations regarding activity in the United States; EU directives implemented into local law in the European jurisdictions in which the Company operates; and regulations determined by the Ministry of Health in Israel. These laws and regulations determine standards relating to food production, production facilities, equipment and the personnel required to produce products required for human consumption.

36.2. In addition, the Company is subject to various rules relating to health, work safety and environment at the local and international levels in the various jurisdictions where it operates. The Company's production facilities in the United States, Israel, the United Kingdom, Switzerland, Germany and China are subject to environmental standards in each of these countries relating to air emissions, waste water discharges, the use of hazardous materials, waste disposal practices and clean up of existing environmental contamination. In recent years, there has been a significant increase in the stringency of environmental regulation and enforcement of environmental standards in each of these countries and in the world, and the cost of compliance has risen significantly.

36.3. Frutarom believes that it currently operates its facilities in material compliance with relevant laws and regulations related to food manufacturing, work safety, health and the environment. In addition, compliance with existing governmental regulations has not materially affected Frutarom's operations, earnings or competitive position in its markets.

36.4. For additional information on regulation, health, safety and permits refer to section 15.11 of this report.

37. Significant Agreements

37.1. For details regarding the Flachsmann acquisition agreement refer to section 1.14.

37.2. For details regarding the IFF European food systems acquisition agreements refer to section 1.15.

37.3. For details regarding the Nesse acquisition's agreements refer to section 1.16.

37.4. As part of the capital raising (refer to sections 3.4 through 3.7), the Company concluded a number of agreements, including an underwriting agreement with the offering underwriters, Morgan Stanley, UBS and HSBC, and a depositary agreement with The Bank of New York. These agreements include the standard clauses for this type of agreement.

37.5. The Company is not a party to strategic cooperation agreements.

38. Litigation

38.1. A number of claims and third party notices have been filed against the Company for bodily injury, property damages and for breach of environmental laws relating to the pollution of the Kishon River in Haifa (hereinafter: the "River"). According to the plaintiffs, the Company was among those responsible for the pollution. The Company's management believes, based on the opinion of its legal counsel, that the chances that the plaintiffs will prevail in the claims are remote. Based on the opinion of its legal counsel, the Company's management also believes that even if it were to be found liable, the potential damage resulting to the Company is immaterial (at the same time, if the Company were to be found liable for the claims, the Company's insurance coverage does not cover the stated claim). The Company estimates that the very small quantity of effluents discharged by the company during the relevant years (less than 0.01% of total effluents discharged by the other defendants); the Company estimates that the effluents discharged by the company cannot cause the damages allegedly caused and the period during which effluents were discharged by the company compared with the other defendants. In addition, the discharge of effluents to the River was permitted by the authorities. Commencing in 2000, the company discontinued discharge of all effluents to the Kishon River.

38.2. In September 2001, Pikanti Meat Industries (1982) Ltd. and Hevrat Nitsolat Hacartel Ltd. (hereafter: the "Plaintiffs"), lodged a claim for damages against Osem Food Industries Ltd. of the Nestle group and 16 other leading companies in the Israeli food industry (including Frutarom Trade & Marketing (1990), a wholly owned subsidiary of the Company) that the Company's management, based on the opinion of its legal advisors, believes is frivolous and lacks a factual basis. The plaintiffs claim that the defendants have created a cartel to destroy the activity of the plaintiffs; they also claim that at a certain date the defendants ceased to supply them goods. The total amount claimed was US$ 116 million; the amounts claimed from each defendant were not specified. Since the plaintiffs did not pay the court fees, in 2003, the claim was cancelled.

In January 2004, the plaintiffs filed a new claim for a total of US$ 232 million with a similar cause of action against Frutarom Trade & Marketing (1990) Ltd. and 28 other companies. The plaintiffs also filed an application for remission from payment of court fees. This application has also been dismissed by the register of the Haifa District Court and recently an appeal for this dismissal was dismissed. The Company's management, based on its legal counsel's opinion, believes that the claim is a vexatious and frivolous claim, has no factual basis, and that the facts included therein concerning Frutarom Trade & Marketing (1990) Ltd. are, in themselves, erroneous and that in any case, the chances that the application will be allowed and that the claimants will prevail in the claim are remote.

38.3. For further information on the claims in which the Company is involved refer to note 10b2 to the financial reports attached to this report.

38.4. Excluding the above, the Company is not involved in any significant litigation in which the amount claimed (without interest and expenses) exceeds 10% of the current assets based on the consolidated financial reports.

39. Key Strengths and Strategy

Key Strengths

Frutarom believes that it has a number of key strengths that enable it to compete effectively and achieve above-average industry growth and continued margin expansion:

39.1. Established global flavors and fine ingredients company with a differentiated, value-added product portfolio

Frutarom is an established global company with a strong local presence in its key target markets. Frutarom's broad product portfolio comprises over 14,000 products, focusing on flavors and natural fine ingredients, including natural extracts, specialty essential oils and citrus products. The majority of the Company's sales are now derived from its extensive natural products offering. Frutarom markets and sells its products to over 3,500 customers in more than 100 countries, operating production facilities in Europe, North America, Israel and Asia. Frutarom has 21 research and development laboratories in 12 countries. Frutarom sells and markets its products principally through its 40 sales and marketing offices.

39.2. Strong focus on delivering superior service and comprehensive offering to both large multinational and mid-sized and local customers

Frutarom differentiates itself from its major competitors by focusing not only on the large multinational customer base, but also on mid-sized and local customers. Frutarom offers the same level of high-quality service and product specialization to mid-sized and local food and beverage producers as is normally reserved only for large multinational companies. Frutarom's sales and marketing team and research and development laboratories work closely with both types of customers to offer them timely and responsive personalized development services, including custom flavors and specialty fine ingredients tailored to their specific needs. In addition, Frutarom offers mid-sized and local food and beverage producers a high degree of flexibility with respect to minimum order requirements and lead times. Management believes that the mid-sized and local customer segment represents a large and attractive growth market, and that this focus enables Frutarom to achieve broader product sales and deeper market penetration.

39.3. Well positioned in developed countries

Frutarom believes it has a well-established position and recognized brand name in developed countries, with research and development and manufacturing facilities, as well as a large, dedicated and experienced sales team. In addition, Frutarom's recent acquisitions have strengthened its presence in selected European markets, enlarging its customer base and geographic reach and providing Frutarom with significant cross-selling opportunities.

39.4. Strong presence in, and focus on, more rapidly growing emerging markets

Frutarom has a strong presence in emerging markets in which demand for flavors and fine ingredients is forecasted to grow more rapidly than developed markets. The Company has an established presence in Russia, Ukraine, Kazakhstan, Romania, Belarus, Turkey, China, India, Brazil and Mexico. Frutarom is continuously strengthening its position in emerging markets, by building local sales and marketing and research and development capabilities, providing it with knowledge and understanding of local consumer tastes and customer requirements. Frutarom also offers technical and marketing advice to emerging food and beverage producers in these markets, helping them improve their product offerings and operations, which in turn strengthens its relationships with existing and potential customers.

39.5. Focus on functional food ingredients

Changes in consumer preferences together with an ageing population have led to rapidly growing demand for functional foods which have, or are perceived to have, health and well-being benefits. Frutarom's functional food ingredient product offering and research and development competencies have been significantly enhanced by its acquisition of Flachsmann. The market for functional foods is a relatively new, evolving and innovative market requiring close collaboration between functional food ingredients manufacturers and food and beverage producers. Frutarom believes its relationship with, and understanding of, food and beverage producers provide it with a competitive advantage. Frutarom is also able to provide a scientific basis for the health benefits of its functional food ingredients, such as clinical studies, that are often required by food and beverage producers. Furthermore, Frutarom's functional food ingredients production meets strict health and safety standards, such as the Swiss GMP and British BRC standards.

39.6. Strong technological base and innovation

Frutarom believes that one of its core strengths is its emphasis on technology and innovation. Frutarom has consistently invested in its research and development capabilities and in acquiring new technologies. Frutarom has established 21 research and development laboratories throughout the world in close proximity to its customers and developed new tailor-made products in close collaboration with them, further strengthening its customer relationships. In addition, Frutarom has proprietary botanical extraction capabilities which have been bolstered through the Flachsmann acquisition. Frutarom also cooperates with universities and research institutions internationally in the development of new innovative products. As a result, Frutarom believes it is a leader in the development of unique, natural ingredients for flavors, functional foods and pharma/nutraceutical applications.

39.7. **Track record of margin expansion and increased profitability**

Frutarom has expanded its operating margins from 8.5% in 2001 to 13.8% in 2005. This margin expansion has largely resulted from the following factors: (i) improving product mix between the Flavors and Fine Ingredients Divisions, as the proportion of Frutarom's total product mix represented by flavor products, which typically have higher margins than fine ingredients products, has progressively increased, reaching 64.2% of sales in 2005 compared with 38.7% in 2001; (ii) continuing focus on developing new higher margin, specialty, value-added fine ingredients products by the fine ingredient division; and (iii) increased efficiencies and synergies, as the Company's sales have increased at a higher rate than its associated costs and expenses.

39.8. Proven track record of acquisition led profitable growth

Frutarom has a proven track record of identifying, executing and integrating acquisitions. Since 1990, Frutarom has acquired 13 businesses (including Nesse), most recently the CPL business in 2001, Flachsmann in 2003 and the IFS business in 2004 (refer to sections 1.12 through 1.14 in this report), the flavors extracts business of A.M. Todd Botanical Therapeutics in June 2005 and the acquisition of 70% of the share equity of Nesse in January 2006 (refer to sections 1.13-1.16 in this report). These acquisitions have significantly strengthened Frutarom's geographic reach, mainly in Western and Eastern Europe, and enabled it to enter new markets. These acquisitions have also significantly increased the Company's product portfolio in both sweet and savory solutions and its large multinational and mid-sized and local customer bases, creating significant new cross-selling opportunities of newly-acquired products to its existing customers and vice versa. In addition, the technological know-how and management expertise acquired through these acquisitions have enhanced the Company's strengths in product innovation and operational efficiencies.

39.9. Experienced management team

The Company has a highly qualified global senior management team with over 20 years of experience in the flavors and ingredients business, including in research and development, operations, sales and marketing, and the acquisition and integration of new businesses.

Strategy

Frutarom's strategic objective is to increase shareholder value over time by becoming one of the leading global flavor and fine ingredients manufacturers and achieving above-average industry growth and profitability. The key elements of Frutarom's strategy are as follows:

39.10. Focus on two core businesses and leveraging synergies between them

The Company intends to continue focusing on its two core businesses, flavors and fine ingredients, and leveraging the synergies between them. Since fine ingredients are the key components used in the production of flavors, the Company's expertise in natural fine ingredients enables it to produce high quality, tailor-made specialty flavors. Similarly, the Company's fine ingredients business benefits from the expertise of its flavors business, allowing it to better understand the needs of its customers including third party flavor manufacturers. In addition, as certain of the Company's fine ingredients are sold directly to food and beverage producers, the Company's strategy is to use a single sales person to sell both flavor and fine ingredients products to such customers, thereby achieving operational efficiencies.

The savory field is another area that is expanding quickly due to the growing demand for convenience foods. Following the Nesse acquisition, Frutarom believes that it has a comprehensive solutions product range to offer manufacturers of snacks, meat and fish processors, which will also support continued growth.

39.11. Continue to focus on superior customer service and product development for both large multinational and mid sized and local customers

Frutarom intends to enhance its customer service and expand its product portfolio for both large multinational as well as mid sized and local customers. In the large multinational food and beverage customer segment, Frutarom will seek to improve its niche, specialized product offering and increase its offering of comprehensive natural solutions. In the mid sized and local customer segment, Frutarom intends to continue to offer this customer segment the same level of service and customized product development as normally reserved for large multinational companies, as well as the short lead times and manufacturing flexibility they require.

39.12. Expand market position in developed markets

Frutarom believes there are additional opportunities to expand in Western Europe, principally by leveraging cross-selling opportunities resulting from its recent acquisitions. In addition, the Company is focusing on potential expansion in the United States through internal growth and acquisitions.

39.13. Continue penetrating and strengthening Frutarom's market position in more rapidly growing emerging markets

Frutarom believes that there are significant growth opportunities in certain fast growing emerging markets with growing demand for flavors and fine ingredients products. Frutarom intends to strengthen its position in and further penetrate the emerging markets where it already operates, including the CIS, Eastern Europe, Turkey, Brazil, Mexico, China, India and other countries in Asia, as well as to expand into other developing countries to take advantage of growth opportunities in these markets. Frutarom believes that a strong local presence in these emerging markets will provide it with a significant competitive advantage as these markets continue to expand and develop. Frutarom therefore intends to allocate additional resources to establishing new production sites and research and development laboratories, hiring new sales and marketing personnel and expanding its technical and marketing advice to emerging food and beverage producers in select emerging markets. Frutarom believes that the Nesse acquisition will assist it considerably in strengthening the Company's penetration of countries in which it is active and in entering new markets.

39.14. Achieve leadership position in the growing market for natural and healthy products

Frutarom believes it is well positioned to take advantage of the growing trend for food and beverage manufacturers to utilize more natural and healthy ingredients in their products. Frutarom intends to achieve a leading position in this market by leveraging its existing expertise in natural flavor extracts, functional food ingredients and natural pharma/nutraceutical extracts, as well as allocating more of its research and development and sales and marketing resources to the development and marketing of healthy and natural products. Frutarom intends to continue building on the reputation and strength of its Flachsmann branded pharma-grade botanical extracts, which are produced in its Swiss facilities having Swiss GMP certification.

39.15. Provide comprehensive natural solutions to the food and beverage industry

Frutarom offers comprehensive, integrated solutions, combining natural flavors and functional food ingredients within its food systems product offering. With the recent acquisition of the IFS Business, the Company has significantly bolstered its food systems capabilities, which, when combined with its existing expertise in the fields of natural flavor extracts, functional food ingredients and natural flavors, enable it to offer these solutions to food and beverage producers. Frutarom will take advantage of its newly expanded food systems capabilities and seek new ways of bundling its products into a single tailor made offering which better meets its customers' needs.

39.16. Expand investments in research and development

Frutarom believes that technology and innovation are key to its success. Therefore, the Company intends to continue to invest in research and development both in the Flavors and Fine Ingredients Divisions.

39.17. Continue to enhance profitability

Frutarom intends to further expand its margins by: (i) continuing to improve its product mix by increasing the proportion of sales derived from flavor products and continuing to develop and market higher margin specialty value-added fine ingredients products by the Fine Ingredients Division; (ii) continuing to focus on operational efficiencies, including maximization of facilities utilization and inventory management; (iii) continuing to exploit synergies within and between the divisions; and (iv) taking advantage of scale by leveraging fixed costs over a larger product and customer base.

39.18. Continue rapid growth through strategic acquisitions

Acquisitions have also contributed to Frutarom' rapid growth and Frutarom will continue to evaluate acquisition opportunities that meet its strict investment criteria and enhance shareholder value as part of its ongoing growth strategy. Frutarom will seek acquisition opportunities that expand its portfolio of products, targeted geographic reach and customer base, and which provide Frutarom with further product bundling and cross-selling opportunities. In addition, Frutarom will work to further integrate its recent acquisitions with its own operations in order to optimize cross selling opportunities and to realize additional synergies and cost savings. For example, Frutarom intends to use the recently acquired IFS Business as a platform for expanding its food systems business into additional countries such as Italy and Spain and certain emerging markets. In addition, Frutarom will invest in research and development of innovative and added value food systems products, and intends to leverage the diverse product portfolio of the IFS Business to increase the Company's product offering in the bakery and convenience food segments.

40. Breakdown Of Sales by Geographic Regions

40.1. Frutarom manufacturers, markets and sells its products throughout the world. The following table set forth the Company's sales in the last three years broken down by geographic regions.

Country	2005	2004	2003
Israel	30,983	27, 269	24,897
North America	30,285	30,337	28,896
Europe	143,259	102,247	53, 626
Asia and Far East	24,784	24,408	23,133
Others	14,492	12,519	8,764
Total	**243,803**	**196,780**	**139,316**

40.2. For further information on the geographic regions refer to section 5 in the financial reports attached to this report.

41. Risk Factors

41.1. Below are the main risk factors:

Risks Related to the Macro Economy Environment

- **The Company's operations in emerging markets may be adversely affected by political, economic and legal developments in these countries.**

  The Company operates in a number of countries outside of Western Europe and the United States, such as Russia, Turkey, Kazakhstan, Ukraine and China, and therefore is generally susceptible to the political, economic and legal systems and conditions in these countries which are generally less predictable than in countries with more developed institutional structures. The Company's facilities in these countries could be subject to disruption as a result of economic or political instability or the expropriation or nationalization of its assets situated there. The more significant risks of operating in emerging market countries arise from the establishment or enforcement of foreign exchange restrictions, which could effectively prevent Frutarom from receiving profits from, or selling its interests in, companies located in these countries. While none of the countries in which Frutarom's subsidiaries are located currently has foreign exchange controls that affect it significantly, many of these countries have had such controls in the recent past and the Company cannot give any assurances that they will not reinstitute such controls in the future.

- **Currency fluctuations may affect the accurate interpretation of financial statements and trends are unpredictable.**

The Company reports its financial results in US dollars. Frutarom has sales, expenses, assets and liabilities denominated in currencies other than the U.S. dollar (in particular, Euro, Swiss francs, British pounds and NIS) due to its global operations. Fluctuations in the exchange rates of these foreign currencies could have an impact on the Company's results of operations. Although the Company generally tries to match its sales and costs, as well as monetary assets and liabilities, in the same foreign currencies, there can be no assurance that such activities will be adequate to counter the effects of changes in foreign exchange rates on Frutarom's results of operations.

In addition, even where revenues and expenses are matched, the Company must translate the results of operations, assets and liabilities of its subsidiaries with a functional currency other than the US dollar into US dollars in its consolidated financial statements. To do so, the Company translates balance sheet items into US dollars using fiscal year end exchange rates as well as income statement and cash flow items by using average exchange rates during the relevant period. Consequently, increases and decreases in the value of the US dollar versus other currencies could affect the Company's reported results of operations and the value of its assets and liabilities in its consolidated balance sheet, even if its results of operations or the value of those assets and liabilities has not changed in their original currency. These translations could significantly affect the comparability of the Company's results between financial periods and/or result in significant changes to the carrying value of its assets, liabilities and shareholders' equity.

The Company currently does not hedge its currency exposure through financial instruments. Although the Company actively manages its foreign currency denominated assets and liabilities in an effort to reduce its exposure to fluctuations in the exchange rate between the US dollar and other currencies, there can be no assurance that fluctuations in foreign exchange rates will not have a material adverse effect on the Company's results of operations or financial condition.

- **The Company may suffer economic harm as a result of increases in interest rates**

  The Company's indebtedness bears interest at variable rates and therefore it is at risk of increasing interest rates. These rates are not generally subject to any caps. If interest rates increase, the Company may not be able to refinance its credit agreements, or any other indebtedness, on attractive terms. Increases in interest rates will impact the company's cash flow.

<u>**Risks Related to the Industry**</u>

- **Frutarom faces competition in the markets in which it operates, which could have a material adverse effect on its business and ability to maintain and grow its market position.**

  The Company faces increased competition from large multinational and mid-sized companies as well as smaller regional companies in many of the markets in which it operates. Certain of the Company's competitors have greater financial and technological resources, larger sales and marketing organizations and greater name recognition than the Company, and may therefore be better able to adapt to changes and trends in the industry.

  The global market for flavors is characterized by close, collaborative relationships between flavor manufacturers and their customers, particularly in the large multinational customer segment. Further, large multinational customers, and increasingly, mid-sized customers, limit the number of their suppliers, placing those that remain on "core lists". To compete successfully in this environment, the Company must make greater investments in customer relationships and tailored product research and development in order to anticipate customers' needs and to provide effective service. A failure by the Company to maintain positive relations with its existing customers, establish good relations with new customers, or secure inclusion on certain of the core lists, could have a material adverse effect on the Company's business, results of operations or financial condition.

  As compared to the market for flavor compounds, the market for fine ingredients is more price sensitive and is characterized by comparatively lower margins. Further, many of the fine ingredients products manufactured by the

Company are less specialized and more interchangeable with those of its competitors. In particular, overcapacity in the global production of certain types of fine ingredients may have a negative impact on Frutarom's sales and profitability. Although Frutarom has pursued a strategy of focusing on those fine ingredients products exhibiting higher margins and specialization, as well as on lowering costs of production, there can be no guarantee that operating margins for its fine ingredients products will not decrease in the future, which could in turn have a material adverse effect on the Company's business, results of operations or financial condition.

- **Changes in regulations could have a material adverse effect on the Company and its ability to market and sell new products**

  The Company is subject to a variety of health, safety and environmental rules at national, state and local levels in the various jurisdictions in which it operates. Generally, there is a trend towards increased regulation in the industry in which the Company operates. This has generally been a result of increased public sensitivity toward the composition and use of flavor products. For example, the market for nutraceuticals and functional foods is currently subject to increased regulation, particularly in the United States. Nutraceuticals are dietary food supplements which provide, or are perceived as providing, certain medical or health benefits. Functional foods are foods with certain ingredients added which provide, or are perceived as providing, health and well-being benefits, such as juices or yogurts with health additives. As a result of their medicinal qualities and claimed health benefits, nutraceuticals and functional food products are being increasingly viewed by regulators as having similar characteristics to pharmaceutical products, which has led to a general public debate in many jurisdictions, and in particular in the United States, as to whether nutraceuticals and functional food products should be subject to a more stringent regulatory framework similar to that governing the market for pharmaceutical products. Management has identified nutraceuticals and functional food ingredients as an important market for the future growth of the Company. The implementation of new governmental regulations governing nutraceuticals and functional foods could result in substantially greater ongoing compliance costs, which, in turn, could have a material adverse effect on the Company's business, results of operations or financial condition.

In addition, necessary regulatory approvals may not be obtained in a timely manner, if at all, for the Company's products currently under development, if and when fully developed and tested. Delays in any part of the process or an inability to obtain regulatory approval for products could restrict the Company's ability to introduce new products, which, in turn, could have a material adverse effect on the Company's business, results of operations, financial condition or potential for growth.

- **The costs of compliance with environmental, health and safety laws and regulations may adversely affect the Company's business, results of operations or financial condition**

Companies in the flavor and fine ingredients industry such as Frutarom use, manufacture, sell and distribute a number of environmentally hazardous materials, and therefore are subject to extensive regulation regarding the storage, handling, manufacture, transportation, use and disposal of their products, ingredients and byproducts. In particular, the Company's production and research and development activities in the United Kingdom, Switzerland, Germany, the United States, Israel, China and other countries are subject to environmental standards relating to air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices and clean-up of existing environmental contamination. Any increase in the stringency of applicable environmental regulations could have a material adverse effect on the Company's business, results of operations or financial condition.

In addition to ongoing environmental compliance costs, the Company might, from time to time, be required to incur extraordinary expenditures to meet applicable environmental standards and may be liable for costs associated with any remedial actions that are required in locations in which the Company's facilities are located. As the Company cannot predict environmental matters with certainty, the amounts the Company has budgeted or will budget in the future for environmental improvement projects and any reserves it may establish for environmental clean-up liabilities may not be adequate. Both the ongoing costs of environmental compliance and non recurring expenditures may have a material adverse effect on the Company's business, results of operations or financial condition.

The Company is also required to maintain and hold various environmental permits for operations at its facilities and is required to conduct its operations in accordance with conditions specified in these permits. Plant expansions are also subject to the securing of new or additional permits which may in some circumstances be difficult to obtain. All such permits may be revoked or modified by the relevant regulator acting unilaterally, and certain permits are time-limited and require periodic renewal. Any such revocation, modification or failure to renew could have a material adverse effect on the Company's business, results of operations or financial condition.

- **The Company is dependent on third party suppliers for the raw materials it requires for its production**

  The Company is dependent on the supply of raw materials from third parties. Although the Company purchases raw materials from a very wide range of suppliers, with no single supplier representing more than 5% of its total raw material purchases, and although most raw materials purchased by the Company have more than one supplier and are for the most part widely available, there can be no guarantee that this will continue to be the case.

  Further, the price, quality and availability of many of the principal raw materials used by Frutarom, and in particular the natural ingredients, are subject to fluctuations as a result of international supply and demand. Certain natural raw materials used by the Company are crop related, and the price, quality and availability of their supply could be adversely affected by, among other things, unfavorable weather conditions. There can be no guarantee that Frutarom will be able to increase the prices of its products to compensate for raw material price fluctuations, which in turn could have a material adverse impact on its business, results of operations or financial condition.

- **The Company may be subject to significant civil and criminal liabilities in connection with any failure to comply with the environmental, health and safety laws and regulations applicable to the Company as well as for the release of hazardous substances or for environmental contamination at its facilities.**

  As a result of environmental, health and safety laws and regulations, the Company may be subject to significant civil and criminal liabilities for environmental pollution and contamination as well as for non-compliance with applicable laws, regulations and standards applicable to the potentially hazardous substances it uses and produces globally. Environmental and health and safety laws may provide for criminal sanctions (including substantial fines) for violations. Some environmental laws also provide for strict liability for releases of hazardous substances, which could result in the Company being liable for remedying environmental damage without regard to its negligence or fault. Other environmental laws impose joint and several liability for the clean-up of pollution and contamination and could therefore expose the Company to liability arising out of the conduct of others. A number of claims and third party notices have been filed against the Company for bodily injury, economic/property damages and for breach of environmental laws, which the plaintiffs allege resulted from the pollution of the Kishon River located in Haifa, Israel. No assurance can be given as to the outcome of these claims or, if decided adversely to the Company, the scope of responsibility assigned by the court to the Company. See "Business—Litigation." In addition, some environmental, health and safety laws may operate retroactively, imposing liability for past operations even though those operations may have been carried out in compliance with all applicable laws at the relevant time. Any civil or criminal liability under these laws may adversely affect the Company's business, results of operations or financial condition.

Additionally, the Company may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. The laws in the principal countries in which the Company operates allow for legal proceedings to be taken against it if its production facilities are alleged to have caused environmental contamination or personal injury. These proceedings may be taken both by individuals and non-governmental organizations.

Risks Unique to the Company's Business

- **Frutarom's growth strategy relies significantly on its ability to identify, acquire and integrate suitable businesses in the future.**

A key element of Frutarom's strategy is growth through organic expansion of its core activities and through acquisitions of flavor and fine ingredients manufacturers. In line with this growth strategy, the Company has recently undertaken several strategic acquisitions, including its purchase of 70% of Nesse's share equity in January 2006, the IFS Business in the second half of 2004, Flachsmann in June 2003 and the flavors division and the fine ingredients division of CPL Aromas Ltd. located in the United Kingdom (the "CPL business") in February 2001. However, there can be no assurance that the Company will be able to continue to identify suitable acquisitions, acquire businesses on satisfactory terms or obtain the financing necessary to complete and support such acquisitions. Any failure to identify and execute future acquisitions successfully could adversely impact the Company's growth strategy.

Integrating acquired businesses involves a number of risks, including possible adverse effects on the Company's operating results, loss of customers, diversion of management's attention, failure to retain key personnel, risks associated with unanticipated events or liabilities or difficulties in the integration of the operations, technologies, systems, services and products of the acquired businesses. In addition, the Company may be unable to achieve the anticipated synergies (including cost savings) from such acquisitions. Any failure to successfully integrate past or future acquisitions (including the IFS business) could have a material adverse effect on the Company's business, results of operations or financial condition.

- **The Company may not be able to successfully adapt to its rapid growth in recent years**

  The rapid and substantial growth in both operations and geographical coverage envisaged by the Company's current strategy will need to be managed effectively to ensure that the expected financial benefits through synergies and economies of scale are realized. A failure to adapt effectively to the rapid growth, including strains on management and logistics, could result in losses or acquisition costs that are not recovered as quickly as anticipated, if at all. Such problems could have a material adverse effect on the Company's business, results of operations or financial condition.

- **Frutarom may be required to pay substantial damages as a result of product liability claims for which insurance coverage is not available.**

  The Company's business exposes it to a risk of product liability, particularly as it is involved in the supply of flavors and fine ingredients to the food and beverage, flavor and fragrance, functional food, pharma/nutraceutical and personal care industries, which ingredients may be harmful to both humans and the environment. If a large product liability claim were successfully brought against the Company, its insurance protection might not be adequate or sufficient to cover such a claim in terms of paying any awards or settlements or paying for the Company's defense costs or both. If a litigant were successful in a lawsuit against the Company, a lack of or inadequate insurance coverage could result in a material adverse effect on the Company's business, results of operations or financial condition. If product liability claims were brought against the Company, it would most likely damage the Company's reputation as well as requiring the Company to divert significant time and effort of its management, which could adversely affect the Company's business regardless of the outcome of the claim.

- **The Company's success depends on its ability to attract new and retain currently employed executives and skilled personnel.**

  The Company's continued success depends on its ability to attract and retain trained flavorists, laboratory technicians and other skilled personnel. The Company operates in a highly specialized marketplace where subtlety of flavor and quality of product are crucial and skilled personnel are critical to ensuring the delivery of a high quality end product. If a number of such employees were to leave permanently or on a temporary basis, the Company may have difficulty employing replacement personnel with the same experience and skill, in which case its research and development capabilities could suffer. Further, Frutarom's continued success depends to a large extent on its senior management team. The loss of the services of certain members of its senior management or other key employees could have a negative impact on Frutarom's results and its ability to implement its strategy. A failure to attract or retain trained flavorists, laboratory technicians and other skilled personnel or members of senior management could have a material adverse effect on the Company's business, results of operations or financial condition.

- **Significant confidential intellectual property is a vital element of the Company's business and it may be difficult to protect.**

  The Company's business depends on intellectual property, which consists of formulae used to create its flavors. The

Company's formulae are not patented but constitute highly confidential proprietary business information, available to very few people even within the Company itself. Although the Company does not believe that it depends materially on any single proprietary formula, license or other intellectual property right, the loss of confidentiality with respect to proprietary formulae or loss of access to them and/or the future expiration of intellectual property rights or legal challenges to those rights could have an adverse impact on the Company's business, results of operations or financial condition.

The Company also relies, in part, on confidentiality and non competition agreements with employees, manufacturers and third parties from which it has purchased product formulae to protect its intellectual property. It is possible that these agreements will be breached and the Company may not have adequate remedies for any such breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Furthermore, the Company's trade secrets and proprietary technology may otherwise become known or be independently developed by its competitors in which case the Company may not be able to enjoy exclusivity with respect to certain of its formulae or maintain the confidentiality of information relating to its products.

- **The Company may not have the right to use the "Frutarom" trademark in all of the jurisdictions in which it currently operates or where it may seek to expand its operations in the future.**

The Company has not registered the "Frutarom" trademark in all of the jurisdictions in which it currently operates. In certain such jurisdictions, the "Frutarom" trademark, or a trademark substantially similar to "Frutarom," has already been registered by third parties. For example, the "Frutarom" trademark has been registered by a German company throughout the European Community, in Germany and certain other European jurisdictions, in relation to classes of goods which are the same as or similar to those of Frutarom. There is therefore a risk that the Company could face claims for compensation for past use, and injunctions preventing future use of the name Frutarom. Accordingly, there can be no guarantee that the Company will have the right to use the "Frutarom" trademark in all the jurisdictions in which it operates or where it may seek to operate in the future.

Below please find table that summarize the risk factors and their level of impact on the Company:

Risk Factor	Risk factor's level of impact on the Company		
	High	Medium	Low
Risks Related to the Macro Economic Environment			
Stability in emerging markets		✓	
Currency fluctuations			✓
Increases in interest rates			✓
Risks Related to the Industry			
Competition in the different markets			✓
Changes in environmental, health and safety laws and regulations			✓
Meeting regulations and standards		✓	
Dependency on suppliers			✓
Exposures to civil and criminal liabilities		✓	
Risks Unique to the Company's Business			
Identify future acquisitions		✓	
Adaptation to the rapid growth		✓	
Liabilities claims without insurance coverage		✓	
Attract and retain key employees			✓
Protection of the intellectual property			✓
Use of "Frutarom" trademark			✓



SECTION B -
DIRECTORS REPORT

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.
DIRECTORS REPORT TO THE SHAREHOLDERS
FOR THE PERIOD ENDING DECEMBER 31, 2005[1]

General

Frutarom Industries Ltd. ("Frutarom" or "the Company") is a global company established in 1933 that became a public company in 1996. Frutarom develops, produces and markets flavors and fine ingredients used to produce food, beverages, flavors and fragrances, pharma/nutraceutical, personal care and other products. Frutarom produces, markets and sells over 14,000 products to more than 3,500 customers in more than 100 countries and operates production facilities in Europe, North America, Israel and Asia.

In recent years Frutarom has implemented a strategy for achieving rapid, above-industry average growth, through both internal growth and strategic acquisitions. Frutarom focuses on large multinational companies as well as mid size and local companies, offering each customer the same superior service, tailored to the customer's unique needs. Frutarom concentrates on developed markets such as Western Europe and the United States, as well as emerging markets such as CIS, Eastern Europe and Asia, which are growing faster than the average global rate. Frutarom offers its customers a wide range of products comprising mostly natural products and innovative, value-added specialty products, such as natural functional food ingredients, and continues to invest in the Company's research and development activities.

The Company's activity is divided into two main divisions: the Flavors Division and the Fine Ingredients Division:

- Frutarom's Flavors Division develops, produces, markets and sells flavors and food systems used mainly by manufacturers of food, beverages and other consumer products. Frutarom develops for its customers thousands of different flavors, most of which are tailor made for a specific customer, and continuously develops new flavors in order to meet changing consumer preferences and future customer needs. The Flavors Division is the most profitable of Frutarom's Divisions and has experienced accelerated growth in recent years. The Division's sales increased from US$ 39.2 million in 2001 to US$ 156.6 million in 2005. The growth was achieved by focusing on both developed and emerging markets by providing superior service to both multinational and mid sized, local customers, and the strategic acquisitions that were executed in recent years.

- Frutarom's Fine Ingredients Division develops, produces, markets and sells natural flavor extracts, natural functional food ingredients, natural pharma/nutraceutical extracts, specialty essential oils, citrus products, aroma chemicals, and natural gums and stabilizers. The products of the Fine Ingredients Division are sold principally to the food and beverage, flavor and fragrance, pharma/nutraceutical and personal care industries. The Fine Ingredients Division has experienced

[1] Prepared in accordance with the consolidated financial reports of Frutarom Industries Ltd., which were prepared in accordance with the IFRS as required by UKLA.

significant growth in recent years, with sales increasing from US$ 57.6 million in 2001 to US$ 84.6 million in 2005. The growth in the Fine Ingredients Division's sales is principally the result of focusing on the development of new, innovative added value products; the large natural product portfolio that represents approximately 70% of the Division's sales; and the Division's focus on multinational and on mid sized customers, and the strategic acquisition which are major part of Frutarom growth strategy .

In addition to its flavors and fine ingredients activities, Frutarom imports and markets various raw materials manufactured by third parties to its customers in Israel. This activity is not considered a core activity by the Company's management.

2005 was a good year for Frutarom. The Company continued its trend of growth in sales, profitability and profits for the sixth consecutive year. Frutarom continued establishing its position as one of the leading flavors and fine ingredients producers in the world. The activity of Emil Flachsmann AG ("Flachsmann"), which was acquired in 2003, and the activity of the European Food Systems acquired from International Flavors & Fragrances Inc. ("IFF") during the second half of 2004 were successfully integrated with Frutarom's existing activity. These acquisitions strengthen Frutarom's position, considerably expanding its multinational food, beverage and pharmaceutical customer base; geographic reach throughout the world (including entry to new countries where Frutarom had a negligible or no presence); and product portfolio (including new products that combine flavors, natural functional food ingredients and food systems). The acquisitions provide Frutarom with new possibilities and opportunities for cross-selling between the new products and customers added following the acquisitions and Frutarom's existing products and customers.

In June 2005, the Company signed an agreement to acquire the flavoring extracts business of the American company, A.M. Todd Botanical Therapeutics ("Todd"). Acquiring Todd's flavors extracts business strengthened Frutarom's flavors extracts business mainly in the American market. Immediately after the acquisition, the acquired activity was merged into Frutarom's existing activity at the Company's site in New Jersey, USA.

After the date of the balance sheet, on January 17, 2006, Frutarom signed an agreement to acquire 70% of the issued and paid share equity of GewurzMuhle Nesse GmbH and GewurzMuhle Nesse Gebr. Krause GmbH (together, referred to as "Nesse"). Nesse has been active since 1880 and today is an international group achieving high internal growth and employing about 120 people. Nesse develops, produces, markets and sells innovative, unique savory solutions that include savory flavors and specialty functional ingredients. This strategic acquisition is an additional milestone in implementing Frutarom's strategy for rapid growth. The acquisition strengthen the technological capabilities and product range that Frutarom offers its customers in the savory field, and contribute to strengthening and positioning Frutarom in both West and East Europe as a leading flavors supplier and allow for cross selling opportunities. The details of this acquisition appear in the section entitled, Events Following the Balance Sheet Date.

During February 2005 Frutarom raised capital by way of issuing ordinary shares and registering Global Depositary Receipts on the London Stock Exchange Official List. The net consideration for the offering received by the Company (net of underwriting commission and other expenses related to the offer, in the amount of US$ 5.1 million), totaled US$ 75.8 million. This offering added leading institutional investors throughout the world to Frutarom's shareholders, improved Frutarom's equity structure, supported Frutarom's position as a global company and gave Frutarom the means required to continue executing strategic acquisitions as part of implementing its rapid growth strategy. The Company reports its financial results to the London Stock Exchange according to International Financial Reporting Standards ("IFRS").

Frutarom's sales for 2005 totaled US$ 243.8 million, growing 23.9% compared with 2004, when sales reached US$ 196.8 million. Gross profit for 2005 rose 27.2% to reach US$ 94.5 million compared with US$ 74.3 million in 2004. Gross margin rose from 37.8% to 38.8%. Operating profit rose 53.3% to US$ 33.7 million compared with US$ 22.0 million in 2004. Operating margin rose to 13.8% compared with 11.2% in 2004. Net profit grew significantly by 70.4%, reaching US$ 26.8 million compared with US$ 15.8 million in 2004. Net margin was 11.0% of sales compared with 8.0% in 2004. Profit per share rose by 44% during 2005 and reached US$ 0.49 compared with US$ 0.34 during 2004 (despite the growth in the Company's issued share capital as a result of the capital raising and registration on the London Stock Exchange Main List in February 2005).

The cash flow from current activities achieved by the Company in 2005 was US$ 32.5 million compared with US$ 17.3 million in 2004. In addition, during the year the Company realized non operational assets (a plant in Canada and assets in Hungary acquired in 2003 as part of the Flachsmann acquisition) for approximately US$ 6 million. Additionally, in accordance with the adjustment mechanisms included in the acquisition agreement for IFF's Food Systems, receipts in the amount of US$ 4.6 million were received for the adjustment.

Frutarom's equity totaled US$ 177.8 million as at December 31, 2005, which is 76% of the balance sheet, compared with US$ 78.7 million as at December 31, 2004, which is 36.8% of the balance sheet.

Frutarom's sales for the fourth quarter of 2005 totaled US$ 52.6 million, decreasing 7.6% compared with the fourth quarter of 2004 and about 1.6% compared with the fourth quarter of 2004 when currency influences are deducted. Sales were influenced by the relatively weak period experienced by processed food manufacturers, mainly in Western Europe, the weakening of European currencies against the US dollar, and significant decline in sales of ArtChem products. Gross profit for the quarter declined 3.3% to reach US$ 19.6 million compared with US$ 20.2 million in the same period last year. Despite the decline in sales, the improvement in operating and net profits and profitability continued. Operating profit increased 16.4% to US$ 5.0 million (including one time profit of US$ 1.5 million from the IFF acquisition adjustment mechanism) compared with US$ 4.3 million during the same quarter in 2004. Operating margin reached 9.5% compared with 7.5% during the same period in 2004. Net profit rose by 60.8% to reach US$ 4.9 million compared with US$ 3.0 million in the fourth quarter of 2004. Net margin reached 9.3% compared with 5.3% in the same quarter of last year. Profit per share rose during the fourth quarter of the year and reached US$ 0.09 compared with US$ 0.06 during the fourth quarter of 2004 (despite the growth in the Company's issued share capital as a result of the capital raising and registration on the London Stock Exchange Main List in February 2005). The cash flow from current activities achieved by Frutarom during the fourth quarter of 2005 rose by 220% totaled US$ 5.6 million compared with US$ 1.8 million in the fourth quarter of 2004.

The increase in net profit seen in recent years derives, among other reasons, from the rapid growth in both the Flavors Division and the Fine Ingredients Division, the *successful integration of activities acquired in recent years; the continued* improvement in product mix, mainly the proportion of Frutarom's total sales represented by the Flavors Division (the most profitable of Frutarom's activities), which has progressively increased (64.2% in 2005 compared with 56.4% in 2004, 48.8% in 2003 and 32.9% in 2000), also contributed to the improvement in net profit. The Fine Ingredients Division, which is focusing on developing and introducing new, innovative and value added products with a higher margin, also contributed to the improvement in Frutarom's product mix and net profit. Alongside the growth in activity in recent years, Frutarom has maintained a policy of closely controlling growth of expense levels, which has contributed to the continuous growth in profit and profitability.

Frutarom is focused on implementing its rapid growth strategy of recent years in order to strengthen its position as one of the leading flavor and fine ingredients companies.

Results of Activity in 2005

Following is a summary from the annual profit and loss report (US$ million):

	2005	2004	2003	Change (%) 2005 vs 2004
Sales	243.8	196.8	139.3	23.9%
Gross profit	94.5	74.3	49.9	27.2%
Selling, Marketing, R&D, Administration, General and Other expenses	60.8	52.3	37.3	16.2%
Operating profit	33.7	22.0	12.6	53.3
EBIDTA	42.8	31.1	17.5	37.8
Finance expenses	0.4	1.3	1.0	-69.1%
Profit before tax	33.3	20.7	11.6	61.3
Net profit	26.8	15.8	8.0	70.4

Sales

Frutarom's sales in 2005 totaled US$ 243.8 million, showing growth of 23.9% compared with 2004, when sales totaled US$ 196.8 million.

Sales Development in 2002 - 2005 (US$ million)


270
240
210
180
150
120
90
60
30
0
107.5
139.3
196.8
243.8
2002
2003
2004
2005

The following factors in particular influenced the growth in sales:

A. The merger of the Food Systems activity acquired from IFF in Switzerland, Germany, and France with the Frutarom Group's global activity.

B. Growth in the Fine Ingredients Division's sales, mainly due to the introduction of new products, expansion and development of the global sales infrastructure and the successful integration and utilization of the synergy existing between its research and development and production sites worldwide.

C. Utilization of the synergy and cross-selling possibilities among Frutarom's Divisions and between customers and products, both existing and those added as a result of the acquisitions made in recent years.

The growth in sales was to some extent offset by the following factors:

A. Relatively weak period in the processed food industry, mainly in Western Europe during the second half of 2005, together with the relatively cold and wet summer.

B. Weakening of the Western European currencies (in which most of Frutarom's sales are conducted) against the US dollar.

C. Significant erosion in selling prices of natural extracts and flavor compounds containing natural vanilla, due to the significant decline in the cost of raw materials required for their manufacture.

D. Significant decline in ArtChem sales due to very low usage of ArtChem products by the main customer. ArtChem produces raw materials in the field of peptides intended for the biotechnological pharmaceuticals industry, which is not a core activity of Frutarom.

Breakdown of Sales by Geographic Region

Most of the Company's sales are in Europe, North America, Israel, Asia and the Far East. In 2005, 58.8% of the Company's sales were in Europe, 12.4% in North America, 12.7% in Israel, and 10.2% in Asia and the Far East.

The following table sets forth the Company's sales in 2003, 2004 and 2005, broken down by geographic regions (US$ million):

	2005	2004	2003	Change (%) 2005 vs 2004
Europe	143.3	102.2	53.6	40.2%
North America	30.3	30.3	28.9	--
Israel	31.0	27.3	24.9	13.6%
Asia and Far East	24.8	24.4	23.1	1.6%
Other	14.5	12.5	8.8	16%
Total	243.8	196.8	139.3	23.8%

The significant growth in the Company's sales in Europe is the result of a combination of strategic acquisitions made by the Company in recent years (the acquisition of flavors and fine ingredients activity from CPL Aromas Ltd. in 2001, of Flachsmann in 2003 and of IFF's Food Systems activity in 2004) and internal growth in core activities. As part of its strategy, Frutarom intends to grow the degree of its sales in North America through a combination of internal growth and strategic acquisitions. The internal growth in Frutarom's core activities in North America that was achieved in 2005 was adversely impacted by the significant decline in sales of ArtChem, which are not a core business.

Due to the global growth in Frutarom's activity, Israel's relative portion of the sales decreased in spite of the growth in sales to this market. Frutarom's management estimates that the trend of decline in the Israeli market portion out of Frutarom's total sales will continue in the next few years, in view of the small size of the Israeli market and the expected growth in Frutarom's global activity.

Breakdown of Sales by Fields of Activity in 2000-2005 (in % and US$ million)

The following table set forth the Company's sales from 2000 through 2005, broken down by field of activity:

		2000*	2001	2002	2003	2004	2005
Flavors Division	Sales	26.5	39.1	45.3	68.2	110.9	156.6
	%	32.9%	38.7%	42.2%	49.0%	56.4%	64.2%
Fine Ingredients Division	Sales	49	57.5	57.7	67.0	81.7	84.6
	%	60.9%	56.9%	53.7%	48. 0%	41.5%	34.7%
Trade & Marketing	Sales	6.3	5.6	6.2	6.5	6.8	6.3
	%	7.8%	5.6%	5.7%	4.7%	3.5%	2.6%
Inter Division	Sales	-1.3	-1.2	-1.7	-2.3	-2.6	-3.7
	%	-1.6%	-1.2%	-1.6%	-1.7%	-1.3%	-1.5%
Total sales		80.5	101.0	107.5	139.3	196.8	243.8

* Figures for 2000 are based on Israeli GAAP

In recent years, the Flavors Division's sales (whose products typically generate higher margins than fine ingredients products) as a proportion of Frutarom's total sales has progressively increased, reaching 64.2% of total sales in 2005 compared with 32.9% in 2000. The relative increase in the proportion of the Flavors Division's sales out of Frutarom's total sales in 2005 results mainly from the addition of the activity acquired from IFF during the second half of 2004. The Company estimates that the Flavors Division's proportion will continue to grow during 2006. Alongside the growth in the Flavors Division, the relative proportion of the Fine Ingredients Division decreased in 2005 to 34.7% compared with 60.9% in 2000, in spite of the growth achieved in the Division's sales. The Trade & Marketing activity is not considered a core activity by Frutarom's management.

Gross Profit

Gross profit for 2005 grew 27.2% to reach US$ 94.5 million compared with US$ 74.3 million in 2004. Gross margin rose from 37.8% in 2004 to 38.8% in 2005. This increase is the result of the growth in sales, improvement to the product mix and the utilization process of the synergies and efficiencies in the Company.

Selling, Marketing, Research and Development, Administration and General Expenses

Selling, marketing, research and development, administration, general and other expenses totaled US$ 60.8 million (24.9% of sales) in 2005 compared with US$ 52.3 million (26.6% of sales) during 2004. The growth in expenses is mainly the result of the growth in Frutarom's activity.

Operating Profit

Operating profit continued in 2005 the growth trend of recent years, totaling US$ 33.7 million, showing growth of 53.3% compared with 2004. Parallel to the growth in operating profit, the growth trend in operating margin also continued, reaching 13.8% compared with 11.2% in 2004.

Finance Expenses

Finance expenses for 2005 totaled US$ 0.4 million (0.2% of sales) compared with US$ 1.3 million (0.7% of sales) in 2004. The decrease in financial expenses results from the decrease in the scope of the average debt in 2005 compared with 2004, which decreased significantly following loan repayments from the capital raised in February 2005.

Profit before Tax

Profit before tax grew 61.3% in 2005 to reach US$ 33.3 million (13.7% of sales) compared with US$ 20.7 million in 2004 (10.5% of sales).

Taxes on Income

Taxes on income in 2005 totaled US$ 6.5 million (19.4% of profit before tax) compared with US$ 4.9 million in 2004 (23.8% of profit before tax). The rate of taxes on income declined due to the relative growth in profit in countries where the tax rate is lower than Frutarom's average tax rate, the decrease in the effective tax rate in Israel, and equity income from the sale of non operational assets in Canada.

Net Profit

Net profit rose sharply in 2005 by 70.4% to reach US$ 26.8 million compared with US$ 15.8 million in 2004. Net margin also rose, reaching 11.0% compared with 8.0% in 2004.

Profit Development - 2002 - 2005 (US$ million)



Gross Profit
100
80
60
40
20
0
37.0
49.9
74.3
94.5
2002
2003
2004
2005
Operating Profit
35
30
25
20
15
10
5
0
10.2
12.6
22.0
33.7
2002
2003
2004
2005


Profit before Tax
35
30
25
20
15
10
5
0
8.7
11.6
20.7
33.3
2002
2003
2004
2005


Net Profit
30
25
20
15
10
5
0
5.9
8.0
15.8
26.8
2002
2003
2004
2005

Results of Activity during the Fourth Quarter of 2005

Following is a summary of the profit and loss report for the fourth quarter (US$ million):

	2005	2004	2003	Change (%) 2005 vs 2004
Sales	52.6	56.9	37.7	-7.6%
Gross profit	19.6	20.2	13.3	-3.3%
Selling, marketing, R&D Administration, General and Other expenses	14.6	15.9	12.0	-8.6%
Operating profit	5.0	4.3	1.2	16.4%
EBIDTA	7.1	6.7	2.5	6.5%
Financial expenses	--	0.6	0.3	--
Profit before tax	5.0	3.7	0.9	34%
Net profit	4.9	3.0	0.8	60.8%

Sales

Frutarom's sales in the fourth quarter of 2005 totaled US$ 52.6 million, showing a decline of 7.6% compared with the same quarter in 2004, when sales totaled US$ 56.9 million. When the influence of the strengthened dollar against the European currencies is deducted, the decline is about 1.6%.

Sales Development in the Fourth Quarters of 2002 - 2005 (US$ million)
(Figures for 2002 based on Israeli GAAP)


60
50
40
30
20
10
0
25.3
37.7
56.9
52.6
2002
2003
2004
2005

The sales were influenced mainly by the following factors:

A. Continuation of the relatively weak period in the processed food industry, mainly in Western Europe during the second half of 2005, together with the relatively cold and wet summer.

B. Weakening of the European currencies (in which Frutarom conducts most of its sales) against the dollar.

C. Significant recent erosion in selling prices of natural extracts and flavors produced from natural vanilla due to a substantial decrease in the prices of raw materials used for their production.

D. Significant decline in ArtChem sales due to very low usage of these products by the main customer. ArtChem produces raw materials in the field of peptides intended for the biotechnological pharmaceuticals industry, which is not a core activity for Frutarom.

Gross Profit

Gross profit decline 3.3% during the fourth quarter of 2005 to reach US$ 19.6 million compared with US$ 20.2 million in the same quarter in 2004. This decrease is mainly the result of the decrease in sales.

Selling, Marketing, Research and Development, Administration, General and Other Expenses

Selling, marketing, research and development, administration, general and other expenses totaled US$ 14.6 million (27.7% of sales) in the fourth quarter of 2005 compared with US$ 15.9 million (28.0% of sales) during the same quarter in 2004.

Operating Profit

During the fourth quarter of 2005, operating profit increased 16.4% to US$ 5.0 million compared with US$ 4.3 million in the same quarter in 2004. Operating margin increased to 9.5% in the fourth quarter of 2005 compared with 7.5% during the fourth quarter of 2004, and was considerably better than the 3.3% achieved in 2003.

Finance Expenses

Finance expenses for the fourth quarter of 2005 were almost at zero compared with US$ 0.6 million (1% of sales) in the same quarter of 2004. The decrease in finance expenses reflects the decline in the Company's debt, which dropped following loan repayment with the capital raised in February 2005 and from interest income.

Profit before Tax

Profit before tax grew 34% in the fourth quarter of 2005 to reach US$ 5.0 million (9.5% of sales) compared with US$ 3.7 million in the same quarter of 2004 (6.6% of sales).

Taxes on Income

Taxes on income in the fourth quarter of 2005 totaled US$ 0.1 million (2.5% of profit before tax) compared with US$ 0.7 million in the same quarter in 2004 (18.7% of profit before tax). The savings on taxes derives mostly from the reduction of the effective tax rate in Israel and the growth in profit in regions where the tax rate is lower than the average.

Net Profit

Net profit rose sharply by 60.8% during the fourth quarter of 2005 to reach US$ 4.9 million, compared with US$ 3.0 million during the fourth quarter of 2004. Net margin also rose to reach 9.3% compared with 5.3% in the fourth quarter of 2004.

Profit Development in the Fourth Quarters of 2002 - 2005 (US$ million)
(All figures for 2002 based on Israeli GAAP)

Gross Profit


25
20
15
10
5
0
8.3
13.3
20.2
19.6
2002
2003
2004
2005

Operating Profit


6
5
4
3
2
1
0
1.4
1.2
4.3
5.0
2002
2003
2004
2005


Profit before Tax
6
5
4
3
2
1
0
0.9
0.9
3.7
5.0
2002
2003
2004
2005


Net Profit
5
4
3
2
1
0
0.6
0.8
3.0
4.9
2002
2003
2004
2005

Summary of profit and loss for the quarters (US$ million):

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Sales	52.6	59.4	67.1	64.7	56.9	51.4	44.6	43.9
Gross profit	19.6	23.0	26.9	25.0	20.2	19.5	17.9	16.7
Selling, Marketing, R&D, Administration, General and Other Expenses	14.6	15.1	15.4	15.7	15.9	12.9	11.6	11.8
Operating profit	5.0	7.9	11.6	9.3	4.3	6.5	6.3	4.9
EBITDA	7.1	10.2	13.7	11.8	6.7	8.9	8.4	7.1
Finance expenses	--	0.06	0.2	0.2	0.6	0.4	0.4	0.04
Profit before tax	5.0	7.9	11.4	9.1	3.7	6.1	5.9	4.9
Net profit	**4.9**	**6.8**	**8.4**	**6.8**	**3.0**	**4.7**	**4.6**	**3.5**

The Company's business is subject to seasonal fluctuations, generally with higher sales and profitability (due to product mix) in the first half of a given year and lower sales and profitability in the second half of a given year (particularly the fourth quarter). A substantial portion of the Company's products are used by its customers in the manufacture of beverages and dairy products such as soft drinks, ice cream and yogurts, for which demand generally increases markedly during the summer months. As a result, sales of certain flavors and fine ingredients produced by Frutarom rise in the first half of the year, as manufacturers of beverages and dairy products re-stock their inventories and increase production in advance of rising demand during the summer months.

Sales of the Company's products and margins generally decrease in the third quarter as the summer ends. Sales decrease further in the fourth quarter as the weather cools and many of Frutarom's customers reduce production and inventory levels in advance of the year end and the holiday season.

The impact of seasonality on the Company's results has steadily decreased in recent years as the Company has increased its sales of products such as savory flavors, natural functional food ingredients and natural pharma/nutraceutical extracts, which generally have lower seasonality in demand.

A substantial proportion of the sales of Nesse, 70% of whose share equity Frutarom acquired in January 2006, are to the savory sector. This is also expected to reduce the influence of seasonality.

Financial Status

Total assets on December 31, 2005 amounted to US$ 233.9 million compared with US$ 213.7 million at December 31, 2004.

The Company's current assets totaled US$ 129.9 million compared with US$ 104.0 million at the end of 2004.

Fixed assets minus accumulated depreciation and net other assets totaled US$ 98.7 million on December 31, 2005, compared with US$ 102.0 million at the end of 2004.

Liquidity

During 2005, Frutarom achieved cash flow from operating activity of US$ 32.5 million compared with US$ 17.3 million in 2004. In addition to the cash flow from operating activity, the company received consideration from the sales of non operational assets (the plant in Canada and assets in Hungary acquired in 2003 as part of the Flachsmann transaction) in the amount of US$ 6 million and payments received from IFF (in accordance with the acquisition adjustment mechanism that was part of the agreement to acquire IFF's food systems activity) in the amount of US$ 4.6 million. The consideration received from the offering in London main list in February 2005 were used to repay loans, make investments and increase the cash balance.

The cash flow from current activities achieved by Frutarom during the fourth quarter of 2005 rose by 220% totaled US$ 5.6 million compared with US$ 1.8 million in the fourth quarter of 2004.

Sources of Finance

Sources of the Company's Equity

The Company's equity at December 31, 2005 totaled US$ 177.8 million (76% of the balance sheet) compared with US$ 78.7 million (36.8% of the balance sheet) on December 31, 2004. Most of the growth in the Company's equity during 2005 derives from the capital raised by the Company in February 2005 and the profit for the year. The growth in the Company's equity was offset somewhat by the dividend distributed by the Company and translation differences of the consolidated companies in the Company's financial reports in the amount of US$ 11.9 million.

Long Term Loans Including Current Maturities of Long Term Loans (Annual Average)

The average scope of long term credit from banks at December 31, 2005 totaled US$ 10.1 million. During the same period last year, the Company had US$ 35.7 million at its disposal.

Short Term Loans Excluding Current Maturities of Long Term Loans (Annual Average)

The average scope of short term credit from banks as at December 31, 2005 totaled US$ 4.2 million. During the same period in 2004, the Company had US$ 17.6 million at its disposal.

Credit From Suppliers and Customers (Annual Average)

The average scope of credit from suppliers and other creditors in 2005 was US$ 43.7 million (US$ 36.6 million during 2004). During 2005, the Company granted average credit of US$ 46.5 million to receivables (US$ 36.8 million during 2004).

Disclosures about Market Risk

General

The Company's activity is characterized by considerable dispersion. Through its two Divisions, the Company produces thousands of products intended for thousands of customers throughout the world, using hundreds of raw materials purchased from a wide range of suppliers worldwide. The Company is not significantly dependent on any of its customers, products or suppliers.

Responsibility for the Company's Market Risks Management

The Chief Financial Officer is responsible for managing market risks as relates to exchange rates and interest. The Managers of the two Divisions are responsible for managing market risk as it relates to changes in raw material prices. The Company's management and Board of Directors are updated on material changes in the Company's exposure to various risks, and conduct discussions as needed.

Description of Market Risk

A. Raw Material Price Risks

The Company is dependent on the supply of raw materials from third parties. Although the Company purchases raw materials from a very wide range of suppliers, with no single supplier representing more than 5% of its total raw material purchases, and although most raw materials purchased by the Company have more than one supplier and are for the most part widely available, there can be no guarantee that this will continue to be the case. Further, the price, quality and availability of the principal raw materials used by Frutarom mainly in the natural products field are subject to fluctuations as a result of international supply and demand. Certain natural raw materials used by the Company are crop related, and their price, quality and availability could be adversely affected by unfavorable weather conditions, among others. The Company does not normally make forward transactions and is exposed to price fluctuations in the raw materials it uses in accordance with global price trends. The Company's Purchasing Department maintains an ongoing follow up on material prices. Selling prices of the Company's products are adjusted, as needed and to the extent possible, to significant fluctuations in raw material prices.

B. **Currency Risks**

The Company's sales worldwide are conducted mainly in US dollars, pounds Sterling, Swiss francs and in Euros to some Western European countries. The fact that raw material purchases for Frutarom's production are also conducted in various currencies reduces currency exposure. Currency exposure is reviewed as needed, on at least a quarterly basis. The Company does not generally take external hedging actions or use other financial instruments for protection against currency fluctuations.

C. **Interest Risks**

The Company's loans, short and long term, are linked to the US dollar, the pound Sterling and the Swiss franc (according to the activity in which the subsidiary is active), and bear variable Libor interest. The Company's policy is to not take protective steps against possible interest rises. The terms of some of the Company's loans allow it to repay the loans and occasionally change the loan currency and interest rates based on its own judgment and changing market conditions.

As of the date of the balance sheet the Company did not hold any financial instruments and its debt was not substantial.

The Company's Policy Regarding Risk Management

A. The Company attempts to reduce currency exposure, whether economic or accounting, by balancing liabilities and assets in each of the various currencies in which the Group operates.

B. The Chief Financial Officer is responsible for managing the Company's currency exposure. The Company's policy does not determine any limit in terms of quantity for the exposure described above. The exposure level is checked on a regular basis by the Company's Accounting Department. The managers of the Divisions are responsible for managing market risk as it relates to raw material prices. Ongoing follow up is conducted in this area and there is no limit in terms of quantity. Unusual occurrences, such as sharp devaluation trends in a target country or price change trends in important raw materials that may influence the Company's activity, are reported to the Board of Directors.

In 2005 there were no changes to the risk management policy.

Supervision of Risk Management Policy and its Implementation

Discussions are conducted by the Company's management once each quarter on implementing the risk management policy as relates to currency exposure and interest. The Chief Financial Officer reports to the Board of Directors each year. Exposure to raw material prices is checked by the Purchasing Department and management of the Divisions on a regular basis, and the Board of Directors receives reports as the situation warrants. In 2005 there were no deviations from the planned policy. The Company does not use financial instruments for its protection.

Currency Exposure Report Based on Main Linkage Bases at December 31, 2005 (in US$ 000)

	USD	GBP	Euro	CHF	Other Currencies	NIS	Total
Assets							
Cash and Equivalents	19,016	1,932	8,877	3,015	697	186	33,723
Customers	11,113	4,025	8,642	3,328	3,631	9,550	40,289
Other Debtors	2,872	714	2,687	1,944	568	178	8,962
Inventory	28,690	4,873	2,460	10,863			46,886
Other, Long term	3,673	2	1,618		5		5,297
Fixed assets, net	27,234	6,336	9,476	44,859			87,905
Other assets, net	2,002	6,293	903	1,606			10,804
Total	94,599	24,176	34,662	65,615	4,900	9,914	233,866
Liabilities							
Supplier	4,853	1,419	3,705	3,163	147	4,608	17,895
Other creditors	4,996	1,899	1,958	5,497	481	7,878	22,709
Bank loans (Including current maturities)				289			289
Employee retirement rights liabilities	760		6,098	917			7,775
Deferred taxes	3,048	1,239	639	2,465			7,390
Shareholders Equity							177,808
	13,658	4,557	12,399	12,330	629	12,486	233,866
Net Assets (Liabilities)	80,942	19,619	22,263	53,284	4,272	-2,572	0

Events Following the Balance Sheet Date

In January 2006, the Company acquired 70% of Nesse's share equity for a cash consideration of Eur 18.4 million. For further information on this acquisition refer to Events Following the Balance Sheet Date.

The Internal Auditor's Activity

The Company's Internal Auditor

Mr. Yoav Barak, CPA, was appointed internal auditor of the Company and began his work as internal auditor on January 17, 2005. The internal auditor is not an employee of the Company.

Scope of the Internal Auditor's Position

The scope of the internal auditor's position in the Company was expanded in accordance with the Company's rate of expansion and growth. The internal auditor is employed on the basis of two and a half days per week.

Audit Program

The audit program is prepared by the internal auditor in coordination with the president of the Company and the executive vice presidents, and approved by the Audit Committee of the Board of Directors. The considerations directing the program's preparation are based on subjects perceived as worthy of thorough analysis with the aim of locating faults, achieving efficiencies, and ensuring the Company's assets are protected and that the Company's procedures and the local laws of the countries of operation are observed.

The annual audit program also includes follow up on the implementation of recommendations by the internal auditor and the Audit Committee by the Company's management.

Audit Program of Subsidiaries

The annual audit program also includes the subsidiaries that are material holdings of the Company. The internal auditor conducts at least one audit per year at each significant subsidiary.

Professional Standards Guiding the Audit's Performance

The work of internal auditing is conducted according to professional standards accepted in Israel and the world that ensure professional, reliable and independent control. The audit reports record the findings of the audit and the documented facts.

Supervision of the Internal Auditor

The internal auditor reports to the Audit Committee of the Board of Directors and to the president of the Company.

Audit Committee Meetings during 2005

During 2005, four meetings were held, at which 14 audit reports were discussed. The president of the Company, the executive vice presidents and the members of the Audit Committee received the audit reports and were present at all of the Audit Committee's meetings.

Independence and Status of the Internal Auditor

The internal auditor has free and independent access to the Company's information systems, including financial data.

Allotment of Shares and Distribution of Dividend

In March 2005, the Board of Directors of the Company declared the distribution of a cash dividend at the rate of 13% of the issued and paid share equity of the Company, totaling US$ 1,740,000. April 18, 2005 was set as the record date and the dividend was distributed on May 1, 2005.

Critical Accounting Estimations

Preparation of the financial reports of the Company in accordance with Israeli GAAP demands that the management prepare estimates and make assumptions that influence the amounts presented in the attached financial reports.

Below are the critical accounting estimations used in preparing the financial reports of the Company; during their consolidation, management was required to make assumptions regarding circumstances and events involving significant uncertainty. In using its judgment to determine these estimates, the management of the Company based itself upon past experience, various facts and on reasonable assumptions in accordance with the suitable circumstances for each estimate. The actual results may be different from management's estimates. As to the general material accounting estimates used in preparing the financial reports of the Company, refer to note 1 to the attached financial reports.

A. Recognition of Income

Income from the sales of products, following deduction of returns and discounts given, are included in the financial reports when the ownership and the risks pass to the customer (generally at the time of shipment to the customer). When the income is recognized, the Company performs estimates regarding anticipated returns and turnover discounts given to certain customers and presents the stated income net of the amounts estimated. Following is a brief description of the estimates used by the Company when presenting the income item in profit and loss reports and certain amounts within the framework of current liabilities in the balance sheet, and how they were determined:

The Company provides for anticipated returns of goods in accordance with the estimates based on the Company's procedures, historic data reflecting the percentage of returns to the total sales turnover regarding each type of product, and the quantity of products returned damaged in relation to those returned to inventory for repeat sale.

Discounts to customers, the right to which is dependent on the customer's satisfying a minimal purchase turnover (quantitative or financial), are included in the financial reports relatively in accordance with the purchase turnover made by customers during the chosen period, as long as it is probable that the goals will be achieved and the amount of the discount can be reasonably assessed. The estimate of the discount amount is based, among others, on past experience with the specific customer and the sales turnover expected during the balance of the period. Each year, the management of the Company reviews historic data regarding product returns and the discounts given to customers and updates the relevant estimates as needed and in accordance with the circumstances in that year.

B. Reserve for Doubtful Debts

The reserve for doubtful debts is determined in a specific manner for debts whose collection is doubtful, in accordance with management's estimates based on the size of the debt and data on the customer's business status.

C. Depreciation and Amortization Policy

Most of the Company's non financial assets are comprised of buildings, machinery and equipment as well as intangible assets such as knowhow, customer relationships and goodwill. The Company amortizes the intangible assets over the period of their lifespan as detailed in note 1 of the financial reports. In determining depreciation and amortization rates, management bases its estimate on the lifespan of each item, and in accordance with the Company's collective past experience with similar assets.

D. Asset Value Deterioration

In accordance with accounting standard number 15 of the Israeli Standards Institute, at each balance sheet date the Company reviews whether events have occurred or circumstances have changed that point to any deterioration in one or more of the cash yielding units to which this standard applies. The Company reviews whether the amount for which it is presented in the unit can be recouped from the cash flows expected from this unit and to the extent necessary, makes provision for deterioration, up to the amount that can be recouped. In determining the cash flow estimates the Company bases itself upon its past experience, taking into consideration the situation in the market at the time of the review.

E. Open Claims and Liabilities

The Company is a party to claims and other pending liabilities that are raised from time to time against the Company and its subsidiaries, for which the Company does not always have reserves or other insurance coverage. When deciding whether to make a reserve against the claim or pending matter as stated, the Company bases itself on the professional opinions received from its legal advisors and on estimations made by the management of the Company regarding possible exposure based on an estimate regarding the probability that the Company has to defend itself against these claims and pending liabilities.

Directors with Accounting and Financial Expertise

In accordance with the instructions of the Israeli Securities Authority, the Company's Board of Directors has determined that the minimum number of directors with accounting and financial expertise will be set at two. This number takes into account the character of the Company's activity, its complexity and size. The Board believes that this number will enable it to meet its obligations according to law and the Company's Articles of Association, and especially relating to its responsibility to check the Company's financial status and to prepare and approve the financial reports.

The directors with accounting and financial expertise are:

Dr. John Farber - Dr. Farber has served as Chairman and as a member of the board of directors of Frutarom since 1996. He is also Chairman of ICC Industries Inc., the Company's principal shareholder, and a member of the boards of directors of various subsidiaries of ICC Industries. Dr. Farber holds a Ph.D. in polymer chemistry from Polytechnic Institute of Brooklyn, New York.

Mr. John Oram - Mr. Oram has served as a member of the board of directors of Frutarom since 1996. He is also President of ICC Industries Inc. and a member of the boards of directors of various subsidiaries of ICC Industries. Mr. Oram, a fellow of the Institute of Chartered Accountants in England and Wales, qualified in 1967.

Mr. Uzi Netanel - Mr. Netanel has served as an external director on the board of directors of Frutarom since November 2001. Mr. Netanel is the chairman of MLL Software & Computers Industries Ltd. and of the executive committee of Carmel Olefins Ltd. He is also a member of the boards of directors of Israel Oil Refineries Ltd., Kefar HaMaccabia Ltd. and Caesaria Vardinon Textiles Ltd. Mr. Netanel served as Chairman of Discount Capital Markets and Investments Ltd. until August 2001. In addition, Mr. Netanel served as the chairman of Poliziv Plastics Company (1998) Ltd. and as managing director and CEO of Rogosin Enterprises Ltd. Mr. Netanel was a partner in the Fimi Fund from 2001 to 2003.

Mr. Gil Leidner - Mr. Leidner has served as an external director on the board of directors of Frutarom since August 2001. He is also Chairman of the Investment Committee of Phoenix Insurance Company Ltd. and a member of the boards of directors of New Koppel Ltd., Taldor Ltd. and R.S.L. Electronics Ltd. Mr. Leidner was President of Goren Capital from 2001 until 2004. Mr. Leidner served as Deputy Accountant General of the Ministry of Finance, the State of Israel, between 1989 and 1992 and as President of M.I. Holdings between 1992 and 1996. Mr. Leidner holds an LLB and an MBA from Tel Aviv University.

Mr. Yair Seroussi - Mr. Seroussi has served as a director on the board of directors of Frutarom since June 2005. Until 1992 Mr. Seroussi served as the head of the Israeli Ministry of Finance's delegation to the United Stated and manager of the commodities delegation. Since 1993 he has represented investment banker Morgan Stanley in Israel and served as Managing Director of Admiral Holdings Ltd. and as a financial advisor. Mr. Seroussi is an external director in the Israel Company Ltd. and Aspen Building and Development Ltd., as a director in DSPG and Chairman of the Board of Eyal Microwave Ltd. Mr. Seroussi holds a degree in economics and social studies from the Hebrew University in Jerusalem and serves on its Board of Trustees.

Mr. Hans Abderhalden - Mr. Abderhalden has served as a director on the board of directors of Frutarom since December 2004. Since 2002 Mr. Abderhalden has also served a director on the board of directors of Frutarom Switzerland. Mr. Abderhalden possesses 25 years of experience in the flavor and fragrance industry. From 2000 through 2002 Mr. Abderhalden served as president and chief executive officer of Emil Flachsmann AG. Prior to that Mr. Abderhalden worked for Givaudan as president of the global flavors division and in other positions.

Peer Review

In accordance with the instructions of the Securities Authority of July 28, 2005, regarding the disclosure of agreement to perform a peer review whose goal, according to the stated instructions, is to put in place a process of control on the audit work performed by the auditor, which will contribute to the existence of an advanced equity market, the Company agreed to the transfer of the information required to perform a sampling related to the colleagues review. As stated, the Company's agreement was given subject to the receipt of the auditor's commitment according to which before beginning a review of the material relating to the Company, the Company's auditor will first certify that the accountants performing the review commit to maintaining all material transferred to them as part of the peer review procedure in confidence and to avoid any situation of conflict of interest.

Disclosure Regarding the Remuneration of the Auditor

In accordance with the instructions of the Securities Authority of January 29, 2006, the remuneration paid by the Company to its auditor is as detailed below:

A. Remuneration for audit services, for services related to the audit and for tax services for 2005 is US$ 100,000 and US$ 410,000, for Israel and for the overseas subsidiaries, respectively. The amount paid for audit and tax services does not exceed 45% of the total remuneration in this section.

B. Other remuneration - The total remuneration for services provided by the auditor that are not included in Section A above for 2005 is US$ 9,000 and US$ 44,000 for Israel and for the overseas subsidiaries, respectively.

Events Following the Balance Sheet Date

Nesse Acquisition

Following the balance sheet date, on January 17, 2006, Frutarom signed an agreement to acquire 70% of the issued and paid up share equity of Nesse. The acquisition was performed through Frutarom Germany GmbH, which is a wholly owned subsidiary of Frutarom. Nesse's sales turnover in 2004 was Euro 21.4 million.

Nesse has been active since 1880 and today is an international group achieving high internal growth that employs about 120 people. Nesse operates two production sites in Germany and has sales and marketing representatives in 20 additional countries, mainly in Eastern and Western Europe. Nesse develops, produces, markets and sells innovative, unique savory solutions that include savory flavors and specialty functional ingredients. Nesse's extensive customer base includes hundreds of food manufacturers, principally in Eastern and Western Europe.

The consideration paid by Frutarom upon signature of the agreement to acquire 70% of Nesse's issued and paid up shares was Euro 18.41 million. In addition, the sellers are entitled to a one time future payment on March 31, 2008, which will be based on continued improvement, to the extent achieved, in Nesse's operating profit in the years 2005-2007. The acquisition was financed through Frutarom's own resources. As part of the acquisition agreement, Frutarom has a call option to purchase and the sellers have a put option to sell, for a period of two years as of the end of 2007, the remaining 30% of Nesse's issued and paid up shares. The exercise price will be based on 30% of the average annual operating profit achieved by Nesse during the eight quarters preceding the exercise of the option, multiplied by 6.5.

This strategic acquisition is another significant milestone in implementing Frutarom's rapid growth strategy. The acquisition significantly strengthen Frutarom's technological capabilities and offering to customers in the savory field and contribute to strengthening and positioning Frutarom in both West and East Europe as a leading flavors supplier.

Nesse's savory activity is synergetic with Frutarom's activities in the more than 100 countries in which Frutarom operates, especially in Western and Eastern Europe. Frutarom intends to take advantage of its large, dedicated global sales and marketing infrastructure to realize the substantial cross-selling opportunities created by the acquisition, by expanding both the customer base and the product portfolio. The acquired activity also includes activities in additional countries where Frutarom has been less active, such as Poland, the Czech Republic, Latvia, and Slovenia, among others.

Private Offering

In accordance with the decision of the Audit Committee and the Board of Directors on January 2, 2006 regarding a material private offering and a non-material private offering, and after receiving the approval of the Tel Aviv Stock Exchange Ltd. to register for trade the shares that would be yielded by the exercise of options, on January 31, 2006 the Company allotted 725,000 non-transferable options to four senior officers of the Company. The options were allocated to the officers without remuneration in accordance with the instructions of Section 102(b)(3) of the Internal Revenue Ordinance. Each option is exercisable into one share in the Company in consideration for an exercise price of NIS 31.068 per option, and in total for 725,000 ordinary shares in the Company.

Distribution of a Dividend

On March 14, 2006, upon approval of the annual financial reports, the Board of Directors of the Company decided to distribute a cash dividend in the amount of NIS 0.16 per share for an overall total of NIS 9,2 million.

There were no other significant events following the balance sheet date.

The Board of Directors of the Company held six meetings during the report period.

The Board of Directors thanks Frutarom's employees and management for the Company's achievements.

----------------------	----------------------
Dr. John J. Farber Chairman of the Board	Ori Yehudai President & CEO

March 14, 2006

SECTION C -

FINANCIAL REPORTS

FRUTAROM
FOUNDED 1933

FRUTAROM INDUSTRIES LTD.

2005 CONSOLIDATED FINANCIAL STATEMENTS

FRUTAROM INDUSTRIES LTD.

2005 CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

Kesselman & Kesselman
Certified Public Accountants (Isr.)
1 Nathanson Street
Haifa 33034 Israel
Telephone +972-4-8605000
Facsimile +972-4-8605001

REPORT OF THE AUDITORS

To the shareholders of

FRUTAROM INDUSTRIES LTD.

We have audited the accompanying consolidated balance sheet of Frutarom Industries Ltd. (hereafter - the Company) and its subsidiaries (together, the Group) as of 31 December 2005 and 2004 and the related consolidated statement of income, changes in shareholders' equity and cash flows for each of the three years in the period ended 31 December 2005. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of certain consolidated companies, whose assets included in consolidation constitute approximately 4% and 4% of total consolidated assets as of 31 December 2005 and 2004, and whose revenues included in consolidation constitute approximately 7%, 10% and 12% of total consolidated revenues for the years ended 31 December 2005, 2004 and 2003, respectively. The financial statements of the above consolidated companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for these companies, is based on reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in Israel, including those prescribed by the Israeli Auditors (Mode of Performance) Regulations, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of 31 December 2005 and 2004 and the results of operations, changes in shareholders' equity and cash flows for each of the years ended on those dates, in accordance with International Financial Reporting Standards.

Haifa, Israel
14 March 2005

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December	
		2005	**2004**
		U.S. dollars in thousands (Note 2c)	
Assets	13		
CURRENT ASSETS:	3a1)		
Cash and cash equivalents	17	33,723	7,350
Accounts receivable:	14		
Trade		40,289	43,733
Other		6,756	7,291
Prepaid expenses and advances to suppliers		2,206	1,851
Inventories	15	46,886	43,769
Total current assets		129,860	103,994
NON-CURRENT ASSETS:			
Property, plant and equipment	6	87,905	96,683
Intangible assets	7,2f	10,804	5,348
Deferred income tax assets	12e	3,319	2,957
Other non-current assets	16	1,978	4,758
Total non-current assets		104,006	109,746
Total assets		233,866	213,740

Dr. John J. Farber
Chairman of the Board

Ori Yehudai
President and CEO

Alon Granot
Executive Vice President and CFO

Date of approval of the financial statements by the Board of Directors: 14 March, 2006.

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2005	2004
		U.S. dollars in thousands (Note 2c)	
Liabilities and Shareholders' Equity			
CURRENT LIABILITIES:	3a1)		
Bank credit and loans	18	289	50,355
Accounts payable:	19		
Trade		17,895	20,257
Other		22,162	20,718
Provisions	20	547	1,193
Total current liabilities		40,893	92,523
NON-CURRENT LIABILITIES:			
Loans and credit from banks (net of current maturities)	8,13		29,831
Retirement benefit obligations	9	7,775	8,502
Deferred income tax liabilities	12e	7,390	4,231
Total non-current liabilities		15,165	42,564
COMMITMENTS AND CONTINGENT LIABILITIES:	10		
Total liabilities		56,058	135,087
SHAREHOLDERS' EQUITY:	11		
Share capital		16,399	13,961
Additional paid-in capital		91,666	17,642
Currency translation differences	2c	(5,160)	5,039
Retained earnings		73,929	41,332
Amount designated for distribution of dividend declared subsequent to balance sheet date		2,005	1,740
Cost of Company shares held by subsidiary		(1,031)	(1,061)
Total shareholders' equity		177,808	78,653
Total shareholders' equity and liabilities		233,866	213,740

The notes on pages 10 to 71 are an integral part of the consolidated financial statements.

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED INCOME STATEMENT

	Note	Year ended 31 December		
		2005	2004	2003
		U.S. dollars in thousands (Note 2c), except for per share data		
SALES		243,803	196,780	139,316
COST OF SALES	21a	149,285	122,447	89,455
GROSS PROFIT		94,518	74,333	49,861
SELLING, MARKETING, RESEARCH AND DEVELOPMENT, GENERAL AND ADMINISTRATIVE EXPENSES - net:				
Selling, marketing, research and development - net	21b	43,818	34,554	26,263
General and administrative	21c	18,217	17,869	11,106
OTHER INCOME - net	21d	1,255	102	73
OPERATING PROFIT		33,738	22,012	12,565
FINANCIAL EXPENSES - net	21e	416	1,347	996
PROFIT BEFORE TAXES ON INCOME		33,322	20,665	11,569
TAXES ON INCOME	12f	6,475	4,909	3,535
NET INCOME		26,847	15,756	8,034
		U.S dollars		
EARNINGS PER SHARE:	2q			
BASIC		0.49	0.34	0.34
DILUTED		0.48	0.33	0.18

The notes on pages 10 to 71 are an integral part of the consolidated financial statements.

(Continued) - 1

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital	Additional paid in capital	Currency translation differences	Retained earnings	Amount designed for distribution of dividend declared subsequent to balance sheet date	Cost of company shares held by subsidiary	Total
		U.S. dollars in thousands (Note 2c)						
BALANCE AT 31 DECEMBER 2002		12,758	4,812	419	21,338		(663)	38,664
CHANGES IN 2003:								
Net income not recognised in the net profit - changes in currency translation	2c			2,144				2,144
Net income					8,034			8,034
Total recognised income for 2003								10,178
Issuance of share capital	11b2)	1,181	10,451					11,632
Plan for allotment of Company shares to employees:	2k							
Purchase of Company shares by subsidiary							(225)	(225)
Receipts in respect of allotment of Company shares to employees							51	51
Recognition of compensation related to the plan							237	237
Dividend	11e				(912)			(912)
BALANCE AT 31 DECEMBER 2003		13,939	15,263	2,563	28,460		(600)	59,625
CHANGES IN 2004:								
Net income not recognised in the net profit - changes in currency translation	2c			2,476				2,476
Net income					15,756			15,756
Total recognised income for 2004								18,232
Plan for allotment of Company shares to employees:	2k							
Purchase of Company shares by subsidiary							(991)	(991)
Receipts in respect of allotment of Company shares to employees	11c3)						90	90
Recognition of compensation related to the plan							440	440
Allotment of shares and options to senior employees:	11d;11c3)							
Allotment of share capital to senior employees		22	89					111
Recognition of compensation related to employee stock and option grants			2,290					2,290
Dividend	11e				(1,144)			(1,144)
Appropriation for distribution of dividend declared subsequent to balance sheet date					(1,740)	1,740		
BALANCE AT 31 DECEMBER 2004 – forward		13,961	17,642	5,039	41,332	1,740	(1,061)	78,653

The notes on pages 10 to 71 are an integral part of the consolidated financial statements.

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Note	Share capital	Additional paid in capital	Currency translation differences	Retained earnings	Amount designated for distribution of dividend declared subsequent to balance sheet date	Cost of company shares held by subsidiary	Total
		U.S. dollars in thousands (Note 2c)						
BALANCE AT 1 JANUARY 2005		13,961	17,642	5,039	41,332	1,740	(1,061)	78,653
Derecognition of the balance of recognised negative goodwill as at 31 December 2004, net, in accordance with the transition provisions of IFRS 3 (Note 2f)					7,731			7,731
BALANCE AT 1 JANUARY 2005 – after the effect of the transition provisions of IFRS 3		13,961	17,642	5,039	49,063	1,740	(1,061)	86,384
CHANGES IN 2005:								
Net income not recognised in the net profit - changes in currency translation	2c			(10,199)				(10,199)
Net income					26,847			26,847
Total recognised income for 2005								16,648
Issuance of share capital	11b1	2,416	73,451					75,867
Plan for allotment of Company shares to employees of subsidiary:	2k							
Purchase of Company shares by subsidiary							(383)	(383)
Receipts in respect of allotment of Company shares to employees							92	92
Recognition of compensation related to the plan							321	321
Allotment of shares and options to senior employees:	11d;11c3)							
Allotment of share capital to senior employees		22	89					111
Recognition of compensation related to employee stock and option grants			484					484
Dividend	11e				24	(1,740)		(1,716)
Appropriation for distribution of dividend declared subsequent to balance sheet date	24c				(2,005)	2,005		
BALANCE AT 31 DECEMBER 2005		16,399	91,666	(5,160)	73,929	2,005	(1,031)	177,808

The notes on pages 10 to 71 are an integral part of the consolidated financial statements.

FRUTAROM INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	Year ended 31 December		
		2005	2004	2003
		U.S. dollars in thousands (Note 2c)		
CASH FLOWS FROM OPERATING ACTIVITIES:				
Cash generated from operations	22	34,431	21,028	12,799
Interest received (paid)		222	(1,334)	(1,161)
Income tax paid		(2,203)	(2,423)	(1,554)
Net cash provided by operating activities		32,450	17,271	10,084
CASH FLOWS FROM INVESTING ACTIVITIES:				
Purchase of property, plant and equipment		(12,001)	(5,960)	(3,043)
Acquisition of subsidiary - net of cash acquired	4b			(14,980)
Acquisition of operations – net of cash acquired	4a		(38,209)	
Reimbursement in respect of acquisition of operation	4a	4,598		179
Proceeds from sale of property, plant and equipment		4,095	201	136
Proceeds from sale of marketable securities				2,004
Purchase of other assets		(332)		(102)
Collection of long-term receivable	16	2,439		
Capitalised lease fees	16	(382)		
Net cash used in investing activities		(1,583)	(43,968)	(15,806)
CASH FLOWS FROM FINANCING ACTIVITIES:				
Issuance of share capital, net of issuance costs		75,867		11,632
Receipts from senior employees in respect of allotment of shares		111	111	
Receipt of long-term bank loans and credit			3,082	4,682
Repayment of long-term bank loans and credit		(33,585)	(11,014)	(9,329)
Receipt of short-term bank loans	4a		37,789	
Repayment of long-term credit in connection with the acquisition of Flachsmann	4b	(1,170)	(1,202)	
Purchase of Company shares by subsidiary – net of receipts in respect of the shares		(291)	(901)	(174)
Repayment of long-term credit in connection with the acquisition of IFF		(39,468)		
Dividend paid		(1,716)	(1,144)	(912)
Net cash provided by (used in) financing activities		(252)	26,721	5,899
NET EFFECT OF CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS		(1,011)	6	976
INCREASE IN CASH AND CASH EQUIVALENTS		29,604	30	1,153
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,119	4,089	2,936
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	17	33,723	4,119	4,089

The notes on pages 10 to 71 are an integral part of the consolidated financial statements.

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL INFORMATION:

a. Information on the activities of Frutarom Industries Ltd. and its subsidiaries (the "Company").

Frutarom Indusrties Ltd. is an established global company, founded in 1933. The Company operates through the consolidated company Frutarom Ltd. and the companies under its control. The Company operates principally in two divisions: the Flavors Division and the Fine Ingredients Division. The Company develops, manufactures, markets and sells flavors and fine ingredients used by producers of food and beverage, pharma/-nutraceutical, flavours and fragrances, and personal care products as well as other products. The Company has production facilities in Europe, North America, Israel, and Asia (see also a list of subsidiaries in Note 25); The Company has 20 research and development laboratories and it sells and markets its products principally through its 35 sales and marketing offices. Segment information for the reporting years is presented as part of Note 5.

The Company is a limited liability company incorporated and domiciled in Israel. The address of its registered office is 25 Heshaish St., Haifa Bay. The Company's controlling shareholder is ICC Industries Inc.

The Company's shares have been listed on the Tel-Aviv Stock Exchange (the "TASE") since 1996; since February 2005, Company's shares are also listed on the London Stock Exchange (the "LSE") (b. below).

b. In February 2005, the Company has completed a public offering in which it raised capital in the total amount of $ 76 million (net of issuance expenses at the amount of $ 5 million) as against the issuance of Company shares and listing Global Depositary Receipts (hereafter – GDRs) in the official list of the London Stock Exchange (hereafter – LSE) – Note 11b.

c. In 2004, the group completed the purchase of the Food Systems Business (hereafter – FS) of International Flavors & Fragrances I.F.F. Inc. (hereafter – IFF) in Switzerland and Germany in consideration for approximately $ 31.8 million (approximately € 25.8 million) and in France in consideration for approximately $ 3 million (approximately € 2.5 million). IFF's FS business includes the development and production of unique fruit compounds and other natural products used as natural flavors in the production of a wide variety of food products. As to the data included in the consolidated financial statements as a result of the consolidation, for the first time, of the FP operations in Switzerland and Germany (commencing 17 August 2004) and in France (commencing 2 November 2004), see Note 4a.

In June 2003, the group completed the purchase of full ownership over Emil Flachsmann AG (hereafter – Flachsmann), a Swiss company engaged in developing, and manufacturing flavors and extracts as well as herbal extracts, in consideration for approximately $ 18 million. As to the data included, for the first time, in the consolidated financial statements, commencing 30 June 2003, as a result of the consolidation of Flachsmann, see Note 4b.
Flachsmann has subsidiaries in Europe and in Canada.

For further details regarding the said purchases, Notes 4a and 4b.

d. In January 2006, the Company acquired the control in GewürzMühle Nesse GmbH and in GewürzMühle Nesse Gebr. Krause GmbH (hereafter – Nesse), in consideration for € 18.4 million ($ 22.3 million) paid in cash (Note 24a).

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Basis of Preparation:

1) The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

The consolidated financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

2) Adoption of new standards

Effective 1 January 2005, the Company adopted the following standards that are mandatory for the Company's accounting, as of that date:

IAS 1 (revised 2003)	Presentation of Financial Statements
IAS 2 (revised 2003)	Inventories
IAS 8 (revised 2003)	Accounting policies, changes in accounting estimates and errors
IAS 10 (revised 2003)	Events after the balance sheet date
IAS 16 (revised 2003)	Property, plant and equipment
IAS 17 (revised 2003)	Leases
IAS 24 (revised 2003)	Related party disclosures
IAS 27 (revised 2003)	Consolidated and separate financial statements
IAS 28 (revised 2003)	Investments in associates
IAS 32 (revised 2003)	Financial instruments: Disclosure and presentation
IAS 33 (revised 2003)	Earnings per share
IAS 39 (revised 2003)	Financial instruments: Recognition and measurement

The adoption of the abovementioned standards did not result in substantial changes to the Group's accounting policies. Presentation and disclosure in these financial statements have been adjusted to conform to the requirements of these standards.

Management has also assessed the relevance of the following amendments and interpretations, and concluded that they are not relevant to the Company:

IFRIC 2, Members' Shares in Co-operative Entities and Similar Instruments (effective from 1 January 2005);
SIC 12 (Amendment), Consolidation – Special Purpose Entities (effective from 1 January 2005), and IAS 39 (Amendment), Transition and Initial Recognition of Financial Assets and Financial Liabilities (effective from 1 January 2005).

3) Standards, interpretations and amendments to published standards that are not yet effective – Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the Company's accounting periods

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

beginning on or after 1 January 2006 or later periods, but for which the Company has not opted for early adoption, are as follows:

IAS 19 (amendment), Employee Benefits (effective from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the Company does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the accounts. The Company will apply this amendment for annual periods beginning from 1 January 2006.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the Company's operations, as the Company does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 December 2005 and 2004.

IAS 39 (Amendment), The Fair Value Option (effective from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Company believes that this amendment should not have a significant impact on the classification of financial instruments, as the Company should be able to comply with the amended criteria for the designation of financial instruments at fair value through the income statements. The Company will apply this amendment for annual periods beginning from 1 January 2006.

IAS 39 and IFRS 4 (Amendment) Financial Guarantee Contracts (effective from 1 January 2006). This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognised at their fair value, and subsequently measured at the high of (a) the unamortised balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. Management considered this amendment to IAS 39 and concluded that it is not relevant to the Company.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Publications), Exploration for and Evaluation of Mineral Resources (effective from 1 January 2006). These amendments are not relevant to the Company's operations, as the Company is not a first-time adopter and does not carry out exploration for and evaluation of mineral resources.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 for annual periods beginning form 1 January 2007.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the Company's operations.

The following publications, not yet effective are not relevant to the Company's operations:

1. IFRIC 5, Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective from 1 January 2006). IFRIC 5 is not relevant to the Company's operations.

2. IFRIC 6, Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective from 1 December 2005). IFRIC 6 is not relevant to the Company's operations.

3. IFRIC 7, Applying the Restatement Approach under IAS 29, "Financial Reporting in Hyperinflationary Economies" (effective date from 1 March 2006). IFRIC 7 is not relevant to the Company's operations.

b. Principles of Consolidation:

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date the control ceases.

Effective 31 March, 2004, the Company applies the provisions of IFRS 3 "Business Combinations", simultaneously with the adoption of IAS 36 and IAS 38 (as revised in 2004). IFRS 3 requires the purchase method of accounting, under which assets acquired and liabilities and contingent liabilities assumed are measured at their fair values, to be applied for all business combinations under its scope.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

This standard applies as from the effective date above, to all business combinations for which the agreement date is on or after 31 March 2004. Transition provisions apply to business combinations that were entered into before the effective date.

This standard also sets forth additional guidance and comprehensive criteria for the initial identification and recognition of intangible assets and contingent liabilities of businesses acquired (Note 2f).

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill.

If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the accounting treatment will be as follows:

1) For business combinations for which the agreement dates were before 31 March 2004 - the difference is presented as a deduction from intangible assets, and recognised as income on a systematic basis; this treatment applied until 31 December 2004 –Note 2f below.

2) For business combination for which the agreement date was after 31 March 2004 – the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

c. Foreign Currency Translation:

1) Functional and Presentation Currency.

Items included in the financial statements of each of the Company's entities are measured using the currency of the primary economic environment in which the entity operates (the "Functional Currency"). The consolidated financial statements are presented in U.S. dollars, which is the Company's functional and presentation currency.

2) Transactions and balances.

Foreign currency transactions are translated into the Functional Currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

3) Group Companies.

The results and financial position of all the Company's entities (none of which has the currency of a hyperinflationary economy) that have a Functional Currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(b) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(c) all resulting exchange differences, are recognised as a separate component of shareholders' equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, including long-term borrowings thereto, are taken to shareholders' equity.

When a foreign operation is sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.
Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

d. Segment Reporting:

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

The Company is organised on a worldwide basis into two major operating activities: the Flavors division, the Fine Ingredients division. Another operating activity is the Trade and Marketing division. Each division is considered to be a business segment.

e. Property, Plant and Equipment:

1) These assets are initially recorded at cost of purchase (Note 2c2)), net of related government grant.

Subsequent costs are included in the asset's carrying amount only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

2) The assets are depreciated by the straight-line method, on basis of their estimated useful life, except for land, which is not depreciated.

Annual rates of depreciation are as follows:

	%
Buildings	2.7-4
Machinery and equipment	6.6-10
Vehicles and forklifts	15; 20
Computers	20-33
Office furniture and equipment	6-20

Leasehold improvements are amortised by the straight-line method over the terms of the lease, which are shorter than the estimated useful life of the improvements.

3) Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement.

f. Intangible Assets:

Effective 31 March 2004, the Company applies the provisions of IFRS 3 "Business Combinations" (Note 2b). This standard sets forth guidance and comprehensive criteria for the initial identification and recognition of intangible assets and contingent liabilities of businesses acquired.

This standard applies as from the effective date and onward, to all business combinations for which the agreement date is on or after 31 March 2004 (the "effective date").

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary at the date of acquisition; when cost of acquisition is lower than the said fair value, the difference represents Negative Goodwill. Goodwill on acquisitions of subsidiaries is included in intangible assets.

The accounting treatment to be applied to goodwill or negative goodwill is, as follows:

1) For business combinations for which the agreement date was before the effective date and through 31 December 2004; Goodwill was amortised on a straight-line basis over the estimated useful life in equal annual installments at the rate no lower than 5% per annum, commencing on the date of acquisition. Negative goodwill was presented as a deduction from intangible assets, and recognised as income on a systematic basis, over the remaining weighted average useful life of the identified acquired depreciable assets.

In accordance with the transition provisions of IFRS 3, commencing 1 January, 2005, the Company ceased to amortise any existing goodwill arising from such business combinations (accumulated amortisation as at 31 December 2004 was eliminated with a corresponding decrease in the cost of goodwill), and de-recognised the balance of any remaining negative goodwill - amounting to $ 7,731 thousands (net of deferred taxes de-recognised amounting to $ 1,785 thousands), with a corresponding adjustment to the opening balance of retained earnings.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Separately recognised goodwill is tested for impairment commencing 2005. Goodwill is allocated to cash generating units for the purpose of the impairment testing.

2) For business combinations for which the agreement dates were after the effective date - Goodwill and indefinite live intangible assets are not amortised, but are subject to annual impairment test. Goodwill is being tested for impairment on an annual basis, as well as when there are indications of impairment. Goodwill is carried at cost less accumulated impairment losses.

   Negative goodwill is directly recognised in the income statements.

Product formulas are initially recorded at their acquisition cost and amortised on a straight-line basis over 10-20 years (mainly 20 years), commencing in the year in which they are first utilized.

Customer relations are initially recorded at their acquisition cost and amortised on a straight-line basis over 10 years.

Trademark, is amortised on a straight-line basis over 20 years.

g. Impairment of non-financial assets:

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).
Non-financial assets, other than goodwill, that were subject to impairment are reviewed for possible reversal of the impairment at each reporting date.

h. Inventories:

Inventories are stated at the lower of cost or net realisable value. Cost is determined using the weighted average method, except for purchased products for which the first-in, first-out (FIFO) method is used.

The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

i. **Accounts Receivable – Trade:**

Trade receivables are carried at anticipated realisable value. A provision is made for impairment of receivables based on a periodic review of all outstanding amounts (Note 3a3)). Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is recognised in the income statement.
During the year in which they are identified, bad debts are written off. The charge is reported within selling and marketing expenses of the consolidated income statement.

j. **Cash Equivalents:**

The Company considers all highly liquid investments, which include short-term bank deposits with original maturity of three months or less, that are not restricted as to withdrawal or use, to be cash equivalents.

k. **Share Capital:**

1) Company shares held by subsidiary, which are purchased for the purpose of granting the shares to senior employees as part of an employee stock option plan approved by the Company's Board of Directors, are presented as reduction of "shareholders' equity" under "cost of Company shares held by subsidiary" , at their cost to the subsidiary (Note 2m2)).

2) Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction, net of tax, from the proceeds.

l. **Deferred Income Taxes:**

1) Deferred income taxes are computed using the liability method on temporary differences between the amounts presented in these statements and those taken into account for tax purposes. As for the main factors in respect of which deferred taxes have been included. See Note 12e.

   Deferred tax balances are computed at the tax rate expected to be in effect at time of release to income from the deferred tax accounts. The amount of deferred taxes presented in the income statements reflects changes in the above balances during the year.

2) Taxes, which would apply in the event of disposal of investments in subsidiaries, have not been taken into account in computing the deferred taxes, as it is the Company's policy to hold these investments, not to realise them.

3) The Company may incur additional tax liability in the event of intercompany dividend distribution; no account was taken of the additional tax, since it is the Company's policy not to cause distribution of dividend, which would involve additional tax liability to the Company in the foreseeable future.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

4) As stated in Note 12c, upon distribution of dividends from tax-exempt income of "approved enterprises", the amount distributed will be subject to tax at the rate that would have been applicable had the Company not been exempted from payment thereof. The amount of the related tax is charged as an expense in the income statements, when such dividend is distributed.

The Company does not intend to distribute dividends out of tax exempt income, as above.

m. Employee Benefits:

1) Pension Obligations.

The Company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in insurance companies or severance pay funds, and are subject to periodic actuarial valuations.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees' expected average remaining working lives.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

2) Share-Based Compensation.

The Company has share purchase plans approved by the Board of Directors (Note 11c), for granting shares and options to its employees. The Company effected early adoption of IFRS 2 (issued 2004) – share based payments to account for these plans. Set forth below is the accounting treatment applied, in accordance with the transition provisions of IFRS 2:

(a) Shares granted before 7 November 2002.
Prior to 7 November 2002, the Company only granted shares under the 1996 plan (see Note 11c1)).

For these grants, the Company recognises compensation expenses in respect of the cash "outflow"; accordingly, the difference between the cost of the shares at date of purchase (Note 2k) and the exercise price the employee has to pay, is charged to income over the vesting period.

(b) Shares and options granted after 7 November 2002 and not vested at 1 January, 2004

The fair value of the employee services received in exchange for the grant of the shares and options granted after 7 November 2002 and not yet vested at 1 January 2004, is recognised as an expense. The compensation costs of each batch are spread over its vesting period. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and options granted. At each balance sheet date, the Company revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to shareholders' equity over the remaining vesting period.

The proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when the rights to purchase shares are exercised.

3) Bonus Plans.

The Company recognises a liability and an expense for bonuses. The Company recognises a provision where it is contractually committed, or where there is a past practice that has created a constructive obligation.

n. Research and Product Development Costs:

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success – considering its commercial and technological feasibility – and only if the cost can be measured reliably.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Generally, research and product development costs are charged against income as incurred since the criteria for their recognition as an asset are not met in the opinion of management.

Participation from government departments for development of approved projects is recognised as a reduction of expense, as the related costs are incurred.

o. Provisions:

Provisions for restructuring costs and legal claims are recognised when: the Company has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise termination of activities acquired and employee termination payments (Note 4b). Provisions are not recognised for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the obligation.

p. Revenue Recognition Policy:

Revenues from sales represent amounts received and receivable for goods supplied to customers after deducting volume discounts, turnover discounts and sales taxes. Sales are recognised when significant risks and rewards of ownership of the goods are transferred to the buyer, which is generally upon shipment of products to customers outside the Company.

q. Earnings Per Share:

Basic:
Basic earnings per share is calculated by dividing the profit attributed to equity holders of the Company using the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by subsidiary (Notes 2k and 2m2)).

The weighted average number of shares used in calculating earnings per share is as follows:

Year end 31 December 2005:	
	In thousands
2005	54,971
2004	46,271
2003	43,439

Diluted:
Diluted earnings per share is calculated adjusting average number of shares outstanding to assume conversion of all dilutive potential shares. A calculation is done, for that purpose, to determine the number of shares that could have been acquired at fair value (determined as average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to the outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued, assuming the exercise of the share options. The number of additional shares used in calculating earnings per share assuming conversion of share options is 1,112,779, 1,202,856 and 525,484 for 2005, 2004, and 2003, respectively.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

r. Dividends:

Dividend distribution to the Company's shareholders is recognised as a liability in the period in which the dividends are approved by the Company's Board of Directors. Liabilities relating to dividends declared subsequent to balance sheet date are included in the accounts for the period in which the declaration was made. The amount declared is appropriated, however, from retained earnings, and reported as a separate item in the shareholders' equity under - "Dividend declared subsequent to balance sheet date".

NOTE 3 – FINANCIAL RISK MANAGEMENT:

a. Financial Risk Factors

Financial risk management within the Company is governed by policies approved by the board of directors and senior management. These policies cover foreign exchange risk, interest rate risk, credit risk, price risk and liquidity risk. Company policies also cover areas such as cash management and raising short and long-term debt.

The Company's business is characterised by considerable dispersion. Through its two divisions, the Company produces thousands of products intended for hundreds of customers throughout the world, using hundreds of raw materials purchased from a wide range of suppliers worldwide. As stated, the Company is not significantly dependent on any of its customers, products or suppliers.

Discussions on implementing the risk management policy as relates to currency exposure and interest are conducted by the Company's management once each quarter.

The Company does not use derivative financial instruments for its hedge or speculative purposes.

1) Market Risk.

(a) Foreign Exchange Risk.

1. General.

The Company operates globally and is exposed to movements in foreign currencies affecting its net income and financial position, as expressed in U.S. dollars.

Transaction exposure arises because the equivalent amount in local currency paid or received in transactions denominated in foreign currencies may vary due to changes in exchange rates. Most of the Company's subsidiaries generate their income primarily in the local currency. A significant amount of expenditures, especially for the purchase of goods for resale are in foreign currencies. Similarly, transaction exposure arises on net balances of monetary assets held in foreign currencies. The fact that raw materials purchases for the Company's production are also conducted in various currencies reduces

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

currency exposure. The Company's subsidiaries manage this exposure locally. In addition, Company Treasury monitors total world-wide exposure with the help of comprehensive data received on a quarterly basis.

Generally, the Company does not take external hedging measures nor does it use derivative financial instruments for protecting itself from currency fluctuations.

Translation exposure arises from the consolidation of the Foreign Currency denominated financial statements of the Company's subsidiaries. The effect on the Company's consolidated shareholders' equity is shown as a currency translation difference.

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

2. Linkage of Monetary Balances:

Foreign currency denominated monetary balances included in the Company's consolidated balance sheet at 31 December 2005, are summarised below:

	31 December , 2005						
	Dollars	NIS	Pound sterling	Euro	Swiss francs	Other currencies	Total
	U.S. dollars in thousands						
Assets:							
Current assets:							
Cash and cash equivalents	19,016	186	1,932	8,877	3,015	697	33,723
Accounts receivable and prepaid expenses:							
Trade	11,113	9,550	4,025	8,642	3,328	3,631	40,289
Other	1,507	178	625	2,687	1,191	568	6,756
	31,636	9,914	6,582	20,206	7,534	4,896	80,768
Liabilities:							
Accounts payable:							
Trade	4,853	4,608	1,419	3,705	3,163	147	17,895
Other	4,562	7,331	1,899	1,958	5,497	481	21,728
Provisions		547					547
Long-term liabilities -					289		289
retirement benefit obligations	760			6,098	917		7,775
	10,175	12,486	3,318	11,761	9,866	628	48,234

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

(b) Raw Material Price Risks

Many of the raw materials used by the Company are natural products, which are seasonal. The Company purchases these for stock, generally during the season. Purchases are made out of season when necessary, sometimes at higher prices. The Company does not normally make future transactions. The Company is exposed to price changes in raw materials it uses in accordance with global price trends for these materials. The Company's Purchasing Department maintains an ongoing follow up on material prices. Selling prices of the Company's products are adjusted, as needed and as possible to significant and lengthy fluctuations in raw material prices.

2) Interest Rate Risk

Interest rate risk arises from movements in interest rates, which could have adverse effects on the Company's net income or financial position. Changes in interest rates cause variations in interest income and expenses on interest-bearing assets and liabilities.

3) Credit Risk

Credit risk arises from the possibility that the counter-party to a transaction may be unable or unwilling to meet their obligations causing a financial loss to the Company.

Trade receivables are subject to a policy of active risk management, which focuses on the assessment of country risk, credit limits, ongoing credit evaluation and accounting monitoring procedures.

Most of the Company's sales are made in Europe to a large number of customers. The remainder of the Company's sales are made in the U.S.A., Israel, Asia and other countries (Note 5b3)).

Collateral is generally not required. There are no significant concentrations within trade receivables of counter-party credit risk due to the large number of customers that the Company deals with and their wide geographical spread. Country risk limits and exposures are continuously monitored.

The provision for impairment of trade receivables is determined on basis of rates, which change according to the age of the customer's debt.

The exposure of other financial assets and liabilities to credit risk is controlled by setting a policy for limiting credit exposure to high-quality counter-parties, continuously reviewing credit ratings, and limiting individual aggregate credit exposure accordingly.

NOTE 3 – FINANCIAL RISK MANAGEMENT (continued):

4) Liquidity Risk.

The Company's subsidiaries must have sufficient availability of cash to meet their obligations. Individual companies are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover cash deficits, subject to Company policies, guidelines and guidance.

b. Fair Value of Financial Instruments:

The fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying value. The fair value of long-term receivables and long-term loans and other long-term liabilities also approximates the carrying value, since they bear interest at rates close to the prevailing market rates.

The carrying amounts and fair values of the financial instruments are as follows:

	Carrying amounts		Fair values	
	31 December		31 December	
	2005	2004	2005	2004
	U.S. dollars in thousands		U.S. dollars in thousands	
Assets:				
Accounts receivable:				
Trade	40,289	43,733	40,289	43,733
Other	6,756	7,291	6,756	7,291
Long-term receivable:		2,773		3,015
	47,045	53,797	47,045	54,039
Liabilities:				
Bank credit (net of current maturities)		44,750		44,750
Accounts payable:				
Trade	17,895	20,257	17,895	20,257
Other(*)	22,162	20,718	22,166	20,705
Loans and credit from banks (including current maturities)	289	35,436	289	35,436
	40,346	121,161	40,350	121,148

* The fair values are based on cash flows discounted using a rate based on borrowings rate of .4.19%.

NOTE 4 – BUSINESS COMBINATIONS:

a. Acquisition of European FS from IFF:

In 2004, the Company completed the acquisition of the FS of IFF in Europe (Note 1ac).

IFF's FS business includes the development and production of unique fruit compounds and other natural products used as natural flavors in the production of a wide variety of food products, such as dairy products, pastries, etc. The FS operations of IFF were carried out in three independent plants, located in Switzerland, Germany and France.

In accordance with the letter of intent, signed between the parties in May 2004, the transaction included the entire European FS operations, except that all of the French employees will be excluded, as it was Frutarom's explicit intention to transfer the French production activity to the German and Swiss production sites. This required IFF to enter into a consultation process with the employees' work council in France, in order for the Company to be able to transfer the French FS operations to Germany and Switzerland and to enable IFF to sell the French FS business to the Company. As a result, and after agreeing on the principal acquisition terms, the parties agreed to proceed with the acquisition of the Swiss and German operations and withhold the process of the French operations acquisition, until IFF completes the consultation process in accordance with the French law.

As detailed below, the acquisition of the German and Swiss operations was completed on 17 August 2004, and the acquisition of the French operations was completed on 29 October 2004.

1) Acquisition of the German and Swiss Operations:

(a) On 17 August 2004, the Company completed the acquisition of the Swiss and German FS operations. According to the purchase agreement, the Company has purchased, through its subsidiaries, the fixed assets, intellectual property, inventory and prepaid expenses of the said plants, in consideration for approximately € 30 million ($ 37 million). The employees of the purchased activity have been transferred to the subsidiaries, and so were the assets and liabilities related to the employees and to their retirement rights, which were evaluated at date of signing the agreement as net liabilities in the amount of approximately € 2.5 million ($ 3.1 million). Accordingly, on 18 August 2004, the Company paid IFF an amount of approximately € 27.5 million ($ 33.9 million).

As of 31 December 2004, the net cost of acquisition of the German and Swiss operations (net of liabilities related to the employees and to their retirement rights, which have been transferred to the subsidiaries) amounted to € 25.8 million ($ 31.8 million). This cost includes purchase expenses in the total amount of € 0.4 million ($ 0.5 million), and is net of adjustments related to the purchase, at the total amount of € 2.2 million ($ 2.6 million).

The original cost of purchase was allocated to acquired tangible and intangible assets and to the acquired liabilities, based on their fair value at date of acquisition and the remaining balance in the amount of $ 2.2 million was allocated to goodwill. The intangible assets recognised included product formulas, customer relationships and goodwill.

NOTE 4 – BUSINESS COMBINATIONS (continued):

(b) On 5 September 2005, the Company and IFF agreed on certain adjustments, under the purchase agreement of the German and Swiss operations amounting to € 2.9 million (app. $ 3.5 million). The adjustments made to the fair value of the fixed assets, inventory, assets and liabilities related to the employees and to their retirement rights at the date of acquisition, decrease the cost of acquisition by the said amount. $ 2.6 million of the above, have already been taken into account in the purchase accounting in 2004 (see a above).

As a result of the abovementioned adjustment, the Company reduced the goodwill arising from the purchase of the operations by € 0.7 million (app. $ 0.9 million). According to the said agreement, the Company received from IFF, during September 2005, an amount of € 2 million ($ 2.5 million) in cash. The remaining balance was set off against the Company's debt to IFF, in accordance with the agreement.

(c) The purchase agreement includes consideration adjustment mechanisms; those mechanisms include, inter alia, an earn-out mechanism, whereunder, the purchase price may decrease or increase by an additional amount of up to € 3.5 million ($ 4.3 million), depending on the results of the purchased operations in the years 2005 and 2006.

As of 31 December 2005, in accordance with the earn-out mechanism, the purchase price of the Swiss and German operations was reduced by € 1.75 million.
As a result of the abovementioned adjustment (app. $ 2.1 million), the Compnay reduced the goodwill arising from the purchase of the operations by € 1.1 (app. $ 1.3 million) and a negative goodwill in the amount of € 0.65 (app. $ 0.8 million) was created for the Company. The amount of negative goodwill was carried directly to income.

(d) The purchase agreement enables the Company to continue manufacturing certain supplementary products to the customers of the purchased operations, in consideration for 50% of the gross profit arising from the sale of those products for a 5-year period commencing at date of purchase. The annual expense arising in respect of this commitment is not material.

(e) The acquisition of the operations as above was financed by short-term bank loans at the total amount of $ 34 million, which were repaid in February 2005.

2) Acquisition of the Operation in France:

(a) On 29 October 2004, the Company completed the purchase of the French FS operations. As initially agreed in the letters of intent, the French operations were purchased for a consideration of approximately € 3.5 million ($ 4.3 million) subject to certain adjustments, including the earn-out adjustment mechanism that was set in the agreement for the purchase of the German and Swiss operations (see a. above). The said purchase concerns the assets of the operations in France (including intangible assets) and does not include transfer of employees. Through the end of 2004, the Company has relocated the manufacturing activities to Germany and Switzerland for the purpose of reducing costs and utilising the synergy between the purchased operations and the Company's activities.

NOTE 4 – BUSINESS COMBINATIONS (continued):

The research and development operations, the marketing and selling operations, which serve the French market, will continue to operate in France.

In November 2004, the Company paid IFF € 3 million ($ 3.8 million) after the parties agreed to adjust the purchase price by an amount of € 0.5 million ($ 0.6 million), due to adjustments made to the fair value of the fixed assets and inventory at the date of acquisition.

The cost of purchase was allocated mainly to acquired tangible and intangible assets, based on their fair value at date of acquisition.

(b) In accordance with the agreement signed in September between the Company and IFF (see also 1b above), the cost of acquisition of the French operations was reduced by € 1.1 million (app. $ 1.4 million). As a result of the abovementioned adjustment, the Company increased the negative goodwill arising from the purchase of the French operations by € 0.6 million (app. $ 0.7 million). The increase in negative goodwill was carried directly to income.

(c) The acquisition of the operations as above was financed by short-term bank loan (granted in Euro) at the total amount of $ 3.8 million. The loan was repaid in February 2005.

3) The results of the purchased of the German and Swiss operations and the France operations for the periods starting 17 August and 2 November 2004 (dates of purchase of operations), respectively, through 31 December 2004 were included for the first time in the consolidated financial statements for the year ended 31 December 2004.

The acquired operations contributed revenues of $ 20,641 thousands, and net income of $ 892 thousands to the Company for the period from 17 August (as to German and Swiss operations), 2004, and 2 November 2004 (as to the to French operations) to 31 December 2004. Had the acquisition of the German , Swiss and French operations occurred on 1 January 2004, Company's revenue for 2004 would have been $ 252,678 thousands, and net profit for that year would have been $ 19,384 thousands.

NOTE 4 – BUSINESS COMBINATIONS (continued):

Assets and liabilities of the purchased German, Swiss and France operations, at the date of acquisition:

	***Fair value**	**Acquiree's carrying amount**
	U.S. dollars in thousands	
Cash and cash equivalents	9	9
Inventories	7,457	9,007
Receivables	337	486
Property, plant and equipment – net	29,161	14,575
Goodwill	2,214	
Negative Goodwill (carried directly to income)	(199)	
Intangible assets	3,136	
Deferred tax assets	1,082	
Current liabilities	(1,946)	(1,624)
Retirement benefit obligations - pensions	(5,899)	(3,326)
Deferred tax liabilities	(274)	
	35,078	19,127

* Prior to the 2005 adjustments to the purchase price, see (1) and (2) above.

The amount of $ 38.2 million, presented in the cash flow statements, includes the amounts receivable from IFF, as above, and does not include accrued purchase expenses.

b. Acquisition of Flachsmann in 2003:

In 2003, the Company completed the purchase of full ownership over Flachsmann through a subsidiary, in consideration for Swiss Francs 23,068 thousands ($ 17,773 thousands). Swiss Francs 20,068 thousands out of the said amount were paid in cash on date of acquisition; Swiss Francs 1.5 million ($ 1,262 thousands) was paid in June 2004 and an additional amount of Swiss Francs 1.5 million ($ 1,170 thousands) was paid in June 2005.

As a result of the acquisition, commencing 30 June 2003, the assets and liabilities of Flachsmann were consolidated for the first time. The consolidated statement of income includes the results of operations of Flachsmann, commencing the said date.

Flachsmann is engaged in developing, manufacturing and marketing flavors and extracts for the food industry as well as herbal extracts for the extracts, flavors and pharmaceutical industries and applications for the food industry.

As part of the said acquisition, the Company has established a plan for the reorganisation of the activities of Flachsmann. This reorganisation plan was designed to reduce costs, merge the marketing activities and utilize the synergy between the Company's and Flachsmann's activities. The plan included the merger of Flachsmann's activities in Canada and Europe with the Company's existing activities, while reducing the number of Flachsmann's employees and also included termination of activities of sites held by Flachsmann. Note 20.

NOTE 4 – BUSINESS COMBINATIONS (continued):

Total cost of the acquisition of Flachsmann – $ 17,912 thousands (translated from Swiss Francs at the exchange rate on the date of acquisition)– including legal fees and other direct fees incidental to the acquisition ($ 139 thousands) - has created for the Company negative goodwill at the total amount of $ 7,599 thousands; (the said amount is net of the related tax of $1,830 thousands).

In 2004, the Company changed the provision for reorganisation, since it managed to reduce reorganisation costs, as against an increase of $ 220 thousands in negative goodwill; (the said amount is net of the related tax of $ 23 thousands).
The amount of negative goodwill was carried to income, commencing the date of acquisition, on a systematic basis, over the remaining weighted average useful life of the identified acquired depreciable assets. On 1 January 2005, in accordance with the transition provisions of IFRS 3, the Company de-recognised the balance of remaining negative goodwill, which has not yet been carried to income – amounting to $ 7,731 thousands (net of deferred taxes de-recognised amounting to $ 1,785 thousands) (Notes 2f and 7).

NOTE 5 – SEGMENT INFORMATION:

a. Business Segment Data:

As at 31 December 2005, and for the year then ended:

	Flavors division	Fine ingredients division	Trade and marketing division	Eliminations	Consolidated
	U.S. dollars in thousands				
Income statement data:					
Sales and other operating income – net:					
Unaffiliated customers	155,605	81,872	6,326		243,803
Intersegment	990	2,728		(3,718)	
Total sales and other operating income	156,595	84,600	6,326	(3,718)	243,803
Segment results – operating income	25,202	8,527	238		33,967
Unallocated corporate expenses					(229)
Operating profit					33,738
Financial expense					(416)
Taxes on income					(6,475)
Net income					26,847
Other data:					
Segment assets	93,558	44,507	2,721		140,786
Unallocated corporate assets					93,080
Consolidated total assets					233,866
Segment liabilities	21,477	8,787	1,077		31,341
Unallocated corporate liabilities					24,717
Consolidated total liabilities					56,058
Cost of purchase of long-term assets – CAPEX	4,258	4,885			
Depreciation and amortisation	3,776	1,918			

NOTE 5 – SEGMENT INFORMATION (continued):

a. **Business Segment Data** (continued):

As at 31 December 2004, and for the year then ended:

	Flavors division	Fine ingredients division	Trade and marketing division	Eliminations	Consolidated
	U.S. dollars in thousands				
Income statement data:					
Sales and other operating income – net					
Unaffiliated customers	110,908	79,120	6,752		196,780
Intersegment		2,612		(2,612)	
Total sales and other operating income	110,908	81,732	6,752	(2,612)	196,780
Segment results – operating income	15,352	6,512	256		22,120
Unallocated corporate expenses					(108)
Operating profit					22,012
Financial expense					(1,347)
Taxes on income					(4,909)
Net income					15,756
Other data:					
Segment assets	105,291	51,170	2,777		159,238
Unallocated corporate assets					54,502
Consolidated total assets					213,740
Segment liabilities	17,199	7,959	1,076		26,234
Unallocated corporate liabilities					108,853
Consolidated total liabilities					135,087
Cost of purchase of long-term assets – CAPEX	1,689	2,179			
Depreciation and amortisation	2,588	2,152			

NOTE 5 – SEGMENT INFORMATION (continued):

a. **Business Segment Data** (continued):

As at 31 December 2003, and for the year then ended:

	Flavors division	Fine ingredients division	Trade and marketing division	Eliminations	Consolidated
			U.S. dollars in thousands		
Income statement data:					
Sales and other operating income - net					
Unaffiliated customers	68,199	64,639	6,478		139,316
Intersegment		2,334		(2,334)	
Total sales and other operating income	68,199	66,973	6,478	(2,334)	139,316
Segment results - operating income	8,468	4,385	236		13,089
Unallocated corporate expenses					(524)
Operating profit					12,565
Financial expenses					(996)
Taxes on income					(3,535)
Net income					8,034
Other data:					
Cost of purchase of long-term assets	976	1,396			
Depreciation and amortisation	1,411	2,070			
Non-cash income	69				

NOTE 5 – SEGMENT INFORMATION (continued):

b. Information on Business and Geographical Segments:

1) Business Segments.

For management purposes, the Company is organised on a worldwide basis into two major operating activities: the Flavor Division and the Fine Ingredients Division. Another operating activity is the Trade and Marketing, which is incorporated as a separate company in Israel (each division is considered to be a business segment – Note 2d).

The Flavor Division is engaged in the development, manufacturing, marketing and sale of flavors, compounds and food systems. The Fine Ingredients Division is engaged in the development, manufacturing, marketing and sale of natural flavors extracts, natural functional food ingredients, natural pharma-/nutraceutical extracts, specialty essential oils and citrus products, aroma chemicals, natural gums and peptide building blocks.

The Trade and Marketing activity focuses in trade and marketing of raw materials produced by third parties to customers in Israel. The divisions are the basis on which the Company reports its primary segment information.

2) Geographical Segments.

The Company has operating production facilities in Europe, North America (mainly the U.S.A.), Israel and Asia. In addition, the Company has 20 research and development laboratories and sells and markets its products principally through its 35 sales and marketing offices.

The trade and marketing operations of raw materials are carried out in Israel by a subsidiary of the Company, which imports products not produced by Frutarom Ltd.

3) Sales by Destination Based on Customer Location

Following are data regarding the distribution of the Company's consolidated sales by geographical market, based on customer locations:

	Year ended 31 December		
	2005	2004	2003
	U.S. dollars in thousands		
Israel	30,983	27,269	24,897
North America	30,285	30,337	28,896
Europe	143,259	102,247	53,626
Asia and the Far East	24,784	24,408	23,133
Other countries	14,492	12,519	8,764
	243,803	196,780	139,316

NOTE 5 - SEGMENT INFORMATION (continued):

4) Assets and Additions to Property, Plant, Equipment, and Intangible Assets by Geographical Area

Following are data reflecting the carrying value of segment assets and additions to property, plant, equipment, and intangible assets by geographical area in which the assets are located:

	Carrying value of segment assets		Additions to, property, plant equipment, and intangible assets	
	31 December		Year ended 31 December	
	2005	2004	2005	2004
	U.S. dollars in thousands			
Israel	88,068	64,492	**2,520	2,161
North America	16,382	16,611	**2,986	421
Europe	126,013	129,979	7,721	*37,577
Other countries	3,403	2,658	253	113
	233,866	213,740	13,480	40,272

* Including segment assets of FS (Note 4a).

** Including assets acquired from other segments.

5) Segment Assets and Liabilities.

Segment assets include all operating assets used by a segment and consist principally of receivables, inventories, property, plant and equipment and intangible assets, net of impairments and provisions. While most such assets can be directly attributed to individual segments, the carrying value of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities include all operating liabilities and consist principally of trade payables, wages, and taxes currently payable and accrued liabilities (including severance pay).

6) Inter-Segment Transfers.

Segment revenue, segment expenses and segment results include transfers between business segments and between geographical segments. Such transfers are accounted for at normal terms and conditions charged to unaffiliated customers for similar goods. Such transfers are eliminated in consolidation.

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT:

a. Composition of Assets, Grouped by Major Classifications, and Changes Therein is as Follows:

2005:

	Cost					Accumulated depreciation					Depreciated balance
	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	31 December 2005
	U.S. dollars in thousands					U.S. dollars in thousands					
Land and buildings	57,021	1,234	4,279	(5,369)	48,607	3,384	1,324		31	4,739	43,868
Machinery and equipment	58,784	6,248	151	(3,557)	61,324	21,734	4,886	113	(701)	25,806	35,518
Vehicles and forklifts	2,285	468	235	(66)	2,452	859	302	174	(8)	979	1,473
Furniture and office equipment (including computers)	8,274	3,983	153	(643)	11,461	5,659	890	108	(246)	6,195	5,266
Leasehold improvements	3,204	68		(164)	3,108	1,249	133		(54)	1,328	1,780
	129,568	12,001	4,818	(9,799)	126,952	32,885	7,535	395	(978)	39,047	87,905

* Arising from differences from translation of foreign currency financial statements of subsidiaries.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT:

a. Composition of Assets, Grouped by Major Classifications, and Changes Therein is as Follows:

2004:

	Cost						Accumulated depreciation					Depreciated balance
	Balance at beginning of year	Additions during the year	Retirements during the year	Acquisition of the FS from IFF (see Note 4a)	Other*	Balance at end of year	Balance at beginning of year	Additions during the year	Retirements during the year	Other*	Balance at end of year	31 December 2004
	U.S. dollars in thousands						U.S. dollars in thousands					
Land and buildings	36,680	1,080		15,545	3,716	57,021	2,574	784		26	3,384	53,637
Machinery and equipment	40,742	3,296	(270)	12,583	2,433	58,784	16,781	4,524	(126)	555	21,734	37,050
Vehicles and forklifts	1,828	778	(454)	98	35	2,285	928	210	(281)	2	859	1,426
Furniture and office equipment (including computers)	6,341	747	(39)	935	290	8,274	4,618	942	(34)	133	5,659	2,615
Leasehold improvements	3,037	59			108	3,204	1,069	151		29	1,249	1,955
	88,628	5,960	(763)	29,161	6,582	129,568	25,970	6,611	(441)	745	32,885	96,683

* Arising from differences from translation of foreign currency financial statements of subsidiaries and from adjustment to purchase price of Flachsmann (Note 4b).

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT (continued):

b. **Rights in Land:**

1) The land on which the plants of an Israeli subsidiary, a U.S. subsidiary, a Swiss subsidiary, a German subsidiary, and a U.K. subsidiary are located, is under the ownership of the Company.

2) Through 31 December 2005, the Company paid an amount of $ 1,289 thousands in respect of development of the land located in the Sagie 2000 industrial zone. As to capitalized lease fees paid in respect of the land – see Note 16a2).

c. The Company plans to expand its Haifa bay plant through a total investment of approximately $ 2.5 million, as part of a plan approved by the Israeli Investment Centre, in accordance with the Law for Encouragement of Capital Investments, 1959 (Note 12a).

The Company has another plan for expansion of its plant, at a total investment of $ 2.5 million, under the amendment to the Law for the Encouragement of Capital Investments, as published in April 2005 (Note 12c). Through 31 December 2005, Frutarom Ltd. invested approximately $ 2.8 million out of the said expansion plans.

d. A subsidiary has a plan for the erection of a new plant in the Emek Izrael Sagie 2000 industrial zone in the north of Israel, at a total investment of up to $ 18 million. The Investment Centre has approved this plan as part of the expansion of existing Company plants, in accordance with the Law for Encouragement of Capital Investments, 1959 (Note 12c). Implementation of investment is to be financed by investment grants of up to $ 4 million.

e. In 2001, the Company decided to change its original plan of use and postpone the date of operating of certain assets, in the amount of approximately $ 1,662 thousands, which have been acquired in 2000; accordingly, the Company reassessed the recoverability of the assets and recognised impairment losses in the amount of $ 448 thousands, $92 thousands and $ 97 thousands in 2001, 2002 and 2004, respectively, in respect of the said assets, computed on the basis of net selling price of the assets, which was determined by reference to an active market. The assets are expected to become operational during 2006.

f. As to pledges on assets –Note 13.

NOTE 7 – INTANGIBLE ASSETS:

	Original amount		Amortised balance	
	31 December		31 December	
	2005	2004	2005	2004
	U.S. dollars in thousands			
Product formulas	9,800	10,415	7,210	8,210
Goodwill	3,091	5,719	1,786	4,332
Customer relations	1,884	2,184	1,618	2,096
Trademarks	245	274	190	226
Negative goodwill		(11,105)		(9,516)
	15,020	7,487	10,804	5,348

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 7 – INTANGIBLE ASSETS (continued):

	Product formulas	*Goodwill	Negative goodwill	Customer relations	Trademarks	Total
	U.S. dollars in thousands					
Changes in year ended 31 December 2004:						
Opening net book amount	7,156	1,955	(9,465)		223	(131)
Adjustment to purchase price of Flachsmann (Note 4b)			(243)			(243)
Acquisition of the FS business from IFF (Note 4a)	1,152	2,214		1,984		5,350
Exchange differences	481	371	(777)	195	16	286
Amortisation charge (Note 2f)	(579)	(208)	969	(83)	(13)	86
Closing net book amount	8,210	4,332	(9,516)	2,096	226	5,348
De-recognition of the balance of recognised negative goodwill (Note 2f)			9,516			9,516
Changes in year ended 31 December 2005:						
Adjustment to purchase price of IFF's FS business (Note 4a)		(2,271)				(2,271)
Additions	229	103				332
Exchange differences	(689)	(376)		(278)	(23)	(1,366)
Amortisation charge (Note 2f)	(540)	(2)		(200)	(13)	(755)
Closing net book amount	7,210	1,786	-,-	1,618	190	10,804

* Goodwill is allocated to the Flavor division segment in the U.K.
For the purpose of the annual impairment test, the recoverable amount of the relevant cash generating unit was based on value-in-use calculations. These calculations use pre-tax discount rate of 13%, weighted average growth rate of 2% and budgeted gross margin of 31%.

NOTE 8 – LONG-TERM LOANS AND CREDIT FROM BANKS:

a. The long-term loans and credit may be classified by currency of repayment, linkage terms and interest rates, as follows:

	Weighted interest rates as of 31 December 2005	31 December 2005	31 December 2004
		U.S. dollars in thousands	
Revolving credit facilities(1):			
U.S. dollar			14,181
Swiss Francs(2)	3.25%	289	13,500
Loans:			
U.S. dollar			2,067
Pound sterling			5,688
		289	35,436
Less – current maturities		(289)	5,605
		-,-	29,831

NOTE 8 – LONG-TERM LOANS AND CREDIT FROM BANKS (continued):

(1) Including agreements with banks whereunder the banks will extend Israeli, U.S., U.K., and Swiss subsidiaries revolving credit facilities.

As of 31 December 2005, the unutilized credit balances of Israeli, U.S., U.K., and Swiss subsidiaries are $ 10,000 thousands, $ 10,000 thousands, $ 1,380 thousands, and $ 12,464 thousands, respectively.

(2) The balance was repaid in January 2006.

b. During 2005, the Company used the consideration it received in respect of the issuance of shares (Note 11b), to repay all the long-term bank loans and credit from banks.

NOTE 9 – RETIREMENT BENEFIT OBLIGATIONS:

a. Labour laws and agreements in Israel and abroad require the subsidiaries of the Company to pay severance pay and/or pensions to employees dismissed or retiring from their employ in certain other circumstances. The Israeli companies' liability is covered mainly by regular contributions in defined contribution plans. The amounts funded as above are not reflected in the balance sheets since they are not under the control and management of the companies.

b. Under the agreement with its employees, the U.S. subsidiary financed a defined benefit plan. As part of the collective agreement signed between the Company's subsidiary and the industrial labour union on 13 October, 2000, the U.S. subsidiary suspended the said plan and joined, as from that date, a comprehensive pension plan of the labour union, which is a defined contribution plan.

The U.S. subsidiary will continue financing its existing liabilities under the suspended pension plan. The amount of liability for employee rights upon retirement and amounts funded, as presented in the consolidated accounts, reflect the U.S. subsidiary's liability in respect of the suspended plan.

c. The Swiss and German subsidiaries have a liability for payment of pension to employees in Switzerland and Germany under a defined benefit plan. The said liabilities have been transferred to these subsidiaries as part of the FS and Flachsmann acquisitions in 2004 and 2003, respectively (Note 4). The Swiss and German subsidiaries make deposits with pension plans in respect of these liabilities. The amount of the liability for pension (net) included in the balance sheet reflects the difference between the two following components, computed as follows:

1) The liability for pension payment is computed on the basis of the balance of the liability at date of acquisition of the FS and Flachsmann, with the addition of service expenses and interest expenses (computed in accordance with rate of capitalisation as of balance sheet date) and net of the amounts paid in the period in respect of pension.

NOTE 9 - RETIREMENT BENEFIT OBLIGATIONS (continued):

2) The assets of the pension fund are computed based on the balance of the assets at date of acquisition of the FS and Flachsmann, with the addition of the expected yield on the fund's assets and the deposits made with the pension fund in the period, net of the amounts paid in the period in respect of pension.

d. The following amounts related to employee remuneration and benefits are included in determining operating profit:

	2005	2004	2003
	U.S. dollars in thousands		
Wages and salaries	46,632	36,182	23,295
Social security costs	5,285	5,300	3,971
Post-employment benefits: defined benefit plans	1,192	1,560	374
Post-employment benefits: defined contribution plans	1,551	517	727
Termination benefit expenses	168	173	231
Compensation under stock option plans and other employee benefits	2,749	4,086	2,115
Total employees' remuneration	57,577	47,818	30,713

At year-end, the Company employed 1,016 people (977 and 782 people, respectively, in 2004 and 2003).

Amounts recognised in the income statement for post-employment defined benefit plans consist of the following:

	2005	2004	2003
	U.S. dollars in thousands		
Current service cost	1,736	1,492	550
Interest cost	1,709	1,041	488
Actual return on plan assets – U.S. and German subsidiaries	(171)	(185)	(417)
Expected return on plan assets – Swiss and German subsidiaries	(1,253)	(774)	(318)
Employees' contributions	(856)	(280)	
Net actuarial losses recognised	27	266	71
Total included in employees' remuneration	1,192	1,560	374

Changes during the year in the net asset (liability) recognised in the balance sheet for post-employment defined benefit plans were as follows:

	2005	2004
	U.S. dollars in thousands	
At 1 January	8,502	1,232
Total expenses included in employees' remuneration	1,192	1,560
Changes in Company organisation -FS acquisition		5,899
Contributions paid	(899)	(900)
Currency translation effects and others	(1,020)	711
At 31 December	7,775	8,502

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 9 – RETIREMENT BENEFIT OBLIGATIONS (continued):

The following amounts were recognised in the balance sheet for post-employment defined benefit plans:

	31 December	
	2005	2004
	U.S. dollars in thousands	
Recognised liability for actuarial present value of unfunded obligations due to past and present employees:		
Actuarial present value of funded obligations due to former employees and present employees	39,712	45,062
Plan assets held in trusts at fair value	(33,071)	(36,733)
Plan assets over (under) actuarial present value of funded obligations	6,641	8,329
Unrecognised actuarial gains	1,134	173
Recognised liability for funded obligations due to past and present employees	7,775	8,502

Amounts recognised in the balance sheet for post-employment defined benefit plans are predominantly non-current and are reported as non-current assets and non-current liabilities.

The Company operates defined benefit schemes in several countries for which the actuarial assumptions vary based on local economic and social conditions. The assumptions used in the actuarial valuations of the defined benefit plans, were as follows:

	U.S.A.			Germany		Switzerland		
	2005	2004	2003	2005	2004	2005	2004	2003
Discount rates	5.75%	5.75%	6%	4%	4.75%	3%	3.75%	3.75%
Projected rates of remuneration growth				2%	3%	0.80%	2%	2%
Expected rates of return on plan assets		6.75%	6.75%	5%	3%	3.40%	4%	4%

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES:

a. Commitments:

1) Lease Commitments:

Some of the premises, warehouses and a site in the U.K. occupied by the Company are rented under various operating lease agreements. The lease agreements for the premises expire on various dates between 2005 and 2013.

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

Minimum lease commitments of the Company and its subsidiaries under the above leases, at rates in effect on 31 December 2005, are as follows:

	$ in thousands
Year ending 31 December:	
2006	1,258
2007	730
2008	571
2009	349
2010	349
2011-2013	1,048
	4,305

Rental payments for the premises in Israel and in the U.K. are payable in U.S. dollars and in the U.K. in Pounds Sterling, respectively.

Rental expenses totaled $ 1,877 thousands, $ 1,426 thousands and $ 1,298 thousands, in the years ended 31 December 2005, 2004, and 2003, respectively. The rental expenses for 2005 include $ 456 thousands in respect of premises for which the rental agreements are renewed every year.

2) Royalty Commitments:

(a) Frutarom Ltd. and the Ben Gurion University (hereafter – the University) entered into agreement for cooperation in the biotechnology field. Under the agreement, Frutarom Ltd. will produce and market certain products based on unique knowledge developed by the University and will pay the University (for a period of 15 years) royalties at the rate of 1%-3% of the sale of products developed. The Company paid royalties amounting to $ 11 thousands, $ 6 thousands, and $ 6 thousands, in the years ended 31 December 2005, 2004 and 2003, respectively.

(b) Frutarom Ltd. is committed to pay royalties to the Government of Israel on proceeds from sales of products in the research and development of which the Government participates by way of grants. Under the terms of Company's funding from the Israeli Government, royalties of 3%-5% are payable on sales of products developed from a project so funded, up to 100% of the amount of the grant received by the Company (dollar linked); as from 1 January, 1999 – with the addition of an annual interest rate based on Libor.

The maximum royalty amount payable by Frutarom Ltd. at 31 December 2005 is $ 577 thousands.

b. Contingent Liabilities:

1) Reimbursement of expenses arising from raise of capital

As part of a capital raise made by the Company in the London Stock Exchange (see note 11c), the Company and the Bank of New York (hereafter – the bank) signed, in February 2005, an agreement, whereunder the bank would allocate the GDRs issued in the LSE as part of the above capital raise, and would serve as the trustee for those GDRs.

NOTE 10 – COMMITMENTS AND CONTINGENT LIABILITIES (continued):

In consideration, the bank agreed to undertake the expenses arising from the said raise of capital ($ 810 thousands); under this agreement, the bank also undertook to bear further expenses of up to $ 270 thousands, relating to quoting the GDRs in future years.

Under the said agreement, the Company might be required to reimburse the expenses paid by the bank (with the addition of $ 500 thousands) if one of the suspending conditions of the agreement, which pertain to cease of quoting the GDRs, the reduction of such quoting, or a change in ownership, is met. Under the agreement, such reimbursement of expenses might be required for a seven-year period, commencing the date of capital raise.

Since not all the suspending conditions specified in the agreement are under the control of the Company, and in light of the uncertainties concerning this matter, the Company included in its accounts relating to issuance of the GDRs, and recognised a liability to the bank in an amount that is equal to the total amount paid by the bank in respect of capital raise expenses (Note 19).

Should the Company not be required to reimburse the expenses as above, the said amount would be credited to Company's shareholders' equity.

2) Legal Procedures against the Company and Subsidiaries

(a) In September 2001, Pikanti Meat Industries (1982) Ltd. and Hevrat Nitsolat Hacartel Ltd. (the "Plaintiffs"), lodged a claim for damages against Osem Food Industries Ltd. of the Nestle group and 16 other leading companies in the Israeli food industry (including Frutarom Trade and Marketing (1990)). The Plaintiffs claim that the defendants have created a cartel to destroy the activity of the Plaintiffs; they also claim that at a certain date the defendants ceased to supply them goods. In the opinion of Company's management, based on the opinion of its legal advisors, the claim has no factual basis. Total amount claimed was $ 108 million; the amounts claimed from each defendant was not specified. Since the plaintiffs did not pay the court fees, in 2003, the claim was cancelled.

In January 2004, the Plaintiffs lodged a new claim with a similar cause of action against Frutarom Trade and Marketing (1990) and 28 other companies. The amount claimed was $ 217 million. The Plaintiffs attached to the claim an application for remission from payment of court fees. This application was rejected by the Court and so was the plaintiff's appeal against the Court's rejection of the said application. The Company's management believes, based on its legal counsel's opinion, that the claim is a vexatious and frivolous claim, has no factual basis, that the facts included therein concerning Frutarom are in themselves erroneous, and that the chances that the application will be allowed and that the claimants will prevail in the claim are remote.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

(b) A number of claims and third party notices have been filed against the Company. The claims are for bodily injury and economic damages, which the plaintiffs allege resulted from the pollution of the Kishon River, for which – according to the plaintiffs – the Company was among those responsible. Company's management believes, based on the opinion of its legal counsel, that the chances that the plaintiffs will prevail in the claims are remote. Company also believes that even if it will be found liable due to the circumstances of the said claim, the potential damage that might arise to the Company is immaterial, due to the large number of defendants, the very small quantity of effluents discharged by the Company during the relevant years (about 0.01% of total effluents discharged by the other defendants); due to the fact that effluents discharged by the Company cannot cause the damages allegedly caused and due to the period during which effluents were discharged by the Company compared with the other defendants. Commencing in 2000, the Company discontinued discharge of all effluents to the Kishon River.

Set forth below are the claims filed against the Company concerning the pollution of the Kishon River:

(1) As part of a claim, the amount of which was not specified, and which was filed by a former serviceman in the Israeli navy and other plaintiffs against Haifa Chemicals Ltd. ("HCL") for alleged bodily injury caused to the plaintiffs while diving in the Kishon River in the course of their military service, HCL sent the Company and other parties third party notices; in these notices, HCL demands that if the Court will find it liable for the damages caused to the plaintiffs, the third parties will bear part of the compensation to be paid to the plaintiffs, since those third parties were among those responsible for the pollution.

(2) As part of a claim, the amount of which was not specified, and which was filed by fishermen who developed cancer and by their relatives against HCL and other parties, for alleged bodily injury, allegedly caused as a result of the pollution of the Kishon River by the defendants, the defendants sent the Company and other parties third party notices; in these notices, the defendants demand that if the Court will find them liable for the damages caused to the plaintiffs, the Company and the other parties will bear part of the compensation to be paid to the fishermen and/or indemnify the defendants for payment of such compensation. The number of plaintiffs participating in this claim increases from time to time, since other fishermen, who developed cancer continue to join the claim.

(3) Claims in the total amount of $ 2 million have been lodged against the Company and other parties by the owners of passengers and fishing vessels operating in the Haifa Bay and in the Kishon River for damages allegedly caused to the vessels due to discharge of industrial effluents to the Kishon River and for loss of profits due to the said discharge of effluents. The parties to those claims have recently reached a compromise, and the amounts the Company bore in respect of the claims were immaterial.

NOTE 10 - COMMITMENTS AND CONTINGENT LIABILITIES:

(4) A class action was filed against the HCL and other entities, under Section 10 to the Law for the Abatement of Environmental Nuisances (Civil Claims), 1992. According to the claim, the defendants have been polluting the Kishon River, in such a manner as to interfere with the activities of the plaintiffs, and that the pollution causes the destruction of natural resources and poses a real danger to public health. The claimants request the Court to order the cessation of the discharge of effluents into the Kishon River and the restoration of the river to its state prior to the discharge of the effluents. Some of the defendants sent the Company and other parties third party notices; in those notices the defendants claim that if they will be required to bear the expenses incidental to restoration of the Kishon River to its state prior to the discharge of effluents as above, the Company and the other parties will be required to indemnify them in respect of those expenses.

(5) On 15 January 2004, Israel Shipyards Ltd. lodged a claim in the amount of $ 4.8 million against the Company and 11 other entities for economic damages allegedly caused as a result of the discharge of effluents to the Kishon River.

(c) In addition to the aforementioned, subsidiaries of the Company are a party to legal procedures in the ordinary course of business; in the opinion of Company's management the said legal procedures do not materially affect the Company's financial position. Some of the claims are covered by insurance policies and in respect of the other claims, the Company has fully provided in its accounts.

3) On 1 June 2003, the amendment to Section 15 of the Documents Stamp Duty Law, 1961 (hereafter – the Stamp Duty Law) came into effect. The amendment added one type of document to the list of documents included in Section 15 to the Stamp Duty Law, and removed from the said list of documents other types of documents.

The Stamp Duty Law is a technical law that levies a tax at a certain amount or rate on documents specified in the schedule to the said law. In the summer of 2004, the Tax Authorities started sending to certain companies, specific demands to present certain agreements. In September 2004, a petition has been filed to the High Court of Justice, requesting the Court to issue warrants, which prohibit, inter alia, the Tax Authorities to demand from the public to provide it with agreements; the petition also requests that the said order will oblige the Tax Authorities to publish in public their interpretive position concerning this issue before attempting the enforcement of the law in accordance with the Tax Authorities' interpretation to the said amendment.

In September 2005, the said petition was rejected and the petitioners agreed to this rejection.

As of the date of issuance of the financial statements, the company did not receive any request from the Tax Authorities to provide it with any documents concerning the said matter.

In the opinion of Company's management and its legal advisors, the Company has legal arguments against a potential demand for payment of stamp tax under the said law in respect of documents signed subsequent to 1 June 2003 through August 2004 (date in which the change in enforcement policy regarding the law was published in public).

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 11 - SHAREHOLDERS' EQUITY:

a. Share Capital:

1) Composed of ordinary shares of NIS 1 par value, as follows:

	Number of shares in thousands	
	31 December	
	2005	2004
Authorized	100,000	60,000
Issued and paid	56,976	46,276

Company registered shares are quoted on the TASE at NIS 35.30 per share as of 31 December 2005. Commencing February 2005 the GDRs are also quoted on the LSE.

2) Ordinary Company shares of NIS 1 par value, held by its subsidiary – Frutarom Trust Ltd. - and included in the breakdown of shares presented above constitute 1.42% (819,339 shares) and 1.72% (807,679 shares) of the balance of ordinary issued and paid shares of this type as of 31 December 2005 and 2004, respectively.

b. Capital Raise:

1) On 22 February 2005, the Company completed a public offering in the London Stock Exchange, in which it raised capital in the total amount of $ 76 million (net of issuance costs at the amount of $ 5 million) as against the allocation of 10,600,000 ordinary Company shares and of listing of Global Depositary Receipts (hereafter – GDRs) in the official list of the UK Listing Authority; each GDR represents one Company share; the price per share was $ 7.63.

   The allocation of shares and GDRs has taken place in two stages: in the first stage, on 8 February 2005, 10,000,000 Company shares were issued and GDRs were listed as above. In the second stage, on 22 February 2005, the underwriters fully exercised an option they were granted in the first stage, for the sale of additional 600,000 shares, at the price mentioned above.

   Commensurate with the said allocation, ICC Handles AG of the ICC group – the Company's controlling shareholder – sold 2,600,000 existing Company shares at the price mentioned above. The Company did not receive any consideration in respect of the shares sold by ICC Handles AG.

2) In July 2003, the Company completed a private placement in which it raised $ 11,632 thousands (net of issuance costs amounting to $ 104 thousands) from institutional investors, as against issuance of 5,135 thousands ordinary shares of NIS 1 par value.

NOTE 11 – SHAREHOLDERS' EQUITY (continued):

c. **Employee Share Option Plan for Senior Employees of Subsidiaries:**

1) In 1996, the Company's Board of Directors approved an employee stock purchase plan (the "1996 Plan"), whereunder a subsidiary purchases Company shares in the TASE, for the purpose of granting the shares to senior employees of the Company.

The rights to purchase the shares are granted to the employees twice a year. The senior employees have the right to exercise the shares they were granted at the end of the vesting period. The vesting period of the shares granted under this plan is spread over three equal, annual batches: one year, two years and three years from date of grant.
In any case, an employee's right, as above, expires six years from the date such right was granted.

The exercise price is determined in accordance with the batch in which the shares were purchased. The exercise price for each batch constitutes 33% of the average price paid by the subsidiary upon purchase of Company shares.

In 2003, due to changes in the Israeli Tax Ordinance, the Company's Board of Directors approved a new employee share option plan (the "2003 Plan"), which replaces the 1996 Plan. The terms of the shares granted under the 2003 Plan, during year the 2003, are similar to the terms of the shares granted under the 1996 Plan.

2) Set forth below are data regarding the rights for shares under the 1996 Plan and the 2003 Plan, which have not yet been exercised by Company employees, as of 31 December 2005:

Year of grant	Number of shares in respect of which the vesting period ended	Number of shares in respect of which the Vesting period has not yet ended	Exercise price $
2000	6,425		0.29-0.30
2001	35,107		0.26-0.28
2002	155,050		0.36-0.38
2003	84,277	60,076	0.74-1.28
2004	48,325	115,939	1.45-1.76
2005		189,973	2.43-2.49
	329,184	365,988	

As of 31 December 2005, the remaining amount of compensation, computed as the excess or the fair value of the said ordinary shares granted to employees over the exercise price at the date of grant not yet recorded as expenses in the income statements, is approximately $ 928 thousands. The said remaining compensation will be charged to income using the accelerated method over the remaining vesting period.

As to shares granted to a manager in the Company - Note 23a2).

NOTE 11 – SHAREHOLDERS' EQUITY (continued):

The changes in the number of rights for shares outstanding and their related weighted average exercise prices are as follows:

	2005		2004		2003	
	Average exercise price in U.S. $ per share	Rights for shares	Average exercise price in U.S. $ per share	Rights for shares	Average exercise price in U.S. $ per share	Rights for shares
At 1 January	0.87	763,961	0.51	909,699	0.32	920,828
Granted	2.46	191,613	1.69	203,669	1.04	219,168
Forfeited	0.74	(67,019)	0.46	(32,621)	0.35	(32,771)
Exercised	0.51	(193,383)	0.32	(316,786)	0.26	(197,526)
At 31 December	1.33	695,172	0.87	763,961	0.51	909,699

The following table summarises information about share rights outstanding at 31 December 2005:

Share rights outstanding			Share rights exercisable		
Range of exercise prices	Number outstanding at 31 December 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 31 December 2005	Weighted average remaining contractual life
$		Years	$		Years
0.29	2,592	0.25	0.29	2,592	0.25
0.30	3,833	0.75	0.30	3,833	0.75
0.26	10,596	1.25	0.26	10,596	1.25
0.28	24,511	1.75	0.28	24,511	1.75
0.36	31,896	2.25	0.36	31,896	2.25
0.38	123,154	2.75	0.38	123,154	2.75
0.74	73,724	3.25	0.74	41,047	3.25
1.28	70,629	3.75	1.28	43,230	3.75
1.45	89,743	4.25	1.45	24,124	4.25
1.76	74,521	4.75	1.76	24,200	4.75
2.43	89,773	5.25			
2.49	100,200	5.75			
	695,172			329,183	

3) On 21 December 2003, the Company's Board of Directors resolved to issue 1,200 thousands ordinary shares of NIS 1 par value, to be registered for trade in TASE and to be allotted to senior executive employees.

On 18 January 2004, the Company allotted 900 thousands shares to senior employees, as part of the said resolution. The market value of Company's shares at date of allotment was NIS 19.64.

The allotted shares are to be held by a trustee. As from the date of allotment, the shares vest in equal batches, as follows: half a year (1 July 2004), one year (1 January 2005), two years (1 January 2006) and three years (1 January 2007).

NOTE 11 – SHAREHOLDERS' EQUITY (continued):

In consideration of the shares, the employees paid NIS 5 per share, using a non-recourse loan they received for that purpose from the Company. In case that an employee as above will not complete the vesting period, the Company will repurchase from that employee the shares as against the offset of the employee's debt to the Company. The loans to the employees are in NIS and they are unlinked and bear no interest. The loans are repayable upon sale of the share, or within 60 days from termination of the employee's employment, whichever is earlier, but not later than 1 January 2010.

Through 31 December 2005, the employees repaid a total of $ 222 thousands out of the loans they were granted (2005 - $ 111 thousands, 2004 - $ 111 thousands).

In June 2005, a senior employee resigned his office in the Company. The Company repurchased from the employee 125,000 shares, the vesting period of which has not yet been completed, as against the employee's debt to the Company.

The shares will be released to the senior employees upon payment of the said loans (an amount of NIS 5 per each share released), but not before the end of the vesting period.

The fair value of the allotted shares – computed using the Black & Scholes shares valuation model, amounted at date of grant to U.S. $ 3,024 thousands. This value is based on the following assumptions: expected dividend at a rate set to 0% in all years (as the employees are also entitled to dividend), standard deviation of expected share price returns of 33% - 39%, annual risk-free interest at a rate of 1.24%, 1.24%, 1.76% and 2.27% (in accordance with the option's expected life) and an expected average option life until exercise: six months for the first batch, one year for the second batch, two years for the third batch and three years for the fourth batch.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of weekly share price over the last six months, one year, two years and three years (in accordance with the vesting periods of the batches).

As to shares granted to manager in the Company – Note 23a2).

d. Allotment of Options to Senior Employees

On 17 May 2004, the Company's Board of Directors approved, as part of the 2003 Plan (Note 12c) and as part of the Board of Directors' resolution to issue 1.2 million ordinary shares, the allotment of 150,000 non-marketable options (the "Options") to a senior employee of the Company; each option is exercisable into one ordinary share of NIS 1 par value.

The said options are to be held by a trustee and they will be granted to the employee in equal batches at the end of the vesting period. The vesting periods are as follows: the first batch vests on 9 October 2004; the second on 9 October 2005; the third on 9 October 2006 and the fourth on 9 October 2007. In any case, the employee's right to exercise the options expires six years from date of grant (on 17 May 2010). The exercise price was set to NIS 10.87. The market value of the Company's shares at date of allotment was NIS 20.94. On 16 June 2004, the Tel-Aviv Stock Exchange approved the registration of 150,000 Company shares of NIS 1 par value, which will arise from exercise of the said options.

NOTE 11 - SHAREHOLDERS' EQUITY (continued):

The fair value of the allotted shares – computed using the Black & Scholes shares valuation model, amounted at date of grant to U.S. $ 346 thousands. This value is based on the following assumptions: expected dividend at a rate set to 0% in all years (as the employee is also entitled to dividend); standard deviation of expected share price returns of 33.3%, - 39.5%, annual risk-free interest at a rate of 1.74%, 1.74%, 2.82% and 3.1% (in accordance with the option's expected life) and an expected average option life until exercise: five months for the first batch, seventeen months for the second batch, twenty nine months for the third batch and fourty one months for the fourth batch.

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of weekly share price over the last five months, seventeen months, twenty nine months and forty one months (in accordance with the vesting periods of the batches).
As to allotment of options to senior employees on 2 January 2006 – Note 24b.

Effective 1 January, 2004, the Company early adopted IFRS 2 (issued – 2004) – Share Based Payments. Accordingly the Company is applying fair value accounting, to recognise compensation costs, relating to the employee services, that will be received for the grant of shares and options, as above (Note 2).

e. Dividend and Retained Earnings

The amounts of the dividend paid presented in the statement of changes in shareholders' equity are net the share of a subsidiary holding Company shares (Note 2k). The subsidiary's share in the dividend is $ 23 thousands, $ 19 thousands, and $ 20 thousands in 2005, 2004 and 2003, respectively.

In determining the amount of retained earnings available for distribution as a dividend, the Companies Law stipulates that the cost of the Company's shares acquired by a subsidiary (that are presented as a separate item on the statement of changes in shareholders' equity) have to be deducted from the amount of retained earnings presented among Company's shareholders' equity.
As to dividend declared subsequent to balance sheet date – Note 24c.

NOTE 12 -TAXES ON INCOME:

a. Corporate taxation in Israel

1) Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments) Law, 1985 (hereafter - the inflationary adjustments law)

Under the inflationary adjustments law, results for tax purposes are measured in real terms, having regard to the changes in the CPI. The Company and the Israeli subsidiaries are taxed under this law.

2) Tax rates

The income of the Company and its Israeli subsidiaries (other than income from "approved enterprises", see b. below) is taxed at the regular rate. Through December 31, 2003, the corporate tax was 36%. In July 2004, Amendment No. 140 to

NOTE 12 -TAXES ON INCOME (continued):

the Income Tax Ordinance was enacted. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced from 36% to 30%. In August 2005, a further amendment (No. 147) was published, which makes a further revision to the corporate tax rates prescribed by Amendment No. 140. As a result of the aforementioned amendments, the corporate tax rates for 2004 and thereafter are as follows: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26% and for 2010 and thereafter – 25%.

As a result of the changes in the tax rates, the Company adjusted - in each of the years 2004 and 2005 – at the time the aforementioned amendments were made, its deferred tax balances, in accordance with the tax rates expected to be in effect in the coming years; the effect of the change has been carried to income on a current basis.

Capital gains (other than the real capital gain on the sale of marketable securities - which is subject to tax at the regular rates) are taxed at a reduced rate of 25% on the capital gains derived after January 1, 2003, and at the regular corporate tax rates on the gains derived through the aforementioned date.

b. Subsidiaries outside Israel

Subsidiaries that are incorporated outside of Israel are assessed for tax under the tax laws in their countries of residence. The principal tax rates applicable to subsidiaries outside Israel are as follows:

Company incorporated in the USA – tax rate of 42%.
Company incorporated in Germany– tax rate of 40%.
Company incorporated in the UK – tax rate of 30%.
Company incorporated in the Switzerland – tax rate of 24% (commencing 2006 – 22%).

c. Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the Law)

Under the law, including Amendment No. 60 to the law that was published in April 2005, by virtue of the "approved enterprise" or "benefited enterprise" status granted to certain enterprises of the Company, and by virtue of the "Foreign Investors' Company" status it was granted, the Company is entitled to various tax benefits.

The main tax benefits available to the Company are:

1) Reduced tax rates

During the 10-year period of benefits, commencing in the first year in which the Company earns taxable income from the approved enterprises (provided the maximum period to which it is restricted by law has not elapsed), the following reduced tax rates apply:

(a) Corporate tax at the rate of 20% on income from certain approved or benefited enterprises owned by foreign investors' companies (this tax rate is determined based on the percentage of foreign shareholding as defined by the law, for each year).

NOTE 12 -TAXES ON INCOME (continued):

(b) Tax exemption on income from certain approved or benefited enterprises in respect of which Frutarom Ltd. has elected the "alternative benefits" (involving waiver of investment grants); the length of the exemption period is two or four years, after which the income from these enterprises is taxable at a decreased rate (see 1a above) for an additional eight or six years, respectively.
In the event of distribution of cash dividends out of income, which was tax exempt as above, Frutarom Ltd. would have to pay the decreased tax rate (see 1a above) in respect of the amount distributed, (Note 2L4)).

The proportion of the taxable income entitled to benefits of reduced tax rates is calculated on the basis of the ratio between the turnover of the "approved enterprise" or the "benefited enterprise" and the whole turnover of Frutarom Ltd. The turnover applicable to the "approved enterprise" is calculated, as a general rule, by taking the increase resulting from the comparison of the turnover with its "base" turnover, which is prescribed as being the turnover during the last year before the activation of the "approved enterprise", or such other basis as is stipulated in the instrument of approval.

In 2003, Frutarom Ltd. addressed the Investment Centre, requesting to recognise the Company as an R&D intensive and labour-intensive company, which is characterised by a rapid technological turnover. In September 2005 the Investment Centre notified Frutarom Ltd. that two of its approved enterprises are recognised as approved enterprises that are characterised by a rapid technological turnover, for which Frutarom Ltd. is entitled to tax benefits by virtue of the Investment Centre's base turnover procedure (an erosion of base turnover at a rate of 10% commencing in the first year of operation). Pursuant to the Investment Centre's notification, Frutarom Ltd. included in its books a tax benefit in the amount of $ 1.7 million in respect of prior years. Frutarom Ltd.'s request regarding the other two approved enterprises, has not yet been granted.

The period of benefits in respect of those of the abovementioned enterprises, which were activated, expires in the years 2005 through 2011.

The period of benefits in respect of those of the abovementioned enterprises, which have not yet been activated will expire, under the restrictions placed by the law, in 2016 at the latest.

2) Accelerated depreciation

Frutarom Ltd. is entitled to claim accelerated depreciation for five tax years commencing in the first year of operation of each asset, in respect of buildings, machinery and equipment used by the approved enterprise.

3) Conditions for entitlement to the benefits

The entitlement to the above benefits is conditional upon fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and Frutarom Ltd. may be required to refund the amount of the benefits, in whole or in part, with the addition of interest.

NOTE 12 -TAXES ON INCOME (continued):

Company's management believes that as of 31 December 2005, the Company fulfills all the requirements.

d. The Law For The Encouragement of Industry (Taxation), 1969:

Frutarom Ltd. is an "industrial company" as defined by this law. As such, Frutarom Ltd. is entitled to claim amortisation over 8 years of acquired product formulas, as well as depreciation at increased rates for equipment used in industrial activity as stipulated by regulations published under the inflationary adjustments law, and have done so.

NOTE 12 – TAXES ON INCOME (continued):

e. Deferred Taxes:

1) The composition of the deferred taxes, and the changes therein during the year are as follows:

	In respect of balance sheet items							
			Provisions for employee rights					
	Depreciable fixed assets	Negative goodwill	Severance pay	Vacation and recreation pay	Inventories	Other	In respect of carryforward tax losses	Total
	U.S. dollars in thousands							
Balance at 31 December 2003 – brought forward	6,443	(1,816)	(493)	(341)	(579)	(329)	-,-	2,885
Changes in 2004:								
Adjustment to purchase price of Flachsmann (Note 4b)		(23)						(23)
Addition to deferred taxes in respect of acquisition of the FS from IFF (Note 4a)			(1,082)		274			(808)
Differences from translation of foreign currency financial statements of subsidiaries	226	(179)	(109)		39	(34)		(57)
Amounts carried to income	(89)	233	(138)	(83)	(504)	(142)		(723)
Balance at 31 December 2004	6,580	(1,785)	(1,822)	(424)	(770)	(505)	-,-	1,274

NOTE 12 – TAXES ON INCOME (continued):

	In respect of balance sheet items							
			Provisions for employee rights					
	Depreciable fixed assets	Negative goodwill	Severance pay	Vacation and recreation pay	Inventories	Other	In respect of carryforward tax losses	Total
	U.S. dollars in thousands							
Balance at 31 December 2004 – brought forward	6,580	(1,785)	(1,822)	(424)	(770)	(505)	-,-	1,274
Derecognition of the balance of recognised negative goodwill as at 31 December 2004, net, in accordance with the transition provisions of IFRS 3 (Note 1c)		1,785						1,785
Changes in 2005:								
Differences from translation of foreign currency financial statements of subsidiaries	(420)		216		(80)	(2)		(286)
Amounts carried to income	295		(440)	22	565	856		1,298
Balance at 31 December 2005	6,455	-,-	(2,046)	(402)	(285)	349	-,-	4,071

NOTE 12 -TAXES ON INCOME (continued):

e. **Deferred Taxes** (continued):

2) Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

3) Classification of deferred tax assets and liabilities by maturities, are as follows:

	31 December	
	2005	**2004**
	U.S. dollars in thousands	
Deferred tax assets:		
Deferred tax asset to be recovered within 12 months	1,701	1,846
Deferred tax asset to be recovered after more than 12 months	1,618	1,111
	3,319	2,957
Deferred tax liabilities:		
Deferred tax liability to be recovered within 12 months	1,363	
Deferred tax liability to be recovered after more than 12 months	6,027	4,231
	7,390	4,231
	4,071	1,274

4) The deferred taxes in respect of Company activities in Israel are computed at the tax rate of 28% (2004 – 29%). This rate is an average taking into account the income from Frutarom Ltd.'s approved enterprises.

Deferred taxes of foreign subsidiaries in Switzerland, U.S.A., U.K. and Germany are computed at the tax rates applicable to these companies (see b above).

5) Deferred income tax assets are recognised for tax loss carry-forwards to the extent that the realisation of the related tax benefit through the future taxable profits is probable. The Company did not recognise deferred income tax assets of $ 1,511 thousands in respect of losses relating to a German subsidiary amounting to $ 4,523 thousands that can be carried forward against future taxable income.

Deferred income tax liabilities of approximately $ 5,600 thousands in 2005 have not been recognised for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries. Such amounts are permanently reinvested.

NOTE 12 -TAXES ON INCOME (continued):

f. Taxes on Income Included in The Income Statements:

1) As follows:

	2005	2004	2003
	U.S. dollars in thousands		
For the reported year:			
Current	6,877	5,632	3,806
Deferred, see e. above:			
In respect of a change in tax rates, Note 12a2)(a)	(115)	(40)	
For the reported year	1,413	(683)	(181)
	8,175	4,909	3,625
For previous years	(1,700)		(90)
Total	6,475	4,909	3,535

Current taxes (consolidated) are computed at an average tax rate of 20.11%, 21.6%, and 30.1% for the years 2005, 2004, and 2003, respectively.

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 12 –TAXES ON INCOME (continued):

2) Theoretical tax reconciliation:

Following is a reconciliation of the theoretical tax expense, assuming all income is taxed at the regular tax rates applicable to companies in Israel (Note 12d above) and the actual tax expense:

	2005	2004	2003
	U.S. dollars in thousands		
Income before taxes on income, as reported in the income statements	33,322	20,665	11,569
Theoretical tax expense in respect of this income – at 34% (2004 – 35%; 2003 – 36%)	11,329	7,233	4,165
Less – tax benefits arising from approved enterprise status	(1,239)	(708)	(528)
	10,090	6,525	3,637
Increase (decrease) in taxes resulting from:			
Different tax rates applicable to foreign subsidiaries	(2,173)	(1,240)	(246)
Computation of deferred taxes at a rate which is different from the theoretical rate	62	202	140
Increase in taxes resulting from adjustment to deferred tax balances due to changes in tax rates (Note 12a2)a) above)	(115)	(40)	
Disallowable deductions	160	898	44
Decrease in taxes resulting from utilization, in the reported year, of carryforward tax losses for which deferred taxes were not created net of increase in taxes in respect of tax losses incurred in the reported year for which deferred taxes were not created	(839)	(1,331)	
Difference between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – net*	1,028		
Other	(38)	(105)	50
Taxes on income for the reported year	8,175	4,909	3,625

* The said difference results from the difference between the changes in the CPI – which is used as the basis for calculating the results for tax purposes for most of the companies – see a1) above – and the changes in the NIS/dollar exchange rate.

g. Tax Assessments:

The Company and one of the Israeli subsidiaries have received tax assessments through the year 1999.
Frutarom Ltd. received final tax assessments through the year 1998.
Tax assessments filed by the Company and the Israeli subsidiaries through the year ended 31 December 2001 are considered to be final.

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 13 - LIABILITIES SECURED BY PLEDGES AND RESTRICTIONS PLACED IN RESPECT OF LIABILITIES:

a. Restrictions and Covenants:

The terms of the long-term bank credit received by a subsidiary in U.S. (revolving credit facilities –Note 8a), in respect of which there is no outstanding balance as of 31 December 2005, place certain restrictions and covenants.

b. To secure long-term bank loans and credit and short-term bank credit granted to subsidiaries of the Company in Israel, the U.S.A., U.K. and Switzerland, the subsidiaries have registered floating charges on their assets.

NOTE 14 – ACCOUNTS RECEIVABLE:

	31 December	
	2005	2004
	U.S. dollars in thousands	
a. Trade:		
Open accounts	37,537	41,097
Related parties	526	719
	38,063	41,816
Cheques collectible	2,226	1,917
	40,289	43,733
The item includes – provision for impairment of receivables	1,726	2,186
b. Other:		
Employees	153	149
Related parties	355	530
Government institutions	2,144	2,081
Adjustments to purchase price of the FS (Note 4a)	2,071	3,535
Sundry	2,033	996
	6,756	7,291

NOTE 15 – INVENTORIES

	31 December	
	2005	2004
	U.S. dollars in thousands	
Raw materials and supplies	22,624	21,126
Products in process	1,903	1,547
Finished products	20,755	18,840
	45,282	41,513
Inventories for commercial operations – purchased products	1,604	2,256
	46,886	43,769

NOTE 16 – OTHER NON-CURRENT ASSETS

Composed as follows:

	31 December	
	2005	2004
	U.S. dollars in thousands	
Prepaid expenses – net(a)	1,978	1,636
Long-term receivable(b)		2,773
Deferred charges(c)		349
	1,978	4,758

(a) Prepaid expenses in respect of leasehold right in land:

(1) The Company has a leasehold right in land located in the Akko Industrial Zone and the Haifa Bay. The net capitalised lease fees as at 31 December 2005, in respect of the said lands amount to $ 1,365 thousands. The leasing period is 49 years ending in the years 2032 through 2042. Frutarom Ltd. has a right to extend the leasing for an additional 49-year period.

(2) In October 2003, Frutarom Ltd. and the Israel Lands Administration entered into an agreement in respect of additional leasing rights in land located in the Sagie 2000 industrial zone. Leasehold rights in respect of this land are for a period of 49 years ending January 2053. Frutarom Ltd. has a right to extend the leasing period for additional 49 years.
During 2005, capitalised lease fees in the amount of $ 382 thousands were paid in respect of the said land.

(3) A subsidiary in China has "Land Use Rights" on land in China. The rights are for a period of 50 years ending in 2046. Net capitalised lease fees as at 31 December 2005, in respect of the said land amount to $ 231 thousands.

(b) Long-term receivable is in respect of sale of assets by a subsidiary in Switzerland; the balance was linked to the Swiss Franc and bear annual interest of 7% per year that was paid every quarter. The debt was due in 2006. The balance was repaid in one installment during 2005.

(c) Deferred charges are in respect of issuance of Company shares in the LSE in February 2005 (Note 11b). These costs were charged to shareholders' equity on the date of issuance, as mentioned above.

NOTE 17 – CASH AND CASH EQUIVALENTS:

a. Cash and bank overdrafts include the following for the purposes of the cash flow statement:

	2005	2004	2003
	U.S. dollars in thousands		
Cash and cash equivalents	33,723	7,350	5,092
Bank overdrafts		(3,231)	(1,003)
	33,723	4,119	4,089

b. Classified by currency, linkage terms and interest rates, the cash and cash equivalents are as follows:

	Weighted interest rates as of 31 December 2005	31 December 2005	31 December 2004
		U.S. dollars in thousands	
In Dollars	3.63%	19,016	3,460
In Pounds sterling		1,932	1,051
In Euro	0.70%	8,877	813
In Swiss francs	1.57%	3,015	1,280
Other		883	746
		33,723	7,350

NOTE 18 – BANK CREDIT:

	31 December 2005	31 December 2004
	U.S. dollars in thousands	
a. Composed as follows:		
Bank overdrafts		3,231
Short term bank loans in respect of acquisition of the FS business from IFF (Note 4a)		41,519
Current maturities of long-term bank loans	289	5,605
	289	50,355

b. During 2005, the Company used the consideration it received in respect of the issuance of shares (Note 11b) to repay the remaining balance of short-term bank loans and credit.

NOTE 19 – ACCOUNTS PAYABLE:

		31 December	
		2005	2004
		U.S. dollars in thousands	
a.	Trade:		
	Open accounts	17,895	19,685
	Cheques payable		572
		17,895	20,257
b.	Other:		
	Payroll and related expenses	5,375	5,660
	Government institutions	8,159	7,230
	Liability to former shareholders of Flachsmann, (Note 4b)		1,325
	Provision for commissions and discounts	1,325	1,162
	Related company	124	108
	Income received in advance	164	103
	Liability to Bank of New York (Note 10b1))	810	
	Accrued expenses	3,438	1,238
	Customer advances	270	258
	Sundry	2,497	3,634
		22,162	20,718

NOTE 20 – PROVISIONS FOR LIABILITIES AND CHARGES:

2005:

	Restructuring from Flachsmann acquisition	Claims and litigations	Total
	U.S. dollars in thousands		
Balance at 1 January	633	560	1,193
Changes in Company organisation:			
Utilised during the year	(583)	(13)	(596)
Currency translation effects	(50)		(50)
Balance at 31 December	-,-	547	547

NOTE 20 – PROVISIONS FOR LIABILITIES AND CHARGES (continued):

2004:

	Restructuring from Flachsmann acquisition	Claims and litigations	Total
	U.S. dollars in thousands		
Balance at 1 January	1,433	551	1,984
Changes in Company organisation:			
Adjustment to purchase price of Flachsmann acquisition (Note 4b)	(220)		(220)
Additional provisions		9	9
Utilised during the year	(628)		(628)
Currency translation effects	48		48
Balance at 31 December	633	560	1,193

Restructuring Provisions From Flachsmann Acquisition

Provisions for the Flachsmann acquisition have been recognised during the acquisitions for compensating Flachsmann's employees for terminating of their employment and closing certain Flachsmann's facilities (Note 4b). The provision was fully used until the end of 2005.

Claims and Litigation

These provisions are made in respect of legal claims brought against the Company and potential litigations. Related estimated legal fees are also included in these provisions (Note 10b). It is expected that the said provisions will not be used during 2006.

NOTE 21 – INCOME STATEMENT ANALYSIS:

	2005	2004	2003
	U.S. dollars in thousands		
a. Cost of Sales:			
Industrial operations:			
Materials consumed	102,693	84,277	60,185
Payroll and related expenses	23,675	18,439	11,713
Depreciation and amortisation	7,232	5,523	3,861
Other production expenses	12,349	9,503	6,984
	145,949	117,742	82,743
Decrease (increase) in work in process and finished products inventories	(1,914)	(873)	1,176
	144,035	116,869	83,919
Commercial operations – cost of products sold	5,250	5,578	5,536
	149,285	122,447	89,455

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS (continued)

NOTE 21 – INCOME STATEMENT ANALYSIS (continued):

	2005	2004	2003
	U.S. dollars in thousands		
b. Selling, Marketing, Research and Development Expenses - net:			
Payroll and related expenses	23,291	18,050	12,990
Transportation and shipping	6,817	4,605	3,732
Provisions for payment of commissions and royalties	3,820	3,408	1,941
Provision for impairment of trade receivables	62	556	827
Depreciation and amortisation	832	582	667
Travel and entertainment	3,210	1,539	1,148
Office rent and maintenance	2,386	2,487	2,170
Other	3,400	3,327	2,788
	43,818	34,554	26,263
The item includes expenses for product development and research activities, net*	11,956	9,744	7,208
* net of participation from government departments and others	165	220	178
c. General and Administrative Expenses:			
Payroll and related expenses	10,611	11,329	6,010
Depreciation and amortisation	266	265	188
Professional fees	1,524	1,232	983
Communication, office supplies and maintenance	3,070	1,999	2,364
Insurance for office holders and costs related to Board of Directors	130	108	126
Travel and entertainment	928	762	549
Other	1,688	2,174	886
	18,217	17,869	11,106
d. Other income – net:			
Capital loss on sale of fixed assets	328	24	2
Rental	(49)	(34)	(54)
Impairment of fixed assets		97	
Negative goodwill arising from the acquisition of IFF (Note 4a)	(1,496)		
Sundry	(38)	(189)	(21)
	(1,255)	(102)	(73)

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

NOTE 21 – INCOME STATEMENT ANALYSIS (continued):

	2005	2004	2003
	U.S. dollars in thousands		
e. Financial Expenses – net:			
In respect of long-term loans and credit	512	1,351	987
In respect of exchange differences of trade receivables and trade payable balances – net	26	(322)	(490)
In respect of cash and cash equivalents, short-term deposits and loans, short-term credit and other – net	(122)	318	499
	416	1,347	996

NOTE 22 – CASH FLOWS FROM OPERATIONS

	2005	2004	2003
	U.S. dollars in thousands		
Net income	26,847	15,756	8,034
Adjustments required to reflect the cash flows from operating activities:			
Depreciation and amortisation	8,330	6,370	4,716
Recognition of compensation related to employee stock and option grants	805	2,730	237
Liability for employee rights upon retirement - net	293	660	278
Deferred income taxes - net	1,298	(723)	(181)
Loss from sale of fixed assets	328	24	2
Provisions	(596)	(619)	(132)
Negative goodwill arising from the acquisition of IFF (Note 4a)	(1,496)		
Other	83	193	(242)
	9,045	8,635	4,678
Changes in working capital:			
Decrease (increase) in accounts receivable:			
Trade	944	(12,683)	(2,845)
Other	(1,375)	(438)	(607)
Increase (decrease) in accounts payable:			
Trade	(998)	5,201	390
Other	5,530	5,930	4,120
Increase in inventories	(5,562)	(1,373)	(971)
	(1,461)	(3,363)	87
Cash flows from operating activities	34,431	21,028	12,799

NOTE 23 - RELATED PARTIES - TRANSACTIONS AND BALANCES:

a. Transactions with Related Parties:

1) Income (expenses):

	2005	2004	2003
	U.S. dollars in thousands		
Sales – affiliates (companies controlled by the controlling shareholder):			
Fallek Chemical Japan (hereafter "Fallek")	848	1,361	1,767
Other	90	126	125
	938	1,487	1,892

Goods are sold on the basis of the market prices with non-related parties.

	2005	2004	2003
Purchases:			
Affiliates (companies controlled by the controlling shareholder):			
Azur S.A. (hereafter – "Azur")	(328)	(382)	(367)
Electrochemistry Industries Ltd. (hereafter "EIL")			(56)
	(328)	(382)	(423)
Controlling shareholder	(182)	(215)	(251)
	(510)	(597)	(674)

The agreement for rendering of services by Azur was approved by the shareholders' meeting. Goods are bought on the basis of the market prices with non- related parties.

	2005	2004	2003
Dividend	(691)	(535)	(529)
Other income (expenses):			
Affiliates:			
Azur	(58)	(63)	(9)
EIL	12	(19)	145
Fallek	(12)	(16)	(22)
	(58)	(98)	114
Controlling shareholder:	(29)	(28)	(13)
	(87)	(126)	101
Benefits to related parties:			
Wages and salaries	(1,028)	*(883)	(590)
Director fees to 7 directors (in the Company)	(130)	(108)	(106)

* Not including benefit in respect of exercise and grant of shares in the year 2004 in the amount of $ 1,094 thousands.

2) Shares granted to a manager in the Company

The difference between the market value of the shares which were granted to a manager in the years 2005, 2004, and 2003 under 1996 plan (Note 11c) and the exercise price stipulated by the plan, as known at time of the grant is $ 169 thousands, $ 116 thousands and $ 48 thousands, respectively.

NOTE 23 – "RELATED PARTIES" – TRANSACTIONS AND BALANCES (continued):

The compensation costs that have been charged to the income statements, in respect of the said shares granted in the years 2005, 2004, and 2003, are $ 50 thousands, $ 35 thousands and $ 29 thousands, respectively.

As part of a Board resolution, a manager in the Company was granted, in 2004, rights to purchase 500 thousands shares; the fair value of shares that the Company allotted to a manager, computed using the Black & Scholes shares valuation model (based on the assumption as described in Note 11c3)), was estimated at the date of grant to $ 1,680 thousands (Note 11c3)).

As part of the Board resolution, a manager in the Company was granted, on 2 January 2006, 350 thousands options; the fair value of options that the Company allotted to a manager, computed using the Black & Scholes shares valuation model (based on the assumptions described in Note 25b), was estimated at the date of grant to $ 773 thousands (Note 25b).

3) Indemnification and insurance for office holders

The Company's articles of association allow for insurance and indemnification of office holders as permitted by Israeli law. The Company established indemnification policy in respect of its office holders and office holders of subsidiaries. The Company also resolved to insure office holders in respect of their duties, all subject to the provisions of the law and other limitations.

4) As to selling of shares by ICC Handles AG of the ICC group – the Company's controlling shareholder - see Note 11b.

b. Balances with Related Parties:

	31 December	
	2005	**2004**
	U.S. dollars in thousands	
1) Current receivables from related parties and highest balance during the year -presented in the balance sheets among "other receivables" and "trade" under current assets - balance at balance sheet date -		
Affiliated:		
Fallek	526	719
Azur	318	479
Other	37	51
	881	1,249
2) Current payables to related parties (excluding current maturities of long-term liabilities):		
Parent company	124	95
Affiliates		13
	124	108

NOTE 24 – EVENTS AFTER THE BALANCE SHEET DATE

a. Acquisition of Nesse

On 17 January, 2006, the Company acquired, through a subsidiary, 70% of Nesse shares that confer ownership and control in this company.
Nesse is an international group engaged in the development, production, marketing and sale of innovative and unique savory solutions, which include non-sweet flavors and specialty functional ingredients. Nesse's extensive customers base includes hundreds of food manufacturers, mainly from Western and Eastern Europe. In consideration for the acquisition, the Company paid, at date of acquisition, a total in cash of € 18.41 million (app. $ 22.3 million).
In addition, the sellers are entitled to receive, on March 31, 2008, a one-time payment, the amount of which would be based on the increase, if any, in the average operating profits of Nesse during the years 2005 - 2007.

The Company has an option to acquire the remaining 30% of Nesse's share capital and Nesse has the option to sell this percentage of share capital to the Company; the option is exercisable for two years commencing the end of 2007. The exercise price of the option would be equal to 30% of the average annual operating profit achieved by Nesse during the eight quarters preceding the quarter in which the option would be exercised, multiplied by 6.5.

The final cost of purchase depends upon setting the final price, after taking into account the average operating profit of Nesse during the years 2005 - 2007, as described above. The cost of purchase will be allocated to acquired tangible and intangible assets and to the acquired liabilities, based on their fair value at date of acquisition. The fair value of the assets and liabilities is subject to completion of the value assessments performed for the Company.

Based on the terms of the call option and put option as above, the Company has determined that it had acquired 100% control of Nesse. Accordingly, commencing 17 January 2006, the assets and liabilities of Nesse will be fully consolidated as of that date. The results of operations will be included in the Company's consolidated statement of income, commencing the said date.

b. Allotment of Options to Senior Employees

On 2 January 2006, the Company's Board of Directors approved, as part of the 2003 Plan (Note 11c) the allotment of 725,000 non-marketable options (the "Options") to four senior employees of the Company; each option is exercisable into one ordinary share of NIS 1 par value.

The said options are to be held by a trustee and they will be granted to the employees in equal batches at the end of the vesting period. The vesting periods are as follows: for three senior employees – 3 equal batches – two years, three years and four years form date of grant. For 1 senior employee – 4 equal batches – one year, two years, three years and four years from date of grant.
In any case, the employees' right to exercise the options expires six years after the date of grant. The exercise price was set to NIS 31.07. The market value of the Company's shares at date of allotment was NIS 34.52.

NOTE 24 – EVENTS AFTER THE BALANCE SHEET DATE (continued):

On 31 January 2005, the Tel-Aviv Stock Exchange approved the registration of 600,000 Company shares of NIS 1 par value, which will arise from exercise of the said options.

The fair value of the allotted shares – computed using the Black & Scholes shares valuation model, amounted at date of grant to U.S. $ 1,620 thousands. This value is based on the following assumptions: expected dividend at a rate set to 0% in all years (as the employees are also entitled to dividend); standard deviation of expected share price returns of 29%-31%%, annual risk-free interest at a rate of 4.45%-4.35% and an expected average option life until exercise of one year, two years, three years and four years.
As to the fair value of options granted to a manager – Note 23a2).

c. **Dividend declared subsequent to balance sheet date**

On 14 March 2006, the Company's Board of Directors resolved to distribute a dividend of NIS 0.16 per share. Total amount of dividend is $ 2,005 thousands; the dividend is to be distributed to the shareholders on 24 April 2006.

NOTE 25 - LIST OF CONSOLIDATED SUBSIDIARIES

Name of company	Country	Percentage of shareholding and control		Comments
		31 December		
		2005	2004	
		%	%	
Subsidiaries:				
Frutarom Ltd.	Israel	100	100	
Frutarom Trust L*td.	Israel	100	100	
Investees of Frutarom Ltd:				
Frutarom Trade and Marketing (1990)	Israel	100	100	
Galilee Essences Ltd.	Israel	100	100	Inactive company
Frutarom (UK) Ltd. (2)	England	100	100	
International Frutarom Corporation (1)	U.S.A	100	100	
Frutarom Russia Ltd.	Russia	100	100	
Frutarom Ukraine Ltd.	Ukraine	100	100	
Frutarom Kazakhstan Ltd.	Kazakhstan	100	100	
Frutarom Flavors (Kunshan) Company	China	100	100	
Far Aromatic Gida Urunleri Sanayi Ve Ticaret Limited Sirketi Ltd.	Turkey	100	100	
Frutarom do Brazil	Brazil	100	100	

(1) Holds full ownership in Frutarom U.S.A Inc.

(2) Holds full ownership in:

a) Frutarom Switzerland Ltd., which holds full ownership in the following companies:

Name of company	Country	2005 %	2004 %	Comments
Frutarom Germany GmbH				
Frutarom Nordic Als				
Flachsmann Properties Ltd.				Inactive company
Flachsmann Canada Ltd.				Inactive company
Agro Flachsmann Kft. Baloszoa				Inactive company
Frutarom Belarus Ltd.				
Frutarom (Marketing) S.R.L.				
Frutarom France S.A.R.L.				
b) Turkish Holdings Ltd.	England	100	100	Inactive company (in the process of cancellation from records of the registrar of companies)



SECTION D -
ADDITIONAL INFORMATION

FRUTAROM
FOUNDED 1933

Table of Contents

Periodic Report for 2005

PERIODIC REPORT FOR 2005

Company name:	Frutarom Industries Ltd.
Company registration number:	52-004280-5
Address:	25 HaShaish St., Haifa Bay P.O.B. 10067, Haifa Bay 26110
Email:	info@frutarom.com
Telephone:	+972-4-846 2401
Fax:	+972-4-872 2517
Balance sheet date:	December 31, 2005
Date of report:	March 14, 2005
Period of report:	January 1 - December 31, 2005

Regulation 9 - Financial Reports

The Financial Reports for the period ended December 31, 2005, including the auditor's opinion, are attached and form an integral part hereof.

Regulation 10 - Directors Report

The Directors Report on the Company's business is attached and forms an integral part hereof.

Regulation 10A - Summary of Quarterly Profit and Loss Reports

A table summarizing the Profit and Loss Reports of the Company for each of the quarters of 2005, prepared in accordance with International Financial Reporting Standards, is attached and forms an integral part hereof.

Regulation 10C - Use of Proceeds

On February 3, 2005, the Company published an offering circular to institutional investors in Israel and the world for the purpose of an offering through the issue of shares and the registration of Global Depositary Receipts on the London Stock Exchange Official List.

The purpose of the offering was to finance Frutarom's growth strategy, which combines internal growth of core activities with strategic acquisitions of activities and knowhow in Frutarom's main fields of activity and in strategic geographic targets, including financing the acquisition of IFF's European Food Systems business, which was completed during the second half of 2004. A portion of the proceeds were used to repay bank loans.

Regulation 11 - List of Investments in Subsidiaries and Affiliated Companies

Company name	Share Class	No. of shares	Total nominal value	Adjusted cost (US$ 000)	Adjusted balance value (US$ 000)
Frutarom Ltd. #51-013293-9	Ordinary	23,972,645	23,972,645	11,693	86,764
Frutarom Trust Ltd. #51-239737-3	Ordinary	100	100	0.1	0.1

Holding in Subsidiaries

Company name	% of equity	% of voting rights	% of power to appoint directors
Frutarom Ltd.*	100	100	100
Frutarom Trust Ltd.	100	100	100

*Frutarom Ltd. directly or indirectly holds the following companies:

Company	
Frutarom Trade & Marketing (1990) Ltd.	100%
Galilee Essences Ltd.[(1)]	100%
Frutarom (UK) Ltd.	100%
Frutarom Switzerland Ltd.	100%
Frutarom Germany GmbH	100%
Frutarom Nordic Ltd.	100%
Flachsmann Kft.	100%
Flachsmann Properties Ltd. [(1)]	100%
Flachsmann Canada Ltd. [(1)]	100%
Frutarom Belarus Ltd.	100%
Frutarom France S.A.R.L.	100%
Frutarom (Marketing) S.A.R.L.	100%
International Frutarom Corp.	100%
Frutarom USA Inc.	100%
Frutarom Russia Ltd.	100%
Frutarom Flavors (Kunshan) Company	100%
Turkish Holdings Ltd. [(1)]	100%
Far Aromatik Gida Urunleri Sanayi Ve Ticaret Limited Sirketi	100%
Frutarom do Brasil Ltda.	100%
Frutarom Ukraine Ltd.	100%
Frutarom Kazakhstan Ltd.	100%

[(1)] Dormant company

Regulation 12 - Changes in Investments in Subsidiaries and Affiliated Companies

In July 2005, the Board of Directors of Frutarom Ltd. resolved to allocate 1,800,000 ordinary shares par value NIS 1 each as bonus shares to the Company against the capitalization of NIS 1,800,000 of the undistributed profit balance of Frutarom Ltd. The allocation was performed according to the terms of the authorized investment plan of the Investment Center.

Regulation 13 - Income of and from Subsidiaries and Affiliated Companies

Company name	Profit before tax (US$ 000)	Profit after tax (US$ 000)	Dividend (US$ 000)	Management fees	Interest
Frutarom Ltd.	39, 349	32,892	1,740	0	0
Frutarom Trust Ltd.	0	0	0	0	0

Regulation 14 - List of Loans

Granting loans is not one of the Company's main business activities.

Regulation 20 - Trade on the Stock Exchange

On February 8, 2005 the Company registered 10,000,000 ordinary shares par value NIS 1 each and on February 22, 2005 the Company registered additional 600,000 ordinary shares par value NIS 1 each. The registrations were within the framework of raising capital from institutional investors in Israel and the world performed by the Company by way of issuing shares and listing Global Depository Receipts on the London Stock Exchange Official List. For additional information refer to the Company's Immediate Reports dated January 13, 2005, January 23, 2005, February 3, 2005, February 8, 2005, February 17, 2005, and February 22, 2005.

During the report period, there were two limited halts in trade:

August 9, 2005	Limited technical halt due to a technical problem at the Stock Exchange.
March 24, 2005	Limited technical halt due to the submission of the Company's Periodic Report for 2004.

Regulation 21 - Payments to Senior Officers

Following is a list of the payments made by the Company and obligations to pay, as taken upon itself during 2005, to each of the five highest salaried senior officeholders who served it (in US$ 000):

President & Chief Executive Officer[1]	1,207
Executive Vice President	483
Executive Vice President[1]	442
Executive Vice President[1]	370
Controller[1]	120

[1] Including the value of a benefit from options allocated in 2005 according to the Company's options plan of 2003.

Regulation 22 - Remuneration and Benefits to Interested Parties

During the report period remuneration and benefits in the adjusted amount of US$ 1,337,000 were paid to interested parties.

Regulation 24 - Holdings of Interested Parties

Exchange number: 1081082

Interested party	ID#	Class of Share	# of shares held on March 12, 2006	% of holding		% of holding on a fully diluted basis	
				Equity	Voting rights	Equity	Voting rights
Bank Leumi Le-Israel	52-00180708	Ordinary	3,678,903	2.31	2.31	2.28	2.28
Frutarom Trust Ltd.[1]	51-239737-3	Ordinary	773,523	1.34	1.34	0	0
ICC Industries Inc.[2]	132653653	Ordinary	1,964,761	3.41	3.41	3.36	3.36
ICC Handels AG[3]	CH1703002067	Ordinary	19,227,347	33.34	33.34	32.91	32.91
John Oram[4]	140036362	Ordinary	779,171	1.35	1.35	1.33	1.33
Ori Yehudai[5]	052731569	Ordinary	552,546	0.96	0.96	1.83	1.83
Hans Abderhalden[6]	004817414	Ordinary	5,000	0.01	0.01	0.02	0.02

[1] Frutarom Trust Ltd., a wholly owned subsidiary of the Company, holds shares in trust for the Company's employees.

[2] The controlling shareholder in ICC Industries Inc. is Dr. John J. Farber, who also serves as Chairman of the Company. Dr. Farber's wife, Maya Farber, serves as a director in the Company.

[3] ICC Handels AG is a wholly owned subsidiary of ICC Industries Inc.

[4] Mr. John L. Oram serves as a director in the Company and as the President of ICC Industries Inc.

[5] Mr. Yehudai serves as the President and Chief Executive Officer of the Company. Mr. Yehudai also holds 516,867 options exercisable into 516,867 ordinary shares in the Company.

[6] Mr. Abderhalden serves as a director in the Company. He also holds 6,479 options exercisable into 6,479 ordinary shares in the Company.

Regulation 24A - Registered and Issued Share Capital and Convertible Securities

Registered share capital: NIS 100,000,000 divided into 100,000,000 shares par value NIS 1 each

Issued share capital: NIS 57,676,357 divided into 57,676,357 shares par value NIS 1 each

Regulation 25A - Registered Office

Registered Office: 25 HaShaish St., P.O.B. 10067, Haifa Bay 26110, Israel
Email: info@frutarom.com
Telephone: +972 4 846 2401
Fax: +972 4 872 2517

Regulation 26 - Directors on the Report Date

A. **Dr. John J. Farber, Chairman of the Board**

I.D. number: 111-201-362 (U.S.)
Year of birth: 1925
Address: 435 E. 52 St., New York, N.Y. 10022, U.S.A.
Nationality: American
Not a member of committees of the board.
Not an external director.
Not employed by the Company.
Chairman of the board of the Company; chairman of ICC Industries Inc., the Company's major shareholder.
Began service as a director in 1996.
Director in other companies: chairman of ICC Industries Inc., the Company's major shareholder. Serves as director of subsidiaries of the Company and of ICC Industries Inc.
Education and main occupation during the past 5 years: Ph.D. in Chemistry. Chairman of the Company and of ICC Industries Inc.
Married to Mrs. M. Farber, director of the Company.

B. **Mrs. Maya Farber**

I.D. number: 152-434-380 (U.S.)
Year of birth: 1936
Address: 435 E. 52 St., New York, N.Y. 10022, U.S.A.
Nationality: American
Not a member of committees of the board.
Not an external director.
Not employed by the Company.
Began service as a director in 1996.
Director in other companies: ICC Industries Inc., the Company's majority shareholder.
Education and main occupation during the past 5 years: Artist.
Married to Dr. J. J. Farber, chairman of the board.

C. **Mr. John L. Oram**

I.D. number: 140-036-362 (British)
Year of birth: 1944
Address: POB 533, Bedford Hills, N.Y., U.S.A.
Nationality: British
Member and Chairman of the compensation committee.
Not an external director.
Not employed by the Company.
Began service as director in 1996.
Director in other companies: subsidiaries of ICC Industries Inc., the Company's majority shareholder.

Education and main occupation during the past 5 years: Accountant and economist; president of ICC Industries Inc.
Not related to another interested party.

D. **Mr. Hans Abderhalden**

I.D. number:	004817414 (Swiss)
Year of birth:	1939
Address:	Lerchenbergstrasse 114, 8703 Erlenbach 8703, Switzerland
Nationality:	Swiss

Member of the executive committee of the board.
Not a n external director.
Director in Frutarom Switzerland Ltd.
Began service as a director in 2004.
Director in other companies: Frutarom Switzerland Ltd.
Education and main occupation during the past 5 years: Chief executive officer and director of Emil Flachsmann AG (today Frutarom Switzerland Ltd.).
Not related to another interested party.

E. **Mr. Yair Seroussi**

I.D. number:	053654927 (Israeli)
Year of birth:	1955
Address:	17 HaDeganim St., Givatayim
Nationality:	Israeli

Member of the audit committee.
Not an external director.
Not employed by the Company.
Began service as a director in 2005.
Director in other companies: DSPG, Israel Company Ltd. (external director), Aspen Building and Development Ltd. (external director), Eyal Microwave (chairman of the board).
Education and main occupation during the past 5 years: BA in economics and social sciences from the Hebrew University in Jerusalem. Since 1993, representative of Morgan Stanley in Israel and managing director of Amdil Holdings Ltd., and business and financial advisor.
Not related to another interested party.

F. **Mr. Gil Leidner**

I.D. number:	50776889 (Israeli)
Year of birth:	1951
Address:	3 Aliya St., Beit Yitzhak
Nationality:	Israeli

Member of the audit, compensation and executive committees of the board.
External director.
Not employed by the Company.
Began service as a director in 2001.

Director in other companies: Phoenix Insurance Company Ltd. - chairman of investment committee (profit participatory life insurance), New Koppel Ltd., Teldar Ltd. and RSL Electronics Ltd.
Education and main occupation during the past 5 years: LLB, MBA. From 2001-2004 served as president of Goren Capital.
Not related to another interested party.

G. **Mr. Uzi Netanel**
I.D. number: 007599798 (Israeli)
Year of birth: 1936
Address: 26 HaRechesh St., Tel Aviv
Nationality: Israeli
Member of the audit, compensation and executive committees of the board.
External director.
Not employed by the Company.
Began service as a director in 2001.
Director in other companies: Chairman of Malal Program Industries Ltd., of Maccabi Holdings Ltd., of the executive committee of Carmel Olefins; director in Malal Payway Ltd., Harel Gemel Ltd., Oil Refineries Ltd., Kefar HaMaccabia Ltd., Caesarea Vardinon Cooperative Ltd., Sapiens International Ltd.
Education and main occupation during the past 5 years: Partial academic education (economy, international relationships). Until August 2001, active chairman of Discount Capital Markets. Partner in the Fimi Fund 2001-2003.
Not related to another interested party.

Regulation 26A - Senior Officeholders

1. **Ori Yehudai**
President & C.E.O.
I.D. number: 052731569 (Israeli)
Year of birth: 1954
Serves as director in subsidiaries of the Company.
Not related to another officer or interested party in the Company.
Education and main occupation during the past 5 years: Academic education; president and chief executive officer of the Company. From 2001-2004 served as chairman of the Manufacturers Association in the North of Israel.
Began service as a director in 1996. (Employed by the Company since 1986.)

2. **Yoni Glickman**
Executive Vice President, Manager - Fine Ingredients Division
I.D. number: 026071530
Year of birth: 1960
Serves as a director in subsidiaries of the Company.
Not related to another officer or interested party in the Company.
Education and main occupation during the past 5 years: Academic education. General manager of Hanita Coatings Ltd.

Began service as a director in 2003.

3. **Kobi Levy**
Executive Vice President, Manager - Flavors Division
I.D. number: 057386278 (Israeli)
Year of birth: 1961
Does not serve as a director in subsidiaries of the Company.
Not related to another senior officer or interested party in the Company.
Education and main occupation during the past 5 years: Academic education. From 199-2003 served as general manager of Strauss Fresh Food Group. In 2004, served as managing director of Rav-Bariah.
Began service as a director in 2005.

4. **Alon Granot**
Executive Vice President & C.F.O.
I.D. number: 057210247 (Israeli)
Year of birth: 1961
Responsible for market risk management as relates to currency translation rates and interest.
Serves as a director in subsidiaries of the Company.
Not related to another senior officer or interested party in the Company.
Education and main occupation during the past 5 years: Academic education. Worked at Kulicke & Sofa Ltd. from 1990-2001.
Began service as a director in 2001.

5. **Yoav Barak**
Internal Auditor
I.D. number: 53670352
Year of birth: 1955
Does not serve as a director in subsidiaries of the Company.
Not related to another senior officer or interested party in the Company.
Education and main occupation during the past 5 years: Accountant, performs internal auditing for companies, general manager of Rosenthal Ltd., general manager of PT3 Ltd., general manager of Tamor Lighting Ltd., general manager of Fertilizers & Chemicals Ltd., general manager of Zika Electrodes Ltd.
Began service as internal auditor in 2004.

6. **Gur Zamir**
Controller
I.D. number: 024047904
Year of birth: 1969
Does not serve as a director in subsidiaries of the Company.
Not related to another senior officer or interested party in the Company.
Education and main occupation during the past 5 years: Accountant, MBA.
Began service in 2001. (Employed by the Company since 1999.)

Regulation 27 - Independent Auditor

Frutarom Industries Ltd.'s independent auditors are Kesselman & Kesselman, members of PricewaterhouseCoopers, 1 Nathanson St., Haifa 33034, Israel.

To the best of the Company's knowledge the auditors are not interested parties and/or related to any senior officeholder or interested party in the Company.

Regulation 28 - Changes to Memorandum or Articles of Association

No changes were made during the report period to the articles of association and/or memorandum.

Regulation 29 - Recommendations and Resolutions of the Directors

On January 17, 2005 the board of directors of the Company resolved to allocate 10,600,000 ordinary shares of the Company within the framework of raising capital from institutional investors in Israel and the world performed by the Company by way of issuing shares and registering Global Depository Receipts on the London Stock Exchange Official List. For details refer to the Company's Immediate Report dated January 23, 2005.

On March 23, 2005 the board of directors of the Company resolved to distribute a cash dividend of NIS 0.13 per share, totaling NIS 7,497,926.

Regulation 29A - Company's Resolutions

No decisions were taken by the Company in the relevant matters.

Date: March 14, 2006

Frutarom Industries Ltd.

By: ________________________
Signatory: Ori Yehudai
Position: President and Chief Executive Office

By: ________________________
Signatory: Alon Granot
Position: Executive Vice President and CFO

FRUTAROM INDUSTRIES CONSOLIDATED

P & L BY QUARTERS *

000 USD

	Q1/04	%	Q2/04	%	Q3/04	%	Q4/04	%	Q1-Q4/ 2004		Q1/05	%	Q2/05	%	Q3/05	%	Q4/05	%	Q1-Q4/ 2005	
SALES	43,933	100%	44,553	100%	51,362	100%	56,932	100%	196,780	100%	64,729	100%	67,073	100%	59,396	100%	52,605	100%	243,803	100%
COST OF SALES	27,202	61.9%	26,647	59.8%	31,894	62.1%	36,704	64.5%	122,447	62.2%	39,724	61.4%	40,160	59.9%	36,358	61.2%	33,043	62.8%	149,285	61.2%
GROSS PROFIT	16,731	38.1%	17,906	40.2%	19,468	37.9%	20,228	35.5%	74,333	37.8%	25,005	38.6%	26,913	40.1%	23,038	38.8%	19,562	37.2%	94,518	38.8%
R&D, Selling and G&A																				
Selling, Marketing and R&D	7,698	17.5%	7,817	17.5%	8,519	16.6%	10,520	18.5%	34,554	17.6%	10,808	16.7%	11,514	17.2%	10,707	18.0%	10,803	20.5%	43,832	18.0%
General & administration	4,153	9.5%	3,902	8.8%	4,440	8.6%	5,374	9.4%	17,869	9.1%	4,946	7.6%	4,485	6.7%	4,437	7.5%	4,335	8.2%	18,203	7.5%
Other Income	-55	-0.1%	-76	-0.2%	-24	0.0%	53	0.1%	-102	-0.1%	-25	0.0%	-651	-1.0%	-19	0.0%	-560	-1.1%	-1,255	-0.5%
Total	11,796	26.8%	11,643	26.1%	12,935	25.2%	15,947	28.0%	52,321	26.6%	15,729	24.3%	15,348	22.9%	15,125	25.5%	14,578	27.7%	60,780	24.9%
OPERATING PROFIT	4,935	11.2%	6,263	14.1%	6,533	12.7%	4,281	7.5%	22,012	11.2%	9,276	14.3%	11,565	17.2%	7,913	13.3%	4,984	9.5%	33,738	13.8%
Financing expenses	38	0.1%	369	0.8%	390	0.8%	550	1.0%	1,347	0.7%	200	0.3%	175	0.3%	57	0.1%	-16	0.0%	416	0.2%
PROFIT BEFORE TAX	4,897	11.1%	5,894	13.2%	6,143	12.0%	3,731	6.6%	20,665	10.5%	9,076	14.0%	11,390	17.0%	7,856	13.2%	5,000	9.5%	33,322	13.7%
Tax provision	1,449	3.3%	1,275	2.9%	1,486	2.9%	699	1.2%	4,909	2.5%	2,234	3.5%	3,020	4.5%	1,095	1.8%	126	0.2%	6,475	2.7%
NET PROFIT	3,448	7.8%	4,619	10.4%	4,657	9.1%	3,032	5.3%	15,756	8.0%	6,842	10.6%	8,370	12.5%	6,761	11.4%	4,874	9.3%	26,847	11.0%

*** In accordance with International Financials Reporting Standards**

BOARD OF DIRECTORS

Dr. John J. Farber	Chairman of the Board of Directors
Maya Farber	
John L. Oram	Chairman of the Compensation Committee
Hans Abderhalden	Member of the Executive Committee
Mr. Yair Seroussi	Member of the Audit Committee
Gil Leidner	External Director, member of the Audit, Compensation and Executive Committees
Uzi Netanel	External Director, member of the Audit, Compensation and Executive Committees

FRUTAROM LTD. (Headquarters)
25 HaShaish St., POB 10067
Haifa 26110, Israel
Tel: +972 4 846 2462
Fax: +972 4 872 2517
Email: info@frutarom.com

FRUTAROM USA
9500 Railroad Avenue
North Bergen
NJ 07047-1206, USA
Tel: +1 201 861 9500
Fax: +1 201 861 9267
Email: usa@frutarom.com

FRUTAROM UK
Fine Ingredients Division
Belasis Ave., Billingham,
Cleveland TS23 1LQ, UK
Tel: +44 1642 379 900
Fax: +44 1642 379 901
Email: uk@frutarom.com

FRUTAROM UK
Flavors Division
3 Henson Way, Kingsthorne Park,
Kettering NN16 8PX, UK
Tel: +44 1536 532 300
Fax: +44 1536 532 301
Email: uk@frutarom.com

FRUTAROM SWITZERLAND
Rutiwisstrasse
8820 Wadenswil (Zurich)
Switzerland
Tel: +41 1 782 6464
Fax: +41 1 782 6466
Email: switzerland@frutarom.com

FRUTAROM SWITZERLAND
Europastrasse 15
5734 Reinach, Switzerland
Tel: +41 62 765 4242
Fax: +41 62 765 4282
Email: info@ch.frutarom.com

FRUTAROM GERMANY
Reeserstrasse 60,
46446 Emmerich, Germany
Tel: +49 2822 9200
Fax: +49 2822 920 390
Email: info@de.frutarom.com

FRUTAROM NORDIC
Broenge 16 - 18
2635 Ishoj, Denmark
Tel: +45 43 52 48 88
Fax: +45 43 71 27 87
Email: nordic@frutarom.com

FRUTAROM EUROPE
Acticlub BAT.A
7 rue des Champs, ZI de la Pilaterie
59650 Villeneuve d'Ascq, France
Tel: +33 3 2089 7020
Fax: +33 3 2089 7400
Email: europe@frutarom.com

FRUTAROM FRANCE
5 Rue Louis Neel
21000 Dijon, France
Tel: +33 380 73 93 93
Fax: +33 380 73 16 20
Email: info@fr.frutarom.com

FRUTAROM BRAZIL
Av. Brigadeiro Faria Lima 1.713
4th Floor, Office #44
CEP 01451-001
Sao Paulo - SP, Brazil
Tel: +55 11 3816 3883
Fax: +55 11 3816 3887
Email: samerica@frutarom.com

FRUTAROM TURKEY
Emek Mah. Ordu Cad. Sivat Yolu No. 8/2
Sarigazi, Umraniye
Istanbul 81260, Turkey
Tel: +90 216 466 6090
Fax: +90 216 466 6091
Email: turkey@frutarom.com

FRUTAROM RUSSIA
Yakovo-Apostolsky Pereulok, 7-1
105064 Moscow, Russia
Tel: +7 495 917 7079
Fax: +7 495 916 1689
Email: russia@frutarom.com

FRUTAROM BELARUS
65 Timiriaza Str., Office 608
Minsk, 220035 Republic of Belarus
Tel: +375 17 209 6143
Fax: +375 17 209 0953
Email: belarus@frutarom.com

FRUTAROM UKRAINE
7b Zilianskay St., Office 2
Kiev 01033, Ukraine
Tel: +38 044 287 4794
Tel/Fax: +38 044 289 1958
Email: urkaine@frutarom.com

FRUTAROM KAZAKHSTAN
157 Abaya St., Office 9, Business Center
480009 Almaty, Kazakhstan
Tel: +7 3272 508382
Fax: +7 3272 509379
Email: kazakhstan@frutarom.com

FRUTAROM CHINA
Dian Shan Hu Lake Town,
Kunshan City, Jiangsu, China
Tel: +86 512 5748 2747
Fax: +86 512 5748 1561
Email: china@frutarom.com

FRUTAROM HONG KONG
Room 5, 6th floor, Block A,
Vigor Industrial Bldg.,
14-20 Cheung Tat Road,
Tsing Yi, N.T. Hong Kong
Tel: +852 2432 3351
Fax: +852 2433 6014
Email: hongkong@frutarom.com


FRUTAROM
FOUNDED 1933

www.frutarom.com